Exhibit 2.1

EXECUTION VERSION
CONFIDENTIAL

AGREEMENT AND PLAN OF MERGER

by and among

KODIAK BUILDING PARTNERS INC.,

QXO, INC.,

JUNO MERGER SUB, INC.

and

CSC SHAREHOLDER SERVICES LLC

February 10, 2026

TABLE OF CONTENTS

Exhibits

Exhibit A	Form of Escrow Agreement

Exhibit B	Accounting Principles; Illustrative Calculation of Net Working Capital

Exhibit C	Form of Certificate of Merger

Exhibit D	Form of Letter of Transmittal

Exhibit E	Form of Termination Agreement

Exhibit F	Form of Closing Certificate

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated February 10, 2026, by and among QXO, Inc., a Delaware corporation (“Parent”), Juno Merger Sub, Inc., a Delaware corporation (“Merger Sub”), Kodiak Building Partners Inc., a Delaware corporation (the “Company”), and CSC Shareholder Services LLC, a Delaware limited liability company, in its capacity as Shareholder Representative (the “Shareholder Representative”). Parent, Merger Sub, the Company, and the Shareholder Representative are each sometimes referred to herein as a “party” and, collectively, as the “parties.” Unless the context otherwise requires, terms used in this Agreement that are capitalized and not otherwise defined in context have the meanings set forth or cross-referenced in Article I.

WHEREAS, the respective Boards of Directors of Parent and Merger Sub have (a) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger on the terms and subject to the conditions set forth herein and (b) authorized and approved (i) the execution, and delivery by Parent and Merger Sub, respectively, of this Agreement and each of the other Merger Documents to which Parent or Merger Sub is a party, as applicable, and (ii) the performance by Parent and Merger Sub, respectively, of their respective obligations under this Agreement and each of the other Merger Documents to which Parent or Merger Sub is a party, as applicable, and (iii) the consummation of the transactions contemplated hereby and thereby, including the Merger; and

WHEREAS, the Board of Directors of the Company has (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and fair to, and in the best interests of, the Company and the Company’s stockholders, (b) declared it advisable to enter into this Agreement, (c) authorized and approved (i) the execution and delivery by the Company of this Agreement and each of the other Merger Documents to which the Company is (or will be) a party, (ii) the performance by the Company of its obligations under this Agreement and each of the other Merger Documents to which the Company is (or will be) a party and (iii) the consummation by the Company of the transactions contemplated hereby, including the Merger (subject to approval of the Merger by the Company’s stockholders as required by Delaware Law), and (d) recommended that the stockholders of the Company approve, adopt and consent to this Agreement and the consummation of the transactions contemplated hereby, including the Merger; and

WHEREAS, as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, concurrently with the execution and delivery of this Agreement, the Fund and certain of its Affiliates are executing and delivering a restrictive covenant and support agreement to be dated the date hereof (the “Restrictive Covenant and Support Agreement”) between the Fund and Parent, pursuant to which, on the terms set forth therein, among other things, the Fund shall (i) approve the Merger as an “Approved Sale” pursuant to and in accordance with Section 2.3 of the Securityholders Agreement, (ii) agree, among other things, to deliver a written consent to be executed by the Fund with respect to all of its shares of Company Common Stock in favor of the adoption of this Agreement and the approval of the transactions contemplated hereby, including the Merger and (iii) agree to certain restrictive covenants;

WHEREAS, as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, concurrently with the execution and delivery of this Agreement, certain employees of the Company or its Subsidiaries (i) have executed offer letters regarding the employment of such employees with Parent or its Affiliates following the Closing and (ii) have entered into certain rollover agreements with Parent (the “Rollover Agreements”), pursuant to which such employees will, immediately following and contingent upon the Effective Time, contribute certain cash proceeds received by such employees pursuant to this Agreement to Parent in exchange for shares of common stock of Parent, on the terms and subject to the conditions set forth in such Rollover Agreements and this Agreement; and

WHEREAS, immediately following the execution of this Agreement, stockholders of the Company who collectively own a majority of the outstanding Company Common Stock entitled to vote thereon shall deliver to the Company a written consent approving, adopting and consenting to this Agreement and the consummation of the transactions contemplated hereby, including the Merger, pursuant to and in accordance with Section 228 and Section 251(c) of Delaware Law (the “Written Consent”).

NOW, THEREFORE, in consideration of the premises and the mutual covenants, representations, warranties and undertakings contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

Article I

DEFINITIONS

Section 1.1.      Certain Definitions. As used in this Agreement, the following terms have the respective meanings set forth below.

“2024 Term Loan Agreement” has the meaning ascribed to such term in Section 1.1(a) of the Disclosure Letter.

“2025 Company Audit” means the audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2025 and the related audited consolidated statements of operations, statements of changes in stockholders’ equity, and statements of cash flows of the Company and its Subsidiaries for the year ended December 31, 2025, in each case, that is Compliant.

“ABL Credit Agreement” has the meaning ascribed to such term in Section 1.1(b) of the Disclosure Letter.

“Accounting Principles” means the accounting principles set forth on Exhibit B.

“Action” means any action, demand letter, cause of action, litigation, audit, review, lawsuit, claim, complaint, charge, administrative action, arbitration, mediation, investigation, or other similar dispute or legal proceeding by or before any Governmental Authority.

“Add-On Earnouts” has the meaning ascribed to such term in Section 1.1(c) of the Disclosure Letter.

“Affiliate” means a Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, a specified Person; provided that, except for purposes of Section 3.19 or Section 5.16, in no event shall the Company or any of its Subsidiaries be considered an Affiliate of any “portfolio company” (as such term is customarily understood among institutional private equity investors) or any investment fund affiliated with the Former Holders, nor shall any portfolio company or any investment fund affiliated with the Former Holders be considered an Affiliate of the Company or any of its Subsidiaries; provided, further, that in no event shall any shareholder of Parent be considered an Affiliate of Parent or Merger Sub nor shall Parent or Merger Sub be considered an Affiliate of any shareholder of Parent. A Person shall be deemed to control another Person if such first Person possesses, directly or indirectly, the power to direct, or cause the direction of, the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise.

“Aggregate Closing Class L Preference” means an amount equal to the aggregate Closing Class L Preference of all shares of Class L Common Stock that are outstanding immediately prior to the Effective Time, which amount shall, for the avoidance of doubt, equal zero.

“Aggregate Closing Option Cash Consideration” means the aggregate Closing Per Share Option Cash Consideration for all In-the-Money Company Options, excluding any Excluded Options.

“Aggregate Closing Share Consideration” means an amount equal to the sum of (i) the Closing Cash Consideration, plus (ii) the Aggregate Option Exercise Price minus (iii) the Aggregate Closing Class L Preference.

“Aggregate Equity Consideration” means 13,157,895 fully paid and nonassessable shares of Parent Common Stock; provided that such number of shares shall be equitably adjusted, without duplication, proportionately to reflect the effect of any stock split, reverse stock split, subdivision, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Parent Common Stock (including for this purpose any securities convertible into, or exercisable for, Parent Common Stock) having a record date occurring on or after the date of this Agreement and prior to the Effective Time to proportionately reflect such change.

“Aggregate Option Exercise Price” means the aggregate dollar amount payable to the Company pursuant to the Option Plan and the applicable Option Agreements, by holders of all In-the-Money Company Options as the exercise price for the exercise of all In-the-Money Company Options (based on the exercise price of such Company Options as of immediately prior to the Effective Time pursuant to the applicable Option Agreements as in effect as of the date of this Agreement), excluding any Excluded Options.

“Aggregate Retention Bonus Payments” means, with respect to each Retention Bonus Payment Date, an amount equal to (i) the aggregate amount of Retention Bonus Payments to be made on such Retention Bonus Payment Date as set forth on Section 1.1(d) of the Disclosure Letter minus (ii) the amount payable on such Retention Bonus Payment Date pursuant to a CCA Retention Bonus Letter with respect an employee of the Company or any of its Subsidiaries that is no longer an employee of the Company or any of its Subsidiaries as of such Retention Bonus Payment Date.

“Agreement” means this Agreement and Plan of Merger.

“Approved Sale” has the meaning ascribed to such term in the Securityholders Agreement.

“Boards of Directors” means, as applicable, the board of directors of each of Parent, Merger Sub and the Company.

“Business Day” means any day, other than a Saturday, Sunday or day on which commercial banks in New York City or Greenwich, Connecticut are authorized or required by Law to be closed.

“CCA Retention Bonus Escrow Amount” means an amount equal to (i) $695,409.00, minus (ii) any CCA Retention Bonus Payments with respect to an employee of the Company or any of its Subsidiaries that is no longer an employee of the Company or any of its Subsidiaries as of the Closing.

“CCA Retention Bonus Letters” means the retention bonus letters listed on Section 1.1(e) of the Disclosure Letter.

“CCA Retention Bonus First Payment Date” means January 1, 2027.

“CCA Retention Bonus Second Payment Date” means July 1, 2027.

“CCA Retention Bonus Payments” means any retention bonus amounts payable on either the CCA Retention Bonus First Payment Date or the CCA Retention Bonus Second Payment Date pursuant to the terms of the CCA Retention Bonus Letters.

“Certificate of Incorporation” means the Company’s Amended and Restated Certificate of Incorporation as in effect from time to time.

“Class A Common Stock” means the Company’s Class A Common Stock, par value $0.01 per share.

“Class L Common Stock” means the Company’s Class L Common Stock, par value $0.01 per share.

“Closing Cash Consideration” means the Estimated Merger Consideration, minus the amount of the Adjustment Escrow Funds, minus the Retention Bonus Escrow Funds, minus the Severance Escrow Funds, and minus the Expense Reserve Amount.

“Closing Class L Preference” means, with respect to each share of Class L Common Stock that is outstanding immediately prior to the Effective Time, an amount equal to the sum of (1) the Unreturned Original Class L Priority Amount with respect to such share, plus (2) the Unpaid Class L Yield with respect to such share (each as defined in the Certificate of Incorporation as in effect on the date hereof), in each case as of immediately prior to the Effective Time, which amount shall, for the avoidance of doubt, equal zero.

“Closing Date Cash and Cash Equivalents” means, the sum of (x) without duplication, all cash and cash equivalents of the Company and its Subsidiaries, in each case, determined as of the Purchase Price Measurement Time in accordance with the Accounting Principles, which shall (a) include (i) all deposits in transit and uncleared inbound checks, wire transfers, drafts, and other electronic payments to the Company and its Subsidiaries, but only to the extent that there has been a corresponding reduction in Receivables, as and to the extent appropriate, for purposes of the calculation of Net Working Capital, and (ii) marketable securities, certificates of deposit, commercial paper, treasury bills and short-term investments, in each case described in this subpart (ii), to the extent convertible to cash within thirty (30) days, (b) be calculated net of all uncleared outbound checks, wire transfers, drafts, and other electronic payments by the Company and its Subsidiaries, but only to the extent that there has been a corresponding reduction in accounts payable, as and to the extent appropriate, for purposes of the calculation of Net Working Capital, and (c) exclude Restricted Cash; plus (y) $350,000.

“Closing Date Indebtedness” means all Indebtedness as of immediately prior to the Closing.

“Closing Debt to be Discharged” means such portion of the Closing Date Indebtedness as equals the sum of Closing Date Indebtedness pursuant to (a) the Credit Agreements and (b) such other Indebtedness (if any) listed or described on Section 1.1 of the Disclosure Letter, as the same may be modified by mutual written agreement of Parent and the Shareholder Representative; provided that all such Closing Date Indebtedness shall be set forth in the Estimated Merger Consideration Statement and, with respect to the Credit Agreements, the applicable Payoff Letter in respect thereof.

“Closing Option Consideration” means, with respect to each In-the-Money Company Option, the product of (i) the number of shares of Class A Common Stock subject to such In-the-Money Company Option immediately prior to the Effective Time, multiplied by (ii) the Closing Per Share Option Consideration with respect to such In-the-Money Company Option.

“Closing Per Class L Share Cash Consideration” means (i) the Closing Class L Preference, plus (ii) the Closing Per Share Cash Consideration.

“Closing Per Class L Share Consideration” means (i) the Closing Class L Preference, plus (ii) the Closing Per Share Consideration.

“Closing Per Share Cash Consideration” means an amount equal to the quotient of (i) the Aggregate Closing Share Consideration, divided by (ii) the Fully Diluted Share Number.

“Closing Per Share Consideration” means an amount equal to the sum of (i) the Closing Per Share Cash Consideration, plus (ii) the Closing Per Share Equity Consideration.

“Closing Per Share Equity Consideration” means an amount equal to (i) the Aggregate Equity Consideration, divided by (ii) the Fully Diluted Share Number.

“Closing Per Share Option Cash Consideration” means, with respect to each In-the-Money Company Option, an amount equal to (i) the Closing Per Share Cash Consideration, minus (ii) the per share exercise price of such Company Option as of immediately prior to the Effective Time.

“Closing Per Share Option Consideration” means, with respect to each In-the-Money Company Option, an amount equal to (i) the Closing Per Share Option Cash Consideration, plus (ii) the Closing Per Share Equity Consideration.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Common Stock” means the Class A Common Stock and Class L Common Stock, collectively.

“Company Fundamental Representations” means the representations and warranties of the Company set forth in: Section 3.1(a) and the first sentence of Section 3.1(c) (Organization and Qualification); Section 3.2(a) (Authorization); Section 3.3(i) (Non-Contravention); Section 3.5(a), the second sentence and the last sentence of Section 3.5(b), the second sentence, the fourth sentence and the last sentence of Section 3.5(c), Section 3.5(d), and the last sentence of Section 3.5(e) (Capitalization; Subsidiaries); and Section 3.21 (Brokers).

“Company Intellectual Property Rights” means all Intellectual Property Rights owned or purported to be owned in whole or in part by the Company or any of its Subsidiaries.

“Company Option” means each option to purchase equity securities from the Company that is outstanding immediately prior to the Effective Time granted pursuant to the Option Plan, other than the Excluded Options. Each portion of a Company Option that has a different per share exercise price than another portion of such Company Option shall be treated as a separate Company Option for purposes of this Agreement.

“Company Plan” means each Plan (other than a “multiemployer plan” (within the meaning of Section 3(37) of ERISA)) that is maintained, sponsored, contributed to, or required to be contributed to, by the Company or any of its Subsidiaries for the benefit of any current or former employee, officer, director or individual consultant of the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries has any liability (contingent or otherwise) on behalf of any such current or former employee, officer, director or individual consultant.

“Compliant” means, with respect to the Required Financial Information, that (i) such Required Financial Information does not contain any untrue statement of a material fact regarding the Company and its Subsidiaries or omit to state any material fact regarding the Company and its Subsidiaries necessary in order to make such Required Financial Information not misleading under the circumstances under which it was made available (giving effect to all supplements and updates provided thereto), (ii) such Required Financial Information complies in all material respects with all requirements of Regulation S-K and Regulation S-X under the Securities Act for a registered public offering of equity securities or non-convertible debt securities on Form S-1 that would be applicable to such Required Financial Information, (iii) no independent auditor shall have withdrawn any audit opinion with respect to any financial statements contained in the Required Financial Information, and (iv) the financial statements and other financial information included in such Required Financial Information would not be deemed stale or otherwise be unusable under the requirements of Regulation S-X under the Securities Act for a registered public offering of equity securities or non-convertible debt securities on Form S-1 under the Securities Act and are sufficient to permit the Company’s independent accountants to issue a customary “comfort” letter to the Financing Sources to the extent required as part of a Financing, including as to customary negative assurances and change period, in order to consummate any offering of equity or debt securities on any day on or prior to the Closing Date.

“contract” means any legally binding written or oral agreement, commitment, instrument, note, bond, debenture, mortgage, indenture, deed of trust, license, lease, or other legally binding obligation or arrangement, including any legally binding series of related agreements, commitments, instruments, notes, bonds, debentures, mortgages, indentures, deeds of trust, licenses, or leases.

“Credit Agreements” means, collectively, (a) the 2024 Term Loan Agreement and (b) the ABL Credit Agreement.

“Current Income Tax Liability” means an amount, which may not be less than zero, either in the aggregate or for any entity or in any jurisdiction, equal to the sum of all unpaid Income Taxes of the Company and its Subsidiaries for the taxable period (or portion thereof) ending on and including the Closing Date and any taxable period ending prior to the Closing Date to the extent Tax Returns with respect to such taxable period have not been filed as of the Closing Date, regardless of when due (but only in those jurisdictions where the Company or its Subsidiaries have previously filed a Tax Return or have commenced activities in the most recent taxable period), calculated without duplication, (a) consistent with the past practices (including reporting positions, elections and accounting methods) of the Company and its Subsidiaries, unless otherwise required by applicable Law, and to the extent such past practices are supported at a “more-likely-than-not” or higher level of confidence; (b) by taking into account (i) any applicable estimated Tax payments, Tax prepayments and Tax overpayments, in each case that are made prior to the Closing and (ii) any net operating losses, interest expense carryforwards and other Tax attributes, in each case of the foregoing clauses (i)-(ii), that (1) are available to reduce cash Taxes payable for such periods, and (2) relate to Income Taxes for the Pre-Closing Tax Periods of the Company and its Subsidiaries; (c) by allocating Transaction Tax Deductions to the Pre-Closing Tax Period to the extent deductible at a “more likely than not” or higher level of confidence in such period; (d) in accordance with Section 5.10(a); (e) by excluding any Taxes attributable to any action taken at the direction of Parent or any of its Affiliates (including the Company and its Subsidiaries) on the Closing Date after Closing outside the Ordinary Course of Business and not specifically contemplated by this Agreement; (f) for clarity, taking into account all net income and gain recognized in connection with the sale of Kodiak Interiors Group, LLC in 2025; (g) without regard to any deferred Tax assets or liabilities established under GAAP; (h) by excluding any liabilities to the extent such liabilities are for accruals or reserves established or required to be established for any contingent Income Taxes or with respect to any uncertain Tax positions to the extent reflected on the Financial Statements; (i) by including in Taxable income of the Company and its Subsidiaries the aggregate amount of all adjustments made pursuant to Section 481 of the Code (or any analogous, comparable of similar provision of state, local or foreign Law) relating to any change in Tax accounting method made prior to Closing or relating to the use of an improper method of Tax accounting prior to Closing and (j) by including any Taxes arising in connection with any item required to be included in Taxable income by any of the Company or its Subsidiaries under Section 951 or 951A of the Code attributable to the Pre-Closing Tax Periods. For the avoidance of doubt, Current Income Tax Liability shall be determined separately for (i) the Company and each of its Subsidiaries except to the extent the Company and such Subsidiary join in a consolidated, combined, joint or similar Tax Return, and (ii) with respect to each jurisdiction where the Company or its Subsidiaries have previously filed a Tax Return or have commenced activities in the most recent taxable period.

“Data Protection Laws” means any applicable Laws relating to the Processing of data, data privacy, data security, data breach notification, marketing and advertising, and Personal Information (including the cross-border transfer of Personal Information).

“Data Protection Requirements” means all applicable (i) Data Protection Laws; (ii) published or posted agreements, policies, and notices relating to the Company’s or any of its Subsidiaries’ Processing of Personal Information by the Company or any of its Subsidiaries; (iii) terms of any agreements to which the Company or any of its Subsidiaries is bound relating to the Processing of Personal Information; and (iv) other binding requirements of a self-regulatory organization and industry standards (including the Payment Card Industry Data Security Standard) relating to data protection and the Processing of Personal Information.

“Debt Financing” means debt financing to fund all or any portion of Parent’s payment of the Merger Consideration and the other amounts required to be paid by Parent in connection with consummation of the Merger and other transactions contemplated hereby and the payment of all related fees and expenses incurred by or on behalf of Parent.

“Delaware Law” means the General Corporation Law of the State of Delaware.

“Disclosure Letter” means the disclosure letter delivered by the Company to Parent and Merger Sub in connection with this Agreement prior to the execution of this Agreement, as the same may be modified after the date hereof by the mutual written agreement of Parent and the Shareholder Representative.

“Dissenting Shares” means any shares of Company Common Stock (other than Excluded Shares) that are issued and outstanding immediately prior to the Effective Time and in respect of which appraisal or dissenters’ rights shall have been perfected and not waived, withdrawn or lost, in accordance with Section 262 of the Delaware Law, in connection with the Merger.

“Distribution” means any cash distribution to be paid to the Former Holders with respect to Company Common Stock or Company Options following the Closing pursuant to Section 2.4(f) and Section 5.10(d), any distribution in respect of the Retention Bonus Escrow Funds pursuant to Section 5.23, any distribution in respect of the Severance Escrow Funds pursuant to Section 5.24, and any distribution in respect of the Expense Funds pursuant to Section 9.1(b) (excluding, for the avoidance of doubt, (a) the amounts paid pursuant to Section 2.4(d)(viii) or Section 2.4(d)(ix) and (b) any amounts payable pursuant to Section 2.7(d) to any Former Holder that surrenders such Former Holder’s Letter of Transmittal after the close of business on the second (2nd) Business Day prior to the Closing Date).

“Distribution Per Share Consideration” means, with respect to each Distribution, an amount equal to the quotient of (a) the amount of such Distribution divided by (b) the Fully Diluted Share Number.

“DOJ” means the Antitrust Division of the U.S. Department of Justice.

“Effectiveness Deadline” means the earlier of the (i) ninetieth (90th) day after the Closing Date and (B) second (2nd) Business Day after the date Parent is notified (orally or in writing, whichever is earlier) by the SEC that such registration statement will not be reviewed or will not be subject to further review.

“Environmental Laws” means all applicable federal, state, local and foreign statutes, regulations, ordinances and similar provisions having the force or effect of Law concerning pollution, protection of the environment or human health with respect to exposure to Hazardous Substances, or recordkeeping, notification, disclosure, and reporting requirements respecting Hazardous Substances.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” means Citibank, N.A. (or other third-party escrow agent designated by the Shareholder Representative and reasonably acceptable to Parent), in its capacity as escrow agent, as appointed in accordance with the terms of the Escrow Agreement, and any successors thereto.

“Escrow Agreement” means the Escrow Agreement to be entered into on the Closing Date by and among Parent, the Shareholder Representative and the Escrow Agent, substantially in the form of Exhibit A attached hereto.

“Estimated Merger Consideration” means an amount equal to the sum of (a) the Base Purchase Price, plus (b) the Estimated Net Working Capital Adjustment (which may be a negative number), minus (c) the Estimated Closing Date Indebtedness, plus (d) the Estimated Closing Date Cash and Cash Equivalents, minus (e) the Estimated Transaction Expenses, in each case of clauses (b) through (e), as set forth in the Estimated Merger Consideration Statement, as determined in accordance with Section 2.4(b).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Option” means the unvested portion (after taking into account any acceleration of vesting triggered in connection with the consummation of the Merger in accordance with the terms of the Option Plan and the applicable Option Agreements) of each option to purchase equity securities from the Company that is outstanding immediately prior to the Effective Time, each of which is identified as an “Excluded Option” on Section 3.5(b) of the Disclosure Letter.

“Excluded Shares” means, collectively, (a) any Company Common Stock owned by Parent, Merger Sub or any other direct or indirect wholly-owned Subsidiary of Parent, and (b) any Company Common Stock owned by the Company or any direct or indirect wholly-owned Subsidiary of the Company.

“Expense Reserve Amount” means $200,000.

“Fair Market Value” shall mean the price at which property would be purchased by an unrelated buyer from an unrelated seller, neither being under a compulsion to buy or sell and each being fully apprised of all the relevant facts and circumstances.

“Financing” means any Debt Financing and/or equity financing to fund all or any portion of Parent’s payment of the Merger Consideration and the other amounts required to be paid by Parent in connection with consummation of the Merger and the other transactions contemplated hereby and the payment of all related fees and expenses incurred by or on behalf of Parent.

“Former Holders” means, collectively, the holders of Company Common Stock and the holders of Company Options, in each case, immediately prior to the Effective Time.

“Fraud” means actual and intentional common law fraud under the Laws of Delaware in the making of a representation or warranty expressly set forth in Article III, Article IV, any certificate delivered pursuant to Section 6.2(b) or Section 6.3(b) (in each case, as qualified by the Disclosure Letter) or in any other Merger Document. For the avoidance of doubt, “Fraud” shall not include equitable fraud, constructive fraud, promissory fraud, unfair dealings fraud, reckless fraud, negligent fraud, any tort based on negligence or recklessness, and any derivative or related theory of liability (including any claim based on conspiracy).

“FTC” means the Federal Trade Commission.

“Fully Diluted Share Number” means, without duplication, the sum of (x) the aggregate number of shares of Company Common Stock (other than Excluded Shares) issued and outstanding immediately prior to the Effective Time; plus (y) the aggregate number of shares of Company Common Stock underlying In-the-Money Company Options outstanding immediately prior to the Effective Time.

“Fund” has the meaning ascribed to such term in the Securityholders Agreement.

“GAAP” means generally accepted accounting principles as in effect in the United States at the relevant time.

“Governmental Approvals” means all consents, Permits, authorizations, waivers, or approvals from Governmental Authorities that are required to be obtained by applicable Law in order to consummate the Merger and the other transactions contemplated by this Agreement.

“Governmental Authority” means any national, federal, state, provincial, county, municipal or local government, foreign or domestic, or the government of any political subdivision of any of the foregoing, or any entity, authority, agency, ministry, arbitrator or arbitral body (public or private) or other similar body exercising executive, legislative, judicial, regulatory or administrative authority or functions of or pertaining to government, including any authority or other quasi-governmental entity established to perform any of such functions.

“Hazardous Substances” means hazardous or toxic substances or materials, hazardous wastes, pollutants or contaminants as said terms are defined by applicable Environmental Laws or with respect to which liability or standards of conduct are imposed under any applicable Environmental Laws, including without limitation, petroleum or petroleum constituents, friable asbestos-containing material, per- and polyfluoroalkyl substances, or polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“HSR Approval” means the waiting period (including any extension thereof and any timing agreement entered into by the Company and Parent with a Governmental Authority to delay or not to consummate the transactions entered into in connection therewith) under the HSR Act shall have expired or shall have been terminated.

“In-the-Money Company Options” means each vested Company Option (after taking into account any acceleration of vesting triggered in connection with the consummation of the Merger in accordance with the terms of the Option Plan and the applicable Option Agreements) with an exercise price per share of Company Common Stock (based on the exercise price of such Company Option as of the date of this Agreement) for such Company Option that is less than the Closing Per Share Consideration plus the amount, if any, of the Distribution Per Share Consideration.

“Income Tax” means any Tax imposed on or determined with reference to gross or net income or profits or any franchise Tax, or gross receipts Tax or other similar Tax, in each case imposed in lieu of an Income Tax (but excluding, for the avoidance of doubt, any sales or similar Taxes).

“Indebtedness” means, without duplication, as of any date each of the following to the extent unpaid: (i) the outstanding principal amount of, any and all accrued (including, for the avoidance of doubt, amounts accrued or due and payable under the terms of the applicable agreement or instrument) interest on, and other payment obligations of the Company or any of its Subsidiaries for all (a) indebtedness for borrowed money, (b) indebtedness evidenced by any note, bond, indenture, debenture or other debt security, (c) letters of credit, performance, surety or payment bonds, bankers’ acceptances, and similar instruments and obligations, but, in each case, only to the extent called or drawn and unreimbursed or required to be collateralized (excluding as a result of the Closing), and (d) interest rate protection, swap, currency exchange agreements, or other hedging agreements, collars, caps, or forward contracts (determined as if such agreements were terminated as of the Closing), (ii) all lease payment obligations of the Company or any of its Subsidiaries required to be recognized as capital or finance leases in accordance with GAAP (excluding any effect of ASC 842 on the Company or any of its Subsidiaries as it relates to the classification of operating leases), (iii) all liabilities for deferred or unpaid payment obligations of the Company or any of its Subsidiaries, including earn-out payments (other than the Add-On Earnouts), seller notes, holdbacks, purchase price (including net working capital) adjustments, retention payments or other similar contingent obligations, in each case, calculated as the maximum amount that could be payable pursuant to the terms of such obligation, but excluding, for the avoidance of doubt, amounts owed under commercial agreements in the Ordinary Course of Business, if and to the extent the amount thereof is included as a current liability in the calculation of Net Working Capital, (iv) all payment obligations of the Company or any of its Subsidiaries for any unfunded, underfunded obligation of any defined benefit pension or other retirement plans or post-retirement medical, dental, vision, prescription drug, life insurance or deferred compensation plans, programs, agreements, or arrangements and any obligations for unpaid severance payments (regardless of whether actually referred to as “severance”) payable to any current or former officer, director, manager, employee, or individual service provider of the Company or its Subsidiaries whose employment or other service terminated prior to the Closing or who received or provided notice of termination, in either case, prior to the Closing (including, in each case, the employer’s portion of payroll, social security, unemployment or similar Taxes with respect thereto and any Tax gross-up payments payable with respect to the foregoing), (v) all liabilities for any accrued but unpaid annual bonuses for the year ended December 31, 2025 (including the employer’s portion of payroll, social security, unemployment or similar Taxes with respect thereto and any Tax gross-up payments payable with respect to the foregoing), (vi) (a) all monitoring, management, termination, exit, brokers’ or other fees, expenses, or other amounts payable by the Company or any of its Subsidiaries to the Fund or any of its Affiliates (other than with respect to any portion of the Merger Consideration or Distributions payable to the Fund) or any members of the Company’s Board of Directors (other than Steve Swinney in his capacity as an employee of the Company), including pursuant to any advisory, management or other agreement or arrangement with any of the Company or its Subsidiaries, and (b) all declared and unpaid dividends payable by the Company, (vii) the Current Income Tax Liability, (viii) all liabilities relating to discontinued operations, including but not limited to Kitchen Interiors Group, DLD Denver Panels, DLD Denver Door and Barton Commerce City and excluding any future obligations that are related to revenue generating activities of the discontinued operations to the extent the operations are positive EBITDA or breakeven, (ix) (a) all obligations in respect of accrued and unpaid non-recurring costs, fees and expenses payable to vendors and other advisors in connection with the acquisition, sale or divestiture of equity interests in, or any assets, right or property of, any Person or business or division thereof and (b) all obligations of the Company or its Subsidiaries under the TSA (net of any accrued Receivables), (x) all direct or indirect guarantees or Liens on assets of the Company or any of its Subsidiaries in respect of any obligations of any other Person, including obligations of the type described in clauses (i) through (x) (including all Liens on the stock or other equity interests of any of the Company’s Subsidiaries), and (xi) all accrued (including, for the avoidance of doubt, amounts accrued or due and payable under the terms of the applicable agreement or instrument) interest on any Indebtedness described in clauses (i) through (x), if any, and all termination fees, prepayment penalties, premiums, “breakage” cost, reimbursements or other payment obligations of the Company or any of its Subsidiaries for any Indebtedness described in clauses (i) through (x), in each case, assuming repayment of such Indebtedness at the Closing, in each case, excluding (I) any items to the extent taken into account in determining Net Working Capital or Transaction Expenses, as applicable, (II) any obligations under operating leases, (III) any letters of credit, performance, surety or payment bonds, bankers’ acceptances, or similar instruments and obligations (except as provided in clause (i)(c)), (IV) any intercompany obligations between or among the Company and any of its wholly-owned Subsidiaries, (V) any fees, expenses or other obligations to the extent incurred by or at the written direction of Parent or Merger Sub, including those relating to Parent’s or any of its Affiliates’ financing or the R&W Insurance Policy, (VI) any customer deposits, (VII) the Add-On Earnouts, (VIII) the Retention Bonus Payments and (IX) all liabilities for any accrued but unpaid annual bonuses for any periods after December 31, 2025.

“Intellectual Property Rights” means any and all intellectual and industrial property rights and other similar proprietary rights, in any jurisdiction throughout the world, whether registered or unregistered, including all rights pertaining to or deriving from the following: (a) patents and patent applications, reexaminations, extensions and counterparts claiming priority therefrom; (b) inventions, invention disclosures, discoveries and improvements; (c) computer software and firmware, including data files, source code, object code and software-related specifications and documentation (collectively “Software”); (d) copyrights, databases and database rights, and rights in collections of data; (e) trademarks, trade names, service marks, certification marks, service names, brands, trade dress and logos and the goodwill associated therewith; (f) trade secrets, non-public information, and confidential information, know-how, business and technical information, and rights to limit the use or disclosure thereof by any Person; and (g) domain names and social media accounts and handles, including in each case any registrations of, applications to register, and renewals and extensions of, any of the foregoing with or by any Governmental Authority in any jurisdiction.

“Inventory” means all items of inventory of products that are held for sale by the Company or any of its Subsidiaries in the Ordinary Course of Business, and all raw materials, works in progress, spare parts, and finished goods of the Company and its Subsidiaries, in each case, whether located at any facility owned, leased or operated by the Company or any of its Subsidiaries, off site or in transit, net of adequate reserves determined in accordance with GAAP.

“Knowledge” means the actual knowledge that Steve Swinney, Drew Sultan, Mike Flood, Pat Flood, Matt Lascola or Brian Huss would have after reasonable inquiry.

“Laws” means any statutes, laws (statutory or common), rules, regulations, acts, codes, ordinances and Orders of all Governmental Authorities.

“Lien” means any mortgage, deed of trust, pledge, security interest, encumbrance, lien, license, restriction on transfer, proxy, voting trust or agreement, restrictive covenant, right of first refusal, right of first offer, purchase option, or charge or encumbrance of any kind.

“Material Adverse Effect” means any fact, change, circumstance, condition, event, occurrence, development or effect, individually or in the aggregate with other facts, changes, circumstances, conditions, events, occurrences, developments or effects, that has had, or would reasonably be expected to have, a material adverse effect on (i) the ability of the Company and its Subsidiaries to timely perform their respective obligations under, or consummate the transactions contemplated by, this Agreement or (ii) the condition (financial or otherwise), business, or results of operations of the Company and its Subsidiaries, in each case, taken as a whole; provided, however, that any fact, change, circumstance, condition, event, occurrence, development or effect to the extent arising from or related to any of the following, either individually or in the aggregate with any other fact, change, circumstance, condition, event, occurrence, development or effect, shall not be deemed to constitute a Material Adverse Effect and shall not be taken into account in determining whether a Material Adverse Effect has occurred under this clause (ii): (a) changes or developments in conditions generally affecting national, regional, local or global economies or generally affecting one or more industries in which the Company or its Subsidiaries operate; (b) changes or developments in national, regional, local or global political, trade, cultural or social conditions, including terrorism, military operations, hostilities and acts of war, or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any civil unrest or military or terrorist attack; (c) changes or developments in conditions in financial, banking, credit, currency or securities markets (including (i) any disruption thereof, (ii) any decline or rise in the price of any security, commodity, raw material, contract or index, (iii) any change in interest or currency exchange rates and (iv) any increased cost, or decreased availability, of capital, or change in the pricing or terms related to any financing for the transactions contemplated hereby); (d) changes in GAAP or the binding interpretation thereof, in each case, after the date hereof; (e) changes in any Laws after the date hereof; (f) any actual sequester, stoppage, shutdown, or default by the U.S. federal government; (g) the public announcement, pendency or completion of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, customers, vendors, suppliers, distributors, lessors or other commercial partners (except with respect to any representation and warranty relating to the announcement, pendency or completing of the transactions contemplated by this Agreement); (h) any failure, in and of itself, by the Company or any of its Subsidiaries to meet any budgets, projections, forecasts, estimates, plans, predictions, performance metrics or operating statistics for any period (it being understood that the facts and circumstances giving rise or contributing to such failure may be taken into account in determining whether there has been a Material Adverse Effect to the extent not otherwise excluded from consideration by the terms hereof); (i) the breach of this Agreement by Parent or Merger Sub; (j) the identity of Parent as the acquiror; or (k) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wildfire or other natural disaster, weather condition, epidemic, pandemic or disease outbreak, wildfire or other act of God event; provided that the matters described in (a), (b), (c), (d), (e), (f) and (k) may be taken into account to the extent such matter has a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, as compared to the other participants in the industry in which the Company and its Subsidiaries operate.

“Merger Documents” means, collectively, this Agreement, the Certificate of Merger, the Escrow Agreement, the Paying Agent Agreement, the Restrictive Covenant and Support Agreement, the Rollover Agreements and the Letters of Transmittal.

“Net Working Capital” means the aggregate amount of current assets of the Company and its Subsidiaries, on a consolidated basis, less the aggregate amount of current liabilities of the Company and its Subsidiaries, on a consolidated basis, in each case, as determined as of the Purchase Price Measurement Time in accordance with the Accounting Principles; provided that Net Working Capital shall not include any deferred or Income Tax assets, deferred or Income Tax liabilities, Closing Date Cash and Cash Equivalents, Restricted Cash, Transaction Expenses, Indebtedness, liabilities for any accrued but unpaid annual bonuses for the year ended December 31, 2025 or any period thereafter (including the employer’s portion of payroll, social security, unemployment or similar Taxes with respect thereto and any Tax gross-up payments payable with respect to the foregoing), assets or contra liabilities relating to Indebtedness (including any unamortized debt issuance costs), loans payable by, or other amounts receivable from, any Former Holder or other Related Party, any employee of the Company or any of its Subsidiaries, or any of their respective Affiliates, or any out-of-pocket fees and expenses to the extent incurred at the written request of Parent to the extent relating to Parent’s, Merger Sub’s or their respective Affiliates’ financing for the transactions contemplated hereby.

“Net Working Capital Adjustment” means the amount (which may be negative, positive or zero) equal to (a) Net Working Capital minus (b) the Reference Amount.

“New River Purchase Agreement” means that certain Stock Purchase Agreement, dated April 2, 2025, by and among Kodiak Building Partners, LLC, a Delaware limited liability company, New River Building Supply, Inc., a North Carolina corporation, and the other parties thereto.

“New River Retention Bonus Escrow Amount” means an amount equal to (i) $250,000.00, minus (ii) the amount payable under the New River Purchase Agreement that, following the date of this Agreement but prior to the Closing, is paid in full, minus (iii) any New River Retention Bonus Payments with respect to an employee of the Company or any of its Subsidiaries that is no longer an employee of the Company or any of its Subsidiaries as of the Closing.

“New River Retention Bonus Payment Date” means April 2, 2026.

“New River Retention Bonus Payments” means any retention bonus amounts payable on the New River Retention Bonus Payment Date pursuant to the terms of the New River Purchase Agreement.

“Non-Recourse Party” means, with respect to any Person, any of such Person’s former, current or future direct or indirect equityholders, controlling Persons, directors, officers, employees, agents, incorporators, representatives, attorneys, Affiliates, members, managers, general or limited partners, employees or assignees (or any former, current or future direct or indirect equityholder, controlling Person, director, officer, employee, agent, incorporator, representative, attorney Affiliate, member, manager, general or limited partner, employee or assignee of any of the foregoing), in each case excluding, for the avoidance of doubt, the parties to this Agreement. For the avoidance of doubt, the Non-Recourse Parties of the Company shall include the Former Holders and their former, current and future direct or indirect equityholders, controlling Persons, directors, officers, employees, agents, incorporators, representatives, attorneys, Affiliates, members, managers, general or limited partners or employees.

“OFAC” means the United States Department of the Treasury Office of Foreign Assets Controls.

“Option Agreement” means, with respect to any particular Company Option, the award agreement between the Company and the applicable holder thereof pursuant to which such Company Option was awarded or granted pursuant to the Option Plan, as in effect as of the date of this Agreement.

“Option Plan” means the Company’s 2018 Equity Incentive Plan, as amended as of January 7, 2022.

“Order” means any order, ruling, judgment, writ, injunction, stipulation, award, settlement, decree or similar order of any Governmental Authority (whether temporary, preliminary, or permanent).

“Ordinary Course of Business” means any action taken by a Person if such action is (a) consistent with such Person’s customs and practices in light of the circumstances prevailing at the time of such action, and (b) taken in the ordinary course of such Person’s normal day-to-day operations, in each case, including with respect to quantity and frequency.

“Organizational Documents” means, with respect to an entity, the certificate of incorporation, certificate of formation, certificate of limited partnership, articles of organization, by-laws, limited liability company agreement, limited partnership agreement, or other organizational documents of such entity, as applicable, including, with respect to the Company, the Securityholders Agreement.

“Outside Date” means May 1, 2026, or such other date as is agreed by Parent and the Shareholder Representative.

“Parent Common Stock” means the Common Stock, par value $0.00001 per share, of Parent.

“Parent Fundamental Representations” means the representations and warranties of Parent and Merger Sub set forth in Section 4.1 (Organization), Section 4.2 (Authorization), Section 4.6 (Brokers) and Section 4.11(f) (Equity Consideration Matters).

“Paying Agent” means Citibank, N.A., in its capacity as paying agent, as appointed in accordance with the terms of the Paying Agent Agreement, and any successors thereto.

“Paying Agent Agreement” means the paying agent agreement, in customary form to be negotiated in good faith between Parent and the Shareholder Representative prior to Closing.

“Permit” means any permit, license, registration, certificate, franchise, qualification, waiver, authorization, approval, or similar right issued, granted, or obtained by or from any Governmental Authority.

“Permitted Liens” means (a) Liens incurred or deposits made in the Ordinary Course of Business in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return of money bonds and similar obligations, or that arose or were created in the Ordinary Course of Business or which adequate reserves have been established in accordance with GAAP; (b) mechanics, carriers’, workers’, repairers’, materialmen’s, warehousemen’s and other Liens which have arisen in the Ordinary Course of Business or that arose or were created in the Ordinary Course of Business (i) for amounts not yet overdue or (ii) for amounts that are overdue and that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established and reflected on the Financial Statements in accordance with GAAP; (c) Liens for Taxes (i) not yet due and payable or (ii) the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established and reflected on the Financial Statements in accordance with GAAP; (d) requirements and restrictions of zoning, building and other equivalent Laws to which the applicable real property is subject, in each case, that are not materially violated by any existing improvement on such real property and do not materially interfere with the use thereof as presently used in the Ordinary Course of Business; (e) with respect to Owned Real Property or Leased Real Property, defects or irregularities in title that do not, individually or in the aggregate, materially and adversely affect the current use of such real property; (f) Liens arising under conditional sales contracts and equipment leases with third parties entered into in the Ordinary Course of Business or that arose or were created in the Ordinary Course of Business for which adequate reserves have been established and reflected on the Financial Statements in accordance with GAAP; (g) easements, covenants, rights-of-way and other similar restrictions on any Owned Real Property or Leased Real Property that are of public record and do not, individually or in the aggregate, materially interfere with the existing use thereof by the Company or its Subsidiaries; (h) Liens securing the Credit Agreements that will be removed at or before the Closing; and (i) non-exclusive licenses or sub-licenses of Intellectual Property Rights granted in the Ordinary Course of Business.

“Person” means an individual, partnership, corporation, limited partnership, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture, association or other organization, whether or not a legal entity, or a Governmental Authority.

“Personal Information” means (a) information in the possession or control of the Company or its Subsidiaries that identifies directly or that can be reasonably used in combination with other information to identify an individual or (b) any information defined as “personal data,” “personal information,” “protected health information” or the equivalent under any applicable Data Protection Laws.

“Plan” means (a) each “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not such benefit plan is subject to ERISA) and (b) each other pension, profit sharing, retirement, severance, termination, change-in-control, retention, bonus, incentive, deferred compensation, stock option, stock appreciation or phantom equity, other equity-based bonus or incentive, employment, consulting, executive compensation, group insurance, hospitalization, medical, dental, vision, disability, life insurance (including all individual life insurance policies as to which the Company is the owner, the beneficiary or both), Code Section 125 “cafeteria” or “flexible” benefit, employee loan, relocation, repatriation, restrictive covenant, clawback, educational assistance or fringe benefit plan, salary continuation, vacation or paid-time-off, plan, program, agreement or arrangement, whether written or oral, and any other employee benefit plan, program, policy, practice or arrangement whether or not subject to ERISA.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period through the end of the Closing Date.

“Pre-Closing Taxes” means all liabilities of the Company and its Subsidiaries for Taxes attributable to any Pre-Closing Tax Period to the extent such Tax liabilities exceed any insurance proceeds, indemnity, contribution or similar payments actually received by Parent or any of its Affiliates after the Closing in respect of such liabilities under the R&W Insurance Policy.

“Present Fair Saleable Value” means the amount that may be realized if the assets of the Surviving Company (including goodwill) are sold as an entirety with reasonable promptness in an arm’s-length transaction under current conditions for the sale of comparable business enterprises.

“Process” (or its conjugates) means the collection, recording, organization, structuring, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, restriction, erasure or destruction of Personal Information.

“Purchase Price Measurement Time” means 11:59 P.M. (Eastern Time) on the date immediately prior to the Closing Date, without giving effect to the transactions contemplated by this Agreement.

“Receivables” means all accounts receivable arising in the Ordinary Course of Business on account of the sale of goods or services by the Company or any of its Subsidiaries.

“Reference Amount” means $292,264,000.

“Registrable Securities” means (a) the shares of Parent Common Stock issued pursuant to this Agreement and (b) any capital stock of Parent issued or issuable with respect to such shares, including as a result of any stock split, stock dividend, recapitalization, exchange or similar event or otherwise.

“Related Party” means the Fund and its Affiliates (other than the Company and its Subsidiaries) or any other holder of Company Common Stock who holds five percent (5%) or more of Company Common Stock (on a fully diluted basis) or any of such Person’s immediate family members or Affiliates.

“Representative” or “Representatives” means, with respect to a particular Person, any manager (or equivalent), member, limited or general partner, equityholder, officer, director, employee, agent, consultant, advisor or other representative of such Person, including outside legal counsel, accountants and financial advisors and, in the case of Parent, potential underwriters of the R&W Insurance Policy.

“Repurchase Price” means an amount in cash equal to $40.00 per share; provided, that such amount shall be equitably adjusted, without duplication, proportionately to reflect the effect of any stock split, reverse stock split, subdivision, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Parent Common Stock (including for this purpose any securities convertible into, or exercisable for, Parent Common Stock).

“Required Financial Information” means (i) all financial statements, financial data, audit reports and other information regarding the Company and its Subsidiaries of the type and form that would be required by Regulation S-X promulgated by the SEC and Regulation S-K promulgated by the SEC for a registered public offering of equity securities or non-convertible high-yield debt securities on a registration statement on Form S-1 under the Securities Act in order for the Company to consummate the offerings of equity or debt securities (including all audited financial statements and all unaudited quarterly interim financial statements, in each case prepared in accordance with GAAP applied on a consistent basis for the periods covered thereby, including applicable comparison period, which, in the case of unaudited quarterly interim financial statements, will have been reviewed by the Company’s independent public accountants as provided in Statement on Auditing Standards 100); and (ii) such other pertinent and customary information regarding the Company and its Subsidiaries as may be reasonably requested by Parent (or the Financing Sources) to the extent that such information is necessary to receive from the Company’s independent public accountants (and any other accountant to the extent that financial statements audited or reviewed by such accountants are or would be included in such offering memorandum) customary “comfort” (including negative assurance and customary change period comfort), in each case of clauses (i) and (ii), assuming that such offering were consummated at the same time during the Company’s fiscal year as such offering will be made.

“Restricted Cash” means, as of the Purchase Price Measurement Time, all cash and cash equivalents of the Company and its Subsidiaries that are (a) subject to any restriction or limitation or Taxes on use or distribution by Law or contract that has the effect of preventing the use of such cash or cash equivalents in the Ordinary Course of Business or to fund the repayment by the Company or its Subsidiaries of their indebtedness or other obligations, (b) held in escrow or deposited with a third party as security for future obligations or obligations under letters of credit (unless, from and after the Closing and ignoring any agreements or other arrangements made by or at the direction of Parent, Merger Sub of their respective Affiliates, such cash or cash equivalent shall be available for immediate use and distribution by the Company and its Subsidiaries, free of any restrictions of the type referred to in the foregoing clause (a)), or (c) used after the Purchase Price Measurement Time and before the Closing to pay (i) items that, if not paid prior to Closing, would constitute Transaction Expenses or Closing Date Indebtedness or (ii) any dividend or any other amounts (for the avoidance of doubt, other than Merger Consideration) to Former Holders or any of their Affiliates, subject to the limitations set forth in this Agreement, including Section 5.2; provided that customer deposits are included in Net Working Capital and shall not constitute “Restricted Cash.”

“Retention Bonus Agreement” means each of the CCA Retention Bonus Letters and the New River Purchase Agreement.

“Retention Bonus Escrow Account” means each of the CCA Retention Bonus Escrow Account and the New River Retention Bonus Escrow Account.

“Retention Bonus Escrow Funds” means the CCA Retention Bonus Escrow Amount and the New River Retention Bonus Escrow Amount.

“Retention Bonus Recipient” means each employee counterparty to the CCA Retention Bonus Letters and the New River Purchase Agreement who continues to be employed by Parent, the Surviving Company or any of their respective Subsidiaries as of the applicable Retention Bonus Release Date.

“Retention Bonus Release Date” means each of the CCA Retention Bonus First Payment Date, the CCA Retention Bonus Second Payment Date and the New River Retention Bonus Payment Date.

“Retention Bonus Payment” means any payment of retention bonuses pursuant to the Retention Bonus Agreements (including the employer’s portion of payroll, social security, unemployment or similar Taxes with respect thereto and any Tax gross-up payments payable with respect to the foregoing).

“Sanctioned Country” means any country or region that is the subject or target of a comprehensive embargo under Sanctions Laws (including, without limitation, Cuba, Iran, North Korea, Syria and the Crimea, the so-called Donetsk People’s Republic, or the so-called Luhansk People’s Republic regions of Ukraine, and the non-government controlled areas of Ukraine in the oblasts of Kherson and Zaporizhzhia).

“Sanctioned Person” means any Person that is the subject or target of sanctions or export-control related restrictions, including: (a) any Person listed on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including OFAC’s Specially Designated Nationals and Blocked Persons List or the U.S. Department of Commerce’s Bureau of Industry and Security’s Entity List; (b) any Person who is located, organized, or ordinarily resident in a Sanctioned Country; (c) the government, or any agency or instrumentality of the government of, a Sanctioned Country or the government of Venezuela; or (d) any Person that is directly or indirectly, in the aggregate, fifty percent (50%) or greater owned or otherwise controlled by a Person or Persons described in clause (a), (b) and/or (c).

“Sanctions Laws” means all U.S. and non-U.S. Laws relating to economic or financial sanctions, export controls, or trade embargoes, including the Laws administered or enforced by the United States (including by OFAC, the U.S. Department of State, or the U.S. Department of Commerce’s Bureau of Industry and Security), and the United Nations Security Council.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Security Incident” means (a) any unauthorized or unlawful access, acquisition, use, loss, destruction, modification, or disclosure of Personal Information in the possession or control of the Company or any of its Subsidiaries; (b) any successful cyber, phishing or social engineering attack, including resulting in wire fraud, Distributed Denial-of-Service (DDoS), ransomware; and (c) any other event that compromises the security of Personal Information.

“Securityholders Agreement” means the Securityholders Agreement, dated as of December 1, 2017, by and among the Company, Court Square Capital Partners III, L.P., Court Square Capital Partners III-A, L.P., Court Square Capital Partners (Executive) III, L.P., Court Square Capital Partners (Offshore) III, L.P., the Co-Investors (as defined therein), and each other person or entity party thereto.

“Specified Customers” means the ten (10) largest customers of the Company and its Subsidiaries, taken as a whole, based on consolidated revenue of the Company and its Subsidiaries during the twelve (12) calendar months ended January 31, 2026.

“Specified Employment Agreements” means the employment agreements set forth on Section 1.1(f) of the Disclosure Letter.

“Specified Suppliers” means the ten (10) largest suppliers of the Company and its Subsidiaries, taken as a whole, based on consolidated payments from the Company and its Subsidiaries during the twelve (12) calendar months ended January 31, 2026.

“Stock Option Dividend Equivalent Bonus Letters” means the agreements set forth on Section 1.1(g) of the Disclosure Letter.

“Straddle Period” means any Tax period that includes, but does not end on, the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (a) if a corporation, a majority of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a partnership, limited liability company, association or other business entity, a majority of the partnership, membership or other similar ownership interests thereof entitled to vote or appoint the general partner, manager or managing member (or a majority of the managers) or equivalent governing body is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, limited liability company, association or other business entity if such Person or Persons shall be allocated a majority of partnership, membership, association or other business entity gains or losses or shall be or control the managing director, managing member, general partner or other managing Person of such partnership, limited liability company, association or other business entity. Unless the context requires otherwise, each reference to a Subsidiary shall be deemed to be a reference to a Subsidiary of the Company.

“Tax” means any federal, state, local or foreign tax or similar governmental charge in the nature of a tax, including any income, gross receipts, franchise, estimated, alternative minimum, add on minimum, sales, use, transfer, real property gains, registration, value added, ad valorem, profits, business license, recordation, excise, natural resources, severance, stamp, occupation, windfall profits, import, customs, duties, fees, real property, personal property, capital stock, social security, unemployment, disability, payroll, employment, license, withholding or other similar taxes, assessments, duties, tariffs or governmental charges, in each case including any interest, penalties or additions thereon.

“Tax Benefit” means, without duplication of any amounts taken into account to reduce the Current Income Tax Liability, any actual reduction in the amount of cash Income Taxes that otherwise would have been paid (or credited against the amount of cash Income Taxes that otherwise would have been paid) in any taxable period (or portion thereof) beginning after the Closing Date.

“Tax Return” means any return, report, declaration, claim for refund, information return or other document (including any related or supporting schedule, statement or information) filed or required to be filed in connection with the determination, assessment or collection of any Tax of any party (including any amendment thereof).

“Third-Party Sale” means a sale or other disposition of Consideration Shares to a Person that is not a Related Party of the holder of such Consideration Shares and for which the holder has provided evidence reasonably satisfactory to Parent regarding the purchaser of such Consideration Shares (which, for the avoidance of doubt, may be in the form of a customary broker’s representation letter).

“Transaction Expenses” means, without duplication, to the extent not paid prior to the Closing and required to be paid or reimbursed by the Company or any of its Subsidiaries, (a) any and all investment banking, accounting, consulting, attorneys’, brokers’, finders’, or other professional fees, disbursements, and expenses incurred by or on behalf of the Company, any of its Subsidiaries, the Former Holders, or any of their respective Related Parties with respect to the transactions contemplated by this Agreement, including relating to the negotiation, preparation or execution of this Agreement or any documents or agreements contemplated by this Agreement or the performance or consummation of the transactions contemplated by this Agreement, plus (b) all amounts contemplated to be paid by the Stock Option Dividend Equivalent Bonus Letters, and all other sale, retention, transaction, change of control, “single trigger” severance payments or other severance payments to current or former directors, officers, employees, other service providers, and consultants of the Company or any of its Subsidiaries, in each case, that are required to be paid or reimbursed by the Company or any of its Subsidiaries (x) by reason of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby (but, in each case, excluding, any amounts payable as a result of a “double trigger” provision where the Closing is the first such trigger) or (y) as a result of a service provider’s resignation for “Good Reason” (as defined in the service provider’s Specified Employment Agreement), plus, in each case, the employer portion of all employment, payroll, unemployment and similar Taxes payable in connection therewith, plus (d) the employer portion of all employment, payroll, unemployment and similar Taxes payable in connection with the payment of the Option Payments, plus (e) fifty percent (50%) of (i) any Transfer Taxes described in Section 10.4, plus (ii) the filing fees to be paid in connection with the parties’ initial filing pursuant to the HSR Act, (iii) the fees and expenses of the Escrow Agent and the Paying Agent, plus (iv) any costs or expenses incurred by the Company in connection with any Termination Agreement. Notwithstanding anything to the contrary herein, “Transaction Expenses” shall not include (i) any amounts included as current liabilities in the determination of Net Working Capital or as Closing Date Indebtedness, (ii) any amounts included as Indebtedness, (iii) the Expense Funds, (iv) fifty percent (50%) of the filing fees to be paid in connection with the parties’ initial filing pursuant to the HSR Act, (v) the premium and any related broker fees and expenses to obtain the “tail” insurance as set forth in Section 5.8(d), (vi) fifty percent (50%) of the fees and expenses of the Escrow Agent and the Paying Agent, (vii) the premium and any related broker fees and expenses to obtain the R&W Insurance Policy pursuant to Section 5.11 or any other fees, expenses or other amounts to the extent that Parent is required to pay such amounts pursuant to the express terms of this Agreement, (viii) amounts incurred by or at the direction of Parent, Merger Sub or their respective Affiliates, or (ix) the Retention Bonus Payments.

“Transaction Tax Deductions” means, without duplication and to the extent permitted by Law, any Tax deductions available to the Company or its Subsidiaries for Income Tax purposes attributable to or relating to, without duplication (a) the Option Payments, (b) the repayment of Indebtedness in connection with the consummation of the transaction contemplated by this Agreement (including any unamortized debt issuance costs or prepayment fees or penalties), (c) any Transaction Expenses (or expenses that would have been Transaction Expenses but for the fact that such expenses were paid in cash prior to Closing), and (d) for the avoidance of doubt, any Retention Bonus Payment; provided that, in each case, the seventy percent (70%) safe-harbor election under Revenue Procedure 2011-29 shall apply to any “success based fees.”

“TSA” shall mean that certain Transition Services Agreement by and between the Company and Kodiak Interiors Group, LLC, a Delaware limited liability company, dated as of July 8, 2025.

“Transfer Agent” means Equiniti Trust Company, or Parent’s then-existing transfer agent.

“Willful Breach” shall mean, with respect to any party to this Agreement, the intentional taking of an action, or failure to take an action, that constitutes or results in a material breach of any representation, warranty, covenant or agreement made by the party taking (or failing to take) such action, with the knowledge that the taking of such action or failure to take such action would, or would reasonably be expected to, constitute or result in a material breach of this Agreement.

Additional Terms List

280G Approval	5.13
Accounting Firm	2.4(e)(ii)
Adjustment Escrow Account	2.4(d)(iii), 2.4(d)(iii), 2.4(d)(iii)
Adjustment Escrow Funds	2.4(d)(iii)
Alternative Proposal	5.5
Audited Financial Statements	3.6(a)
Base Purchase Price	2.4(a)
Certificate of Merger	2.2
Chosen Courts	10.5(b)
Closing	2.8(a)
Closing Date	2.8(a)
Closing Date Payments	2.4(c)

Company	Preamble
Company Indemnification Agreements	5.8(a)
Company IP Agreements	3.15(h)
Company Qualified Plan	5.7(d)
Company Related Party	5.11
Confidentiality Agreement	5.1(b)
Continuation Period	5.7(a)
Continuing Employee	5.7(a)
Covered Losses	5.8(b)
Covered Persons	5.8(a)
Current Representation	10.16
Data Room	1.2(g)
Disclosure Event	Section 5.21(c)
Disputed Merger Consideration Items	2.4(e)(ii)
Effective Time	2.2
Enforceability Exceptions	3.2
Estimated Closing Date Cash and Cash Equivalents	2.4(b)
Estimated Closing Date Indebtedness	2.4(b)
Estimated Merger Consideration Statement	2.4(b)
Estimated Net Working Capital	2.4(b)
Estimated Net Working Capital Adjustment	2.4(b)
Estimated Transaction Expenses	2.4(b)
Expense Funds	9.1(b)
Expense Reserve	2.4(d)(vi)
Final Merger Consideration	2.4(e)(iv)
Financial Statements	3.6(a)
Financing Sources	Section 10.5(c)
Insurance Policies	3.16
IT Assets	Section 3.14(g)
Labor Agreement	3.12(a)
Leased Real Property	3.17(b)
Leases	3.17(b)
Letter of Transmittal	Section 2.7(c)
Liabilities	3.6(c)
Losses Section	5.17(c)
Material Contracts	3.14(h)
Matters	10.19(a)
Merger	2.1
Merger Consideration	2.4(a)
Merger Consideration Dispute Notice	2.4(e)(ii)
Merger Sub	Preamble
Option Payment	2.6(a)
Option Payments	2.6(a)
Other Indemnitors	5.8(c)
Owned Real Property	3.17(a)
Parent	Preamble

Parent Adjustment Amount	2.4(f)(i)
Parent Consolidated Group	Section 5.10(b)
Parent Convertible Preferred Stock	72
Parent Mandatory Convertible Preferred Stock	72
Parent Plan	5.7(b)
Parent Qualified Plan	5.7(d)
Parent Releasee	10.19(a)
Parent Releasor	10.19(b)
Parent SEC Documents	Section 4.11(a)
Payoff Amount	5.15
Payoff Letters	5.15
Post-Closing Representation	10.16
Properties	3.17(b)
Proposed Final Merger Consideration	2.4(e)(i)
Proposed Final Merger Consideration Statement	2.4(e)(i)
Protected Communications	10.16
R&W Insurance Policy	5.11
R&W Subrogation Provision	5.11
Recent Balance Sheet	3.6(a)
Recent Balance Sheet Date	3.6(a)
Regulatory Action	5.4(c)
Representative Closing Statement	2.4(e)(i)
Representative Review Period	2.4(e)(ii)
Required Consents	Section 5.4(a)
Resale Registration Statement	Section 5.21(b)
Resolution Period	2.4(e)(ii)
SEC Section	4.11(a)
Seller Group	10.16
Seller Releasee	10.19(b)
Seller Releasor	10.19(a)
Shareholder Representative	Preamble
Support Agreement	Recitals
Surviving Company	2.1
Tax Benefit Payment Period	Section 5.10(d)(i)
Transaction Litigation	Section 5.19
Transaction Related Claim	10.5(a)
Transfer Taxes	10.4
Unresolved Merger Consideration Items	2.4(e)(ii)
Waived 280G Benefits	5.13
Waiving Parties	117
WARN Act	Section 3.12(b)
Written Consent	Recitals

Section 1.2.      Interpretation.

(a)            Unless otherwise indicated to the contrary herein by the context or use thereof: (i) the words, “herein,” “hereto,” “hereof,” “hereunder,” “hereinafter,” “hereby” and words of similar import refer to this Agreement as a whole and not to any particular Section or paragraph hereof; (ii) the words “include” and “including” and variations thereof shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation”; (iii) masculine gender shall also include the feminine and neutral genders, and vice versa; (iv) words importing the singular shall also include the plural, and vice versa; (v) accounting terms which are not otherwise defined in this Agreement shall have the meanings given to them under GAAP; (vi) the word “or” shall be inclusive and not exhaustive (for example, the phrase “A or B” means “A or B or both,” not “either A or B but not both”), unless used in conjunction with “either” or the like; (vii) references to “day”, “month”, “quarter” or “year” are to a calendar day, calendar month, calendar quarter or calendar year, respectively; and (viii) each reference to “extent” in the phrase “to the extent” means the degree to which a subject or thing extends, and such phrase does not mean simply “if.”

(b)            Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto to the extent made available to Parent.

(c)            Unless the context of this Agreement otherwise requires, references to any Law or shall include all regulations promulgated thereunder and references to Laws or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(d)            References in this Agreement to dollar amounts shall not be deemed to be evidence of a Material Adverse Effect or materiality.

(e)            References in this Agreement to “dollars” or “$” are to U.S. dollars.

(f)            References to a time of the day are to the time in the State of New York (Eastern Time).

(g)            References to documents or other materials “provided” or “made available” to Parent or Merger Sub or similar phrases shall mean that such documents or other materials were delivered to Parent or Merger Sub or their respective representatives or were present in the online data room (the “Data Room”) maintained by the Company for purposes of the transactions contemplated by this Agreement, in each case, by 8:00p.m., Eastern Time, on the date hereof.

(h)            Unless the context of this Agreement otherwise requires, references herein to a specific article, section, subsection, clause, recital, schedule or exhibit shall refer, respectively, to articles, sections, subsections, clauses, recitals, schedules or exhibits of this Agreement.

Article II

MERGER

Section 2.1.      The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall, pursuant to the provisions of the Delaware Law, be merged with and into the Company and the separate existence of Merger Sub shall thereupon cease in accordance with the provisions of the Delaware Law (the “Merger”). The Company shall be the surviving company in the Merger and shall continue to exist as said surviving company under its present name pursuant to the provisions of the Delaware Law. The separate existence of the Company with all its rights, privileges, powers and franchises shall continue unaffected by the Merger. The Merger shall have the effects specified in the Delaware Law. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities, obligations, restrictions and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Company. From and after the Effective Time, the Company is sometimes referred to herein as the “Surviving Company.”

Section 2.2.      Certificate of Merger. On the Closing Date, the parties hereto shall cause the Merger to become effective by executing and filing a certificate of merger substantially in the form attached hereto as Exhibit C (the “Certificate of Merger”), in accordance with the relevant provisions of the Delaware Law. The Merger shall be effective at the time and on the date of the filing of the Certificate of Merger in accordance with the Delaware Law (or at such other date or time as the parties shall mutually agree, as set forth in the Certificate of Merger) (the “Effective Time”).

Section 2.3.      Governance Documents.

(a)            At the Effective Time, the certificate of incorporation and bylaws of the Surviving Company shall be amended to be identical to those of Merger Sub immediately prior to the Effective Time, except that the name of the Surviving Company shall be “Kodiak Building Partners Inc.,” and, as so amended and restated, such certificate of incorporation and bylaws shall be the certificate of incorporation and bylaws of the Surviving Company from and after the Effective Time.

(b)            The directors of Merger Sub immediately prior to the Effective Time and the officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Company, respectively, from and after the Effective Time, until their successors have been duly elected or appointed and qualified or until their earlier death, removal or resignation in accordance with the certificate of incorporation and the bylaws of the Surviving Company.

Section 2.4.      Merger Consideration.

(a)            Merger Consideration. The aggregate cash consideration to be delivered in connection with the Merger shall be a dollar amount equal to (i) $2,000,000,000 (the “Base Purchase Price”), plus (ii) the Net Working Capital Adjustment (which may be a negative number), minus (iii) the Closing Date Indebtedness, plus (iv) the Closing Date Cash and Cash Equivalents, minus (v) the Transaction Expenses (collectively, the “Merger Consideration”).

(b)            Estimated Merger Consideration; Payments. No later than five (5) Business Days prior to the Closing Date, the Company shall deliver to Parent a statement (as the same may be revised by mutual agreement of Parent and the Company prior to Closing, the “Estimated Merger Consideration Statement”) that sets forth the Company’s good faith estimates of: (A) the Net Working Capital (the “Estimated Net Working Capital”); (B) the Net Working Capital Adjustment (the “Estimated Net Working Capital Adjustment”); (C) the Closing Date Indebtedness (the “Estimated Closing Date Indebtedness”); (D) the Closing Date Cash and Cash Equivalents (the “Estimated Closing Date Cash and Cash Equivalents”); (E) the Transaction Expenses (the “Estimated Transaction Expenses”); and (F) the resulting calculation of the Estimated Merger Consideration.

The Estimated Merger Consideration Statement shall be prepared in good faith and in accordance with the terms (including the definitions) of this Agreement, including the applicable Accounting Principles, and shall contain reasonably detailed schedules and supporting calculations and information (including unexecuted Payoff Letters in draft form). Subject to the provisions set forth in Section 5.1(a), Parent and its Representatives shall be provided with prompt reasonable access to the financial books and records and work papers (subject to the satisfactory execution of customary access letters, if requested) on which the Estimated Merger Consideration Statement is based and to the employees and agents of the Company and its Subsidiaries who were involved in the preparation of the Estimated Merger Consideration Statement, and the Company shall and shall cause its Subsidiaries to use commercially reasonable efforts to cause any such employees and agents to cooperate with Parent and its Representatives in connection therewith. Parent shall be entitled to review, comment on and provide the Company with comments to the Estimated Merger Consideration Statement, which comments the Company shall consider in good faith, and Parent and the Company shall cooperate reasonably to address any such comments and resolve any differences in good faith, and the Company shall reflect any mutually agreed upon changes in the Estimated Merger Consideration Statement. If Parent and the Company fail to agree upon the amounts set forth in the Estimated Merger Consideration Statement at least two (2) Business Days prior to the Closing Date, then, subject to the conditions set forth in Article VI, the Closing shall occur and the Estimated Merger Consideration set forth in the Estimated Merger Consideration Statement delivered by the Company shall be the Estimated Merger Consideration for purposes of the Closing. The foregoing shall not restrict any of the rights or remedies available to Parent or the Shareholder Representative pursuant to Section 2.4(e).

(c)            Spreadsheet. No later than two (2) Business Days prior to the Closing Date, the Company shall deliver to Parent a spreadsheet containing, with respect to each Former Holder: (A) the name of such Former Holder (including each Former Holder’s email address); (B) the class and number of shares of Company Common Stock owned, together with the certificate number(s) for the certificates representing such shares of Company Common Stock; (C) the portion of the Aggregate Closing Share Consideration to be received by such Former Holder; (D) the portion of the Aggregate Equity Consideration to be received by such Former Holder; (E) the withholding amount (if applicable) for each Former Holder; (F) for any “covered securities” (as defined in IRC §6045) the “acquisition date” and “acquisition price” of such securities; and (G) for any “non-covered securities,” a statement that such interests are not “covered securities” (as defined in §6045(g)(3) of the IRC and §1.6045-1(a)(15) of the Treasury Regulations).

(d)            Payment of Estimated Merger Consideration; Closing Date Payments. On the Closing Date, contemporaneously with the filing of the Certificate of Merger, Parent shall make the following payments (collectively, the “Closing Date Payments”) by wire transfer of immediately available funds in accordance with instructions specified in the Spreadsheet:

(i)            An amount equal to the applicable Payoff Amount to the holders of, or agents with respect to, as applicable, the Closing Debt to be Discharged on behalf of the Company as specified in the applicable Payoff Letter in accordance with Section 5.15;

(ii)            (A) With respect to Transaction Expenses that are owed on the Closing Date, an amount equal to the applicable portion of the Estimated Transaction Expenses to the applicable Persons to which such Estimated Transaction Expenses are owed and (B) with respect to Transaction Expenses that are not owed on the Closing Date, an amount equal to the applicable portion of the Estimated Transaction Expenses to the Company, which shall pay such applicable portion of the Estimated Transaction Expenses to the applicable Persons to which such Estimated Transaction Expenses are owed when due or as otherwise specified in this Agreement; provided that, in each case, the Company or the Shareholder Representative has provided Parent with a final invoice with respect to such Transaction Expenses to the extent relating to any service provided by a third party;

(iii)            An amount equal to $20,000,000 (the “Adjustment Escrow Funds”) shall be deposited into a separate and distinct escrow account (the “Adjustment Escrow Account”), which shall be established with the Escrow Agent pursuant to the Escrow Agreement;

(iv)            An amount equal to the CCA Retention Bonus Escrow Amount shall be deposited into a separate and distinct escrow account (the “CCA Retention Bonus Escrow Account”), which shall be established with the Escrow Agent pursuant to the Escrow Agreement;

(v)            An amount equal to the New River Retention Bonus Escrow Amount shall be deposited into a separate and distinct escrow account (the “New River Retention Bonus Escrow Account”), which shall be established with the Escrow Agent pursuant to the Escrow Agreement;

(vi)            An amount equal to $2,000,000 (the “Severance Escrow Funds”) shall be deposited into a separate and distinct escrow account (the “Severance Escrow Account”), which shall be established with the Escrow Agent pursuant to the Escrow Agreement;

(vii)            An amount equal to the Expense Reserve Amount to the Shareholder Representative, to cover costs and expenses incurred by the Shareholder Representative in its capacity as the Shareholder Representative (the “Expense Reserve”);

(viii)            To the account(s) designated by the Paying Agent (for further distribution to each Former Holder of Company Common Stock in accordance with Section 2.7(d)) an amount equal to:

(1)            with respect to the Class L Common Stock, (i) the Closing Per Class L Share Cash Consideration, multiplied by (ii) the number of shares of Class L Common Stock outstanding immediately prior to the Effective Time; and

(2)            with respect to the Class A Common Stock, (i) the Closing Per Share Cash Consideration, multiplied by (ii) the number of shares of Class A Common Stock outstanding immediately prior to the Effective Time; and

(ix)            To the Company (for further distribution to each Former Holder of In-the-Money Company Options in accordance with Section 2.7(e)), the Aggregate Closing Option Cash Consideration.

For the avoidance of doubt, in no event will the sum of the Closing Date Payments exceed the Estimated Merger Consideration.

(e)            Determination of the Final Merger Consideration.

(i)            As soon as practicable, but no later than ninety (90) days after the Closing Date, Parent shall prepare and deliver to the Shareholder Representative a statement (the “Proposed Final Merger Consideration Statement”) that sets forth in reasonable detail (including reasonably detailed schedules and supporting calculations and information) (x) the proposed (A) Net Working Capital Adjustment, (B) Closing Date Indebtedness (C) Closing Date Cash and Cash Equivalents and (D) Transaction Expenses, and (y) the proposed resulting calculation of the Merger Consideration (the “Proposed Final Merger Consideration”). Parent shall prepare the Proposed Final Merger Consideration Statement in good faith in accordance with the applicable terms and definitions set forth in this Agreement, including the applicable Accounting Principles. During the forty-five (45)-day period following the Shareholder Representative’s receipt of the Proposed Final Merger Consideration Statement, the Shareholder Representative and its accountants shall, at the Shareholder Representative’s expense, upon reasonable prior notice during normal business hours, be permitted reasonable access to appropriate personnel of the Surviving Company and its Subsidiaries who were involved in the preparation of the Proposed Final Merger Consideration Statement, and the Surviving Company shall and shall cause its Subsidiaries to use commercially reasonable efforts to cause any such employees and agents to provide information as is reasonably requested by the Shareholder Representative and its Representatives in connection therewith, and review the books and records and other information (including working papers, subject to the satisfactory execution of customary access letters, if requested) to the extent relating to the Proposed Final Merger Consideration Statement. If Parent does not deliver the Proposed Final Merger Consideration Statement within the time period required by this Section 2.4(e)(i), the Shareholder Representative may, in its sole discretion, either (x) accept the Estimated Merger Consideration as the Final Merger Consideration, or (y) prepare and submit in writing to Parent its own Proposed Final Merger Consideration Statement (the “Representative Closing Statement”) within sixty (60) days following the expiration of the deadline for Parent’s delivery of the Proposed Final Merger Consideration Statement (whereupon Parent and the Shareholder Representative shall follow the requirements of Section 2.4(e)(ii) mutatis mutandis, with Parent having a period of thirty (30) days following the Shareholder Representative’s delivery of the Representative Closing Statement to deliver a Merger Consideration Dispute Notice).

(ii)            The Shareholder Representative shall have the right to deliver a written notice of dispute setting forth in reasonable detail any and all items and amounts in dispute, together with the Shareholder Representative’s proposed amount for each disputed item and an explanation of the underlying rationale for each such proposed amount (a “Merger Consideration Dispute Notice”) to Parent within forty-five (45) days after receiving the Proposed Final Merger Consideration Statement (the “Representative Review Period”). If the Shareholder Representative does not deliver a Merger Consideration Dispute Notice prior to expiration of the Representative Review Period, the parties hereto agree that the Proposed Final Merger Consideration Statement shall become final, binding upon the parties and conclusive. If the Shareholder Representative delivers a Merger Consideration Dispute Notice to Parent (the items and amounts in dispute, the “Disputed Merger Consideration Items”) within the Representative Review Period (as extended, if applicable), the Shareholder Representative and Parent shall use reasonable efforts to resolve the Disputed Merger Consideration Items during the thirty (30)-day period commencing on the date Parent receives such Merger Consideration Dispute Notice (the “Resolution Period”). Any items and amounts set forth in the Proposed Final Merger Consideration Statement but not set forth in the Merger Consideration Dispute Notice as in dispute will be deemed final, binding upon the parties and conclusive. If the parties reach agreement with respect to any Disputed Merger Consideration Items within the Resolution Period, Parent shall promptly revise the Proposed Final Merger Consideration Statement to reflect such agreement, which shall be final, binding upon the parties and conclusive. If the Shareholder Representative and Parent do not obtain a final written resolution of all Disputed Merger Consideration Items within the Resolution Period, then either the Shareholder Representative or Parent may submit the unresolved Disputed Merger Consideration Items (the “Unresolved Merger Consideration Items”) to BDO USA, P.C., or if such firm is unable or unwilling to act in such capacity, such other nationally recognized, mutually agreeable independent public accounting firm or independent business or valuation consulting firm or financial advisory firm experienced in similar purchase price adjustment dispute resolution processes that is willing and qualified to serve as an accounting expert with relevant experience in resolving such disputes, which firm is not the regular auditing firm of Parent or the Shareholder Representative or their respective Affiliates (if Parent and the Shareholder Representative cannot promptly agree on such firm, either Parent or the Shareholder Representative may request that the American Arbitration Association select another nationally recognized independent accounting firm to serve in such capacity and to conduct the resolution of the Disputed Merger Consideration Items) (such firm so engaged shall be referred to herein as the “Accounting Firm”). The Accounting Firm shall be instructed to render a written determination regarding the Unresolved Merger Consideration Items within thirty (30) days after referral of the matter to the Accounting Firm, or as soon as practicable thereafter, which determination must be in accordance with the terms of this Agreement and in writing and must set forth, in reasonable detail, the basis therefor. The determination of the Accounting Firm shall be conclusive and binding upon the Shareholder Representative, Parent and the other parties hereto (absent fraud or manifest error), and judgment may be entered upon the determination of the Accounting Firm in any court having jurisdiction over the party against which such determination is to be enforced.

(iii)            The Accounting Firm shall act as an expert and not as an arbitrator, and shall make a determination only with respect to the Unresolved Merger Consideration Items and in a manner consistent with this Section 2.4, the Accounting Principles and the definitions set forth in this Agreement; provided that, in resolving any Unresolved Merger Consideration Item, the Accounting Firm may not assign a value to any particular item greater than the greatest value for such item or less than the smallest value for such item, in each case, claimed by Parent or the Shareholder Representative in the Proposed Final Merger Consideration Statement or the Merger Consideration Dispute Notice, as applicable. Neither Parent nor the Shareholder Representative may conduct any ex parte communications with the Accounting Firm. In making its determination, the Accounting Firm may rely only upon the documents and information submitted to it by Parent or the Shareholder Representative. The resolution of disputes by the Accounting Firm shall be based on the terms and conditions of this Agreement and the notices and other materials supplied to the Accounting Firm by each of the parties in accordance with the terms hereof (and shall not be based on independent review of any other materials), and the scope of disputes to be resolved by the Accounting Firm shall be limited to the Unresolved Merger Consideration Items (and the allocation of the fees and expenses of the Accounting Firm as contemplated below) submitted for resolution in accordance with the terms hereof, and the Accounting Firm shall not make any other determination.

(iv)            In the event that the Accounting Firm is engaged pursuant to this Section 2.4(e), Parent shall promptly revise the Proposed Final Merger Consideration Statement to reflect the determination of the Accounting Firm pursuant to this Section 2.4(e). In any event, the “Final Merger Consideration” shall mean the Proposed Final Merger Consideration as finally determined pursuant to this Section 2.4(e).

(v)            The fees and expenses of the Accounting Firm shall be borne in the same proportion as the aggregate dollar amount of the Unresolved Merger Consideration Items that are unsuccessfully disputed by each party (as finally determined by the Accounting Firm) bears to the aggregate dollar amount of all of the Unresolved Merger Consideration Items submitted to the Accounting Firm, as determined by the Accounting Firm. For example, should the Unresolved Merger Consideration Items total $1,000 and the Accounting Firm awards $600 in favor of the Shareholder Representative’s position, 60% of the costs of its review would be borne by Parent and 40% of the costs would be borne by the Shareholder Representative, on behalf of all Former Holders. Except as otherwise set forth in this Section 2.4(e), the fees and expenses of the Shareholder Representative and its representatives incurred in connection with the Accounting Firm’s determination with respect to the Unresolved Merger Consideration Items shall be borne by the Shareholder Representative, on behalf of all Former Holders, and the fees and expenses of Parent and its Representatives incurred in connection with the Accounting Firm’s determination with respect to the Unresolved Merger Consideration Items shall be borne by Parent.

(vi)            The adjustment and dispute resolution provisions of this Section 2.4(e) shall be the sole and exclusive remedy of the parties with respect to the calculation of the Final Merger Consideration (absent Fraud).

(f)            Post-Closing Final Merger Consideration Payment. No later than three (3) Business Days after the date on which the Final Merger Consideration is finally determined pursuant to Section 2.4(e):

(i)            If the Final Merger Consideration exceeds the Estimated Merger Consideration, (x) Parent or the Surviving Company shall pay or cause to be paid, by wire transfer of immediately available funds, an aggregate amount equal to the lesser of (I) the amount by which the Final Merger Consideration exceeds the Estimated Merger Consideration and (II) the amount of the Adjustment Escrow Funds (the “Parent Adjustment Amount”), to be allocated and paid as follows: (A) the Paying Agent (for further distribution to the Former Holders of Company Common Stock in accordance with Section 2.7(f)), an amount in cash equal to the product of (1) the Parent Adjustment Amount multiplied by (2) a fraction, the numerator of which is the total number of all shares of Company Common Stock outstanding immediately prior to the Effective Time and the denominator of which is the Fully Diluted Share Number, and (B) the Surviving Company or one of its Subsidiaries (for further distribution to the Former Holders of Company Options in accordance with Section 2.7(f)), an amount in cash equal to the product of (1) the Parent Adjustment Amount multiplied by (2) a fraction, the numerator of which is the total number of all shares of Class A Common Stock underlying the In-the-Money Company Options as of immediately prior to the Effective Time and the denominator of which is the Fully Diluted Share Number, and (y) Parent and the Shareholder Representative shall jointly instruct the Escrow Agent to distribute the Adjustment Escrow Funds by wire transfer of immediately available funds to (A) the Paying Agent (for further distribution to the Former Holders of shares of Company Common Stock in accordance with Section 2.7) in an amount equal to (1) the Adjustment Escrow Funds multiplied by (2) a fraction, the numerator of which is the total number of all shares of Company Common Stock outstanding immediately prior to the Effective Time and the denominator of which is the Fully Diluted Share Number, and (B) to the Surviving Company or one of its Subsidiaries (for further distribution to the Former Holders of Company Options in accordance with Section 2.7(f)), an amount equal to (1) the Adjustment Escrow Funds multiplied by (2) a fraction, the numerator of which is the total number of all shares of Class A Common Stock underlying the In-the-Money Company Options as of immediately prior to the Effective Time and the denominator of which is the Fully Diluted Share Number. Notwithstanding anything to the contrary herein, the parties hereto acknowledge that the amount payable by Parent pursuant to this Section 2.4(f)(i) shall be the sole and exclusive source of recovery by the Shareholder Representative, on behalf of the Former Holders, for any amounts due if the Final Merger Consideration exceeds the Estimated Merger Consideration.

(ii)            If the Estimated Merger Consideration exceeds the Final Merger Consideration, then the Shareholder Representative and Parent shall jointly instruct the Escrow Agent to distribute to Parent from the Adjustment Escrow Funds an amount equal to the amount by which the Estimated Merger Consideration exceeds the Final Merger Consideration. Such payment shall be distributed to Parent solely from the Adjustment Escrow Funds pursuant to the Escrow Agreement and in no event will the Shareholder Representative, the Former Holders or any of their respective Non-Recourse Parties be required to make any payment related thereto. Parent acknowledges that the sole and exclusive remedy of itself and any other Person to receive payments owed to it under this Section 2.4(f)(ii) shall be the release of funds from the Adjustment Escrow Funds, and that the Adjustment Escrow Funds shall not be available to satisfy any other claim or obligation hereunder. Parent and the Shareholder Representative shall jointly instruct the Escrow Agent to distribute any Adjustment Escrow Funds remaining in the Adjustment Escrow Account after such distribution to Parent by wire transfer of immediately available funds to the Paying Agent or the Surviving Company (or one of its Subsidiaries), as the case may be, for further distribution to the Former Holders in accordance with Section 2.7(f). In the event that the Adjustment Escrow Funds are insufficient to pay to Parent any amounts owed to it pursuant to this Section 2.4(f)(ii), none of Parent nor any other Person shall be entitled to collect any remaining amounts not satisfied from the Adjustment Escrow Funds, and none of the Former Holders or any other Persons shall have any liability or obligation whatsoever for any such deficiency.

(iii)            If the difference between the Estimated Merger Consideration and the Final Merger Consideration is zero, then Parent and the Shareholder Representative shall jointly instruct the Escrow Agent to distribute the Adjustment Escrow Funds to the Paying Agent or the Surviving Company (or one of its Subsidiaries), as the case may be, for further distribution to the Former Holders in the same manner as set forth in Section 2.4(f)(i).

(g)            For the avoidance of any doubt, the obligations of Parent and Merger Sub with respect to the payment of the Estimated Merger Consideration and the Final Merger Consideration shall be discharged in full upon delivery of the payments required to be made by Parent and Merger Sub in accordance with this Section 2.4 and Section 2.7 and Section 2.9. Parent and Merger Sub shall have no liability or obligation hereunder with respect to any further distribution or payment of the Estimated Merger Consideration or Final Merger Consideration to any Former Holder or any allocation thereof to or among the Former Holders, it being understood that any such allocation shall be determined solely by the Shareholder Representative.

(h)            Reliance. Notwithstanding anything to the contrary contained in this Agreement or any investigation or examination conducted, or any knowledge possessed or acquired, by or on behalf of Parent or any of its Affiliates or Representatives, or any disclosure made by or on behalf of the Company, (i) it is expressly acknowledged and agreed that Parent, the Paying Agent and their respective Affiliates and all Representatives of the foregoing shall be entitled to rely on the Spreadsheet without any obligation to investigate or verify the accuracy or correctness thereof, and to make payments in accordance therewith, and (ii) in no event shall Parent, the Transfer Agent or any of their respective Affiliates or any Representative of the foregoing have any liability to any Person (including any liability to the Shareholder Representative or any Former Holder) for any alleged inaccuracy or miscalculations in, or otherwise relating to, the preparation of the Spreadsheet and the allocation set forth therein, or payments made to any Person (including Parent, the Company, the Transfer Agent and their respective Affiliates) in accordance with the Spreadsheet, provided that all such payments are actually made by or on behalf of Parent in accordance with the Spreadsheet.

Section 2.5.      Conversion.

(a)            Conversion of Company Common Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof or any party hereto:

(i)            each share of Class L Common Stock outstanding immediately prior to the Effective Time (excluding any shares of Class L Common Stock that are Excluded Shares or Dissenting Shares) shall be converted into and represent the right to receive (A) an amount in cash equal to (x) Closing Per Class L Share Cash Consideration plus (y) the Distribution Per Share Consideration (if any) and (B) the Closing Per Share Equity Consideration; and

(ii)            each share of Class A Common Stock issued and outstanding immediately prior to the Effective Time (excluding any Excluded Shares or Dissenting Shares) shall be converted into and represent the right to receive (A) an amount in cash equal to the sum of (x) the Closing Per Share Cash Consideration, plus (y) the Distribution Per Share Consideration (if any) and (B) the Closing Per Share Equity Consideration.

(b)            Merger Sub Stock. As of the Effective Time, each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall, without any action on the part of Merger Sub, be converted into one share of common stock of the Surviving Company.

(c)            Cancellation of Excluded Shares. Each Excluded Share shall, by virtue of the Merger and without any action on the part of the holder of such Excluded Share, cease to be outstanding, be cancelled without payment of any consideration therefor and shall cease to exist.

(d)            Appraisal Rights. Notwithstanding any provisions of this Agreement to the contrary, any Dissenting Shares shall not be converted into the right to receive any portion of the Merger Consideration, but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to any such Dissenting Shares pursuant to Section 262 of the Delaware Law. The Company shall use commercially reasonable efforts to notify each Former Holder of its obligation to execute and deliver the Letter of Transmittal pursuant to Section 2.3 of the Securityholders Agreement. The Company shall provide to Parent (i) prompt notice of any demands for appraisal or purchase received by the Company, withdrawals of such demands and any other instruments related to such demands served pursuant to Section 262 of the Delaware Law and received by the Company and (ii) the right to direct all negotiations and proceedings with respect to such demands under Section 262 of the Delaware Law. The Company shall not, except with the prior written consent of Parent, or as otherwise required under Section 262 of the Delaware Law, voluntarily make any payment or offer to make any payment with respect to, or settle or offer to settle, any claim or demand in respect of any Dissenting Shares. Parent shall be entitled to retain any portion of the Merger Consideration not paid on account of such Dissenting Shares pending resolution, withdrawal or loss of claims of such holders.

Section 2.6.      Option Payments.

(a)            At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, each In-the-Money Company Option issued and outstanding immediately prior to the Effective Time shall terminate and be cancelled and shall be converted into the right to receive, in consideration of the cancellation of such In-the-Money Company Option, an amount in cash (less applicable Tax withholdings and deductions) equal to (x) the Closing Per Share Option Consideration for such In-the-Money Company Option and (y) the Distribution Per Share Consideration (the amounts described in this Section 2.6(a), collectively, the “Option Payments” and each, an “Option Payment”). At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, each Company Option issued and outstanding immediately prior to the Effective Time that is not an In-the-Money Company Option shall terminate and be cancelled without any payment being made in respect thereof.

(b)            As of the Effective Time, all Company Options will cease to exist and no Former Holder will have any right with respect to any Company Option other than to receive the Option Payment (solely with respect to an In-the-Money Company Option) and, to the extent applicable, the cash bonus payable to such Former Holder pursuant to all Stock Option Dividend Equivalent Bonus Letter(s) delivered by the Company to such Former Holder, if any. Notwithstanding anything herein to the contrary, all amounts payable in respect of In-the-Money Company Options shall be paid to the Surviving Company or one of its Subsidiaries for distribution through payroll (less applicable Tax withholdings and deductions) to the applicable Former Holders of Company Options. Upon Parent’s written request at least twenty (20) Business Days prior to the Closing Date, any Former Holder receiving a portion of the Option Payment shall be requested (or, if permitted pursuant to the terms of such Former Holder's Option Agreement, required) to deliver to Parent an option cancellation agreement, in a form mutually agreed upon by Parent and the Company in good faith and consistent with the terms and conditions of the Option Plan, which shall include an Accredited Investor Questionnaire (in the form attached to the Letter of Transmittal). For the avoidance of doubt, no Former Holder is required to be an accredited investor in order to receive its Closing Per Share Equity Consideration.

(c)            As of the Effective Time, all Excluded Options will cease to exist and no holder thereof will have any right whatsoever with respect to any Excluded Option thereafter.

(d)            The Company shall, prior to the Effective Time, take all necessary actions (including adopting any necessary resolutions of the Company’s Board of Directors or a duly authorized committee of the Company’s Board of Directors, as applicable) to terminate the Option Plan effective as of the Closing.

(e)            Payments under this Agreement which are delayed beyond the Closing are intended to satisfy the requirements of Treasury Regulations Section 1.409A-3(i)(5)(iv)(A), applicable to transaction-based compensation that is payable on account of the consummation of a change in ownership of the Company and that otherwise satisfies the definition in Treasury Regulations Section 1.409A-3(i)(5)(v) and the requirements of Treasury Regulations Section 1.409A-3(i)(5)(iv).

Section 2.7.      Former Holder Payments; Letters of Transmittal.

(a)            At the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Paying Agent, for the benefit of the Former Holders, the Aggregate Equity Consideration to be credited in the stock ledger and other appropriate books and records of Parent in book-entry form.

(b)            As promptly as reasonably practicable following the execution of this Agreement, Parent and the Shareholder Representative will execute the Paying Agent Agreement.

(c)            Promptly, but in any event not later than twenty (20) calendar days, after the date of this Agreement, the Company shall, or shall cause the Paying Agent to, deliver to each Former Holder of Company Common Stock a notice under the Delaware Law regarding the taking of action by less than unanimous consent of stockholders, accompanied by a copy of this Agreement and a letter of transmittal in the form attached hereto as Exhibit D (the “Letter of Transmittal”).

(d)            The Paying Agent Agreement shall provide that, after the Closing, (i) on the Closing Date, with respect to any Former Holder of Company Common Stock that has delivered a duly executed Letter of Transmittal to the Paying Agent by the close of business on the second (2nd) Business Day prior to the Closing Date or (ii) within five (5) Business Days following the delivery of a duly executed Letter of Transmittal to the Paying Agent with respect to any Former Holder that delivers such Letter of Transmittal any time after the close of business on the second (2nd) Business Day prior to the Closing Date, the Paying Agent shall, in accordance with the terms of the Paying Agent Agreement, pay or issue, or cause to be paid or issued (including by submitting written instructions to the Paying Agent), to each such Former Holder, (x) with respect to each share of Class L Common Stock (excluding any Dissenting Shares) the Closing Per Class L Share Consideration and (y) with respect to each share of Class A Common Stock (excluding any Dissenting Shares) the Closing Per Share Consideration, such payments to be made (A) in the case of cash, by wire transfer of immediately available funds to the account(s) set forth on such Former Holder’s Letter of Transmittal, and (B) in the case of Parent Common Stock, by book entry credit in the name set forth in such Former Holder’s Letter of Transmittal. Upon receipt of written instructions from the Paying Agent in accordance with this Section 2.7(d), the Paying Agent shall, and Parent shall cause the Paying Agent to, promptly credit the issuance of Parent Common Stock to any Former Holder in book entry form.

(e)            The Company shall pay or issue, or cause to be paid or issued (including by written instructions to the Paying Agent), to each Former Holder of In-the-Money Company Options (i) an amount equal to the Closing Option Consideration, such payments to be made (A) in the case of Parent Common Stock, by book entry credit in the name of such Former Holder’s Letter of Transmittal, and, (B) in the case of cash, as part of the Company’s or a Subsidiary’s special payroll run as soon as reasonably practicable after the Closing Date (which payment shall be reduced by all applicable Tax withholdings and deductions), plus (ii) any cash bonus payable to such Former Holder pursuant to any Stock Option Dividend Equivalent Bonus Letter delivered by the Company to such Former Holder (which payment shall be reduced by all applicable Tax withholdings and deductions). Upon receipt of written instructions from the Company in accordance with this Section 2.7(e), the Paying Agent shall, and Parent shall cause the Paying Agent to, promptly credit the issuance of Parent Common Stock to any Former Holder of In-the-Money Company Options in book entry form.

(f)            In the event that any Distributions are payable to the Former Holders of Company Common Stock, Parent or the Shareholder Representative, as applicable, shall cause such amounts to be paid to the Paying Agent (for further distribution to the Former Holders of Company Common Stock), and Parent and the Shareholder Representative shall jointly direct the Paying Agent to, in accordance with the terms of the Paying Agent Agreement, in each case, promptly pay to each Former Holder of Company Common Stock that has delivered its executed Letter of Transmittal to the Paying Agent, by wire transfer or immediately available funds, an amount in cash equal to (i) the Distribution Per Share Consideration multiplied by (ii) the number of shares of Company Common Stock held by such Former Holder immediately prior to the Effective Time. In the event that any Distributions are payable to the Former Holders of In-the-Money Company Options, Parent or the Shareholder Representative, as appliable, shall cause such amounts to be paid to the Surviving Company or one of its Subsidiaries (for further distribution to the Former Holders of Company Options), and the Surviving Company shall, or shall cause its applicable Subsidiaries to, in each case, distribute through its payroll system to each Former Holder of In-the-Money Company Options an amount in cash equal to (x) the Distribution Per Share Consideration multiplied by (y) the number of shares of Company Common Stock underlying the In-the-Money Company Options held by such Former Holder as of immediately prior to the Effective Time (which payment shall be reduced by all applicable Tax withholdings and deductions).

(g)            Any portion of the funds paid to the Paying Agent for further distribution to the Former Holders of Company Common Stock that remains undistributed to such Former Holders twelve (12) months after the Closing Date will be promptly delivered to Parent by the Paying Agent along with any and all earnings thereon, and any applicable Former Holder shall look only to Parent or the Surviving Company for satisfaction of any claims for its right to receive the consideration payable in respect of the applicable Company Common Stock in accordance with this Agreement. Any portion of the funds paid to the Paying Agent for further distribution to the Former Holders of Company Common Stock that remains undistributed immediately prior to the time at which such amounts would otherwise escheat or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto. None of the Paying Agent, Parent or the Surviving Company will be liable to any Former Holder for any part of the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(h)            Notwithstanding anything to the contrary contained herein, no fractional Parent Common Stock shall be issued pursuant to this Article II, no dividends or other distributions with respect to the Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. In lieu of the issuance of any such fractional Parent Common Stock, Parent shall pay to each Former Holder who otherwise would be entitled to receive a fractional Parent Common Stock pursuant to this Article II an amount in cash (without interest) determined by multiplying (i) the fraction of a Parent Common Stock which such holder would otherwise be entitled to receive pursuant to this Article II (taking into account all shares of Class A Common Stock or Class L Common Stock and all In-the-Money Company Options held at the Effective Time by such holder and rounded to the nearest ten thousandth when expressed in decimal form) by (ii) $19.00.

Section 2.8.      Closing.

(a)            The closing of the transactions contemplated hereby (the “Closing”) shall take place at 8:30 a.m. (Eastern Time) on the third (3rd) Business Day following the satisfaction or (to the extent permitted by applicable Law) the written waiver of the conditions set forth in Article VI (other than those conditions that by their terms cannot be satisfied until the Closing, but subject to the fulfillment or waiver of such conditions at the Closing), or on such other date and time as the Shareholder Representative and Parent shall mutually agree in writing; provided that, without the prior written consent of each of Parent and the Shareholder Representative, in no event shall the Closing occur prior to April 1, 2026. The time and date of the Closing is herein called the “Closing Date.” The Closing shall be held by the remote exchange and mutual release of documents and signature pages via electronic transmission and funds via wire transfer or, to the extent that is impracticable, at any physical location mutually agreed for such purpose by Shareholder Representative and Parent, unless another method is agreed to in writing by Parent and Shareholder Representative. Except as may otherwise be expressly provided in this Agreement, all proceedings to be taken on the Closing Date and all documents to be executed at the Closing shall be deemed to have been taken, delivered and executed simultaneously, and no proceeding shall be deemed taken nor documents deemed executed or delivered until all have been taken, delivered and executed.

(b)            At or prior to the Closing Date, the Company shall deliver, or cause to be delivered, to Parent the following documents:

(i)              a certificate, in the form and substance required under Treasury Regulations §1.1445-2(c) and §1.897-2(h) and reasonably acceptable to Parent, so that Parent is exempt from withholding any portion of the Merger Consideration pursuant to Treasury Regulations §1.1445-2; provided, however, that Parent’s only recourse for the Company’s failure to provide such certificate or any defect in such certificate shall be the ability to withhold tax from the Merger Consideration as required by applicable Law;

(ii)             the officer’s certificate required by Section 6.2(b);

(iii)            each of the other Merger Documents to which the Company is contemplated to be a party, duly executed by the Company;

(iv)            evidence in a form reasonably acceptable to Parent of the resignations required to be delivered pursuant to Section 5.18.

(c)            At or prior to the Closing, Parent and Merger Sub shall deliver, or cause to be delivered, to the Shareholder Representative the following documents:

(i)            the officer’s certificate required to be delivered under Section 6.3(b); and

(ii)             each of the other Merger Documents to which Parent or Merger Sub is contemplated to be a party, duly executed by Parent or Merger Sub, as applicable.

Section 2.9.      Withholding. Each of the Company, Parent, Merger Sub, the Surviving Company, and the Paying Agent shall be entitled to deduct and withhold or cause to be deducted and withheld from any amounts otherwise payable pursuant to this Agreement such amounts as may be required to be deducted or withheld with respect to the making of such payment under any applicable Law; provided, however, that other than in respect of withholding (i) due to a failure to deliver the certification specified in Section 2.8(b)(i) or failure to provide a duly completed and executed Internal Revenue Service Form W-9 to the applicable payor (including, as a result, any amounts arising pursuant to Section 3406 of the Code (or similar provisions of state or local Law)), or (ii) in respect of compensatory amounts payable to current or former employees contemplated by this Agreement, Parent shall (A) use commercially reasonable efforts to (y) provide the Shareholder Representative with advance written notice of any intention to make such deduction or withholding (or to permit such deduction or withholding to be made) at least three (3) Business Days before making (or causing to be made) the payment giving rise to such deduction or withholding or as soon thereafter as is commercially reasonable, which notice shall include the authority and method of calculation for the proposed deduction or withholding and (z) cooperate with the Shareholder Representative to obtain reduction of or relief from such deduction or withholding, (B) timely remit (or cause to be remitted) to the appropriate Governmental Authority any and all amounts so deducted or withheld by Parent (or permitted to be deducted or withheld by Parent) and file all related Tax Returns, and (C) use commercially reasonable efforts to provide to the Shareholder Representative such information statements and other documents required to be filed or provided under applicable Law in respect of such deduction or withholding. Any amounts so deducted or withheld and paid over to the applicable Governmental Authority shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

Article III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Merger Sub, except as set forth (in accordance with Section 10.2) in the Disclosure Letter, as follows:

Section 3.1.      Organization and Qualification.

(a)            Each of the Company and its Subsidiaries is a corporation or limited liability company, as applicable, duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization specified in Section 3.1 of the Disclosure Letter and has all requisite power and authority necessary to own or lease, as applicable, and operate its property, rights and assets and to carry on its business as currently conducted.

(b)            The Company and each of its Subsidiaries is duly qualified to do business as a foreign corporation or limited liability company, as applicable, and is in good standing (where applicable) in each jurisdiction wherein the nature of its business or the ownership of its assets makes such qualification necessary, except where the failure to be so qualified and in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)            True, correct and complete copies of all Organizational Documents of the Company, as amended through, and as in effect on, the date of this Agreement, have been made available to Parent. True, correct and complete copies of all Organizational Documents of each Subsidiary of the Company, as amended through, and as in effect on, the date of this Agreement, have been made available to Parent.

Section 3.2.      Authorization.

(a)            The Company has all necessary power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and each other Merger Document and, subject to delivery of the Written Consent, to perform its obligations hereunder and thereunder and to consummate transactions contemplated hereby and thereby, including the Merger. The execution and delivery by the Company of this Agreement and each of the other Merger Documents to which the Company is a party, the performance by the Company of its obligations hereunder and thereunder, and, subject to the adoption of this Agreement by holders of Company Common Stock in accordance with Delaware Law, the consummation by the Company of the transactions contemplated hereby and thereby, including the Merger, have been duly authorized and unanimously approved by the Board of Directors of the Company, and the Board of Directors of the Company has unanimously recommended that the holders of Company Common Stock approve, adopt, and consent to this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and no other corporate action on the part of the Company is necessary to authorize the execution, delivery, or performance by the Company of its obligations under this Agreement or the other Merger Documents or the consummation by the Company of the transactions contemplated hereby and thereby, including the Merger, subject to adoption of this Agreement by holders of Company Common Stock in accordance with Delaware Law. Each of this Agreement and the other Merger Documents that the Company or any of its Subsidiaries is or will be a party has been or will be duly authorized, executed and delivered by the Company and, assuming that this Agreement and the other Merger Documents have been duly authorized, executed and delivered by each of the other parties hereto, this Agreement constitutes a legal, valid and binding agreement of the Company, enforceable against the Company or such Subsidiary in accordance with its respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws from time to time in effect relating to creditors’ rights and remedies generally and general principles of equity (collectively, the “Enforceability Exceptions”). The Company’s Board of Directors, or a duly authorized committee of the Company’s Board of Directors, as applicable, is duly authorized to take all actions that, pursuant to Section 2.6, shall be taken by the Company’s Board of Directors or such committee with respect to Company Options, and all such actions shall, as of immediately prior to the Effective Time, have been duly authorized by the Company’s Board of Directors or such committee.

(b)            Each Former Holder has executed and delivered a counterpart or joinder to the Securityholders Agreement and the provisions of the Securityholders Agreement relating to an “Approved Sale” (as defined therein) are in full force and effect in accordance with their terms. The Fund has approved the transactions contemplated by this Agreement as an “Approved Sale” within the meaning of the Securityholders Agreement. No “fair price,” “moratorium,” “control share acquisition,” or other similar anti-takeover statute or regulation is applicable to this Agreement or the transaction contemplated by this Agreement.

Section 3.3.      Non-contravention. Except as set forth in Section 3.3 of the Disclosure Letter, none of the execution and delivery by the Company of this Agreement or the other Merger Documents, the consummation of the transactions contemplated hereby and thereby, including the Merger, or the fulfillment of and the performance by the Company of its obligations hereunder and thereunder (i) violates or conflicts with any provision of the Company’s Organizational Documents or the Organizational Documents of any of the Company’s Subsidiaries or the Securityholders Agreement, (ii) conflicts with, violates or will result in a breach (with or without the lapse of time, the giving of notice or both) of, or a recapture (or right of termination or recapture) or constitutes a default (with or without the lapse of time, the giving of notice or both) under (x) any Permit, (y) any contract or (z) any Law to which the Company or any of its Subsidiaries is subject or to which any of its assets or properties are subject, (iii) results in the acceleration of, or permit any Person to terminate, modify, cancel, accelerate or declare due and payable prior to its stated maturity, any (x) Permit, (y) contract or (z) other obligation of the Company or any of its Subsidiaries, or (iv) results in the creation or imposition of any Lien (other than a Permitted Lien) upon any of the property or assets of the Company and its Subsidiaries, except in the case of clauses (ii), (iii), and (iv) above, as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries taken as a whole.

Section 3.4.      Consents. Neither the Company nor any of its Subsidiaries is required to provide any notice to, make any filing with, or obtain any authorization, registration, consent or approval of any Governmental Authority for the execution and delivery by the Company of this Agreement or the other Merger Documents to which the Company is a party, the consummation of the transactions contemplated hereby and thereby, including the Merger, or the fulfillment of and the performance by the Company of its obligations hereunder and thereunder, except for (a) filing of the Certificate of Merger as required by the Delaware Law, (b) filings, permits, authorizations, consents and approvals required under, and other applicable requirements of, the HSR Act, (c) the filings and approvals set forth in Section 3.4 of the Disclosure Letter, and (d) such filings, authorizations, registrations, consents or approvals that would not, individually or in the aggregate, reasonably be expected to be material to the business of the Company and its Subsidiaries taken as a whole or on the ability of the Company to perform its obligations under this Agreement and the other Merger Documents or to consummate the transactions contemplated hereby and thereby.

Section 3.5.      Capitalization; Subsidiaries.

(a)            The authorized stock of the Company consists solely of 36,332 shares of Company Common Stock, of which: (A) 17,532 such shares have been designated Class A Common Stock, of which 1,030.4358 such shares are issued and outstanding; and (B) 18,800 such shares have been designated Class L Common Stock, of which 15,594.5472 are issued and outstanding. There are 428.575 shares of Company Common Stock reserved for issuance under outstanding awards issued under the Option Plan.

(b)            Section 3.5(b) of the Disclosure Letter sets forth, with respect to each Company Option and Excluded Option that is outstanding as of the date of this Agreement, (i) the name of the grantee, (ii) the grant date, (iii) the number of shares and class of Company Common Stock underlying such Company Option and Excluded Option as of the date immediately preceding the date of this Agreement, (iv) the exercise price as of the date immediately preceding the date of this Agreement, and (v) the number of shares of Company Common Stock with respect to which the Company Option is vested, the vesting schedule of any unvested shares subject to the Company Options, and the expiration date of the Company Option. Except as set forth in Section 3.5(a) and Section 3.5(b) of the Disclosure Letter, the Company does not have (A) any shares reserved for issuance, (B) any common stock, equity interests or other voting securities issued or outstanding, and there are no preemptive or other outstanding rights, subscriptions, options, warrants, unit appreciation rights, phantom equity or similar rights, redemption rights, repurchase rights, convertible, exercisable or exchangeable securities, or other contracts, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock in the Company or any other securities or obligations convertible or exchangeable into or exercisable for, or giving any Person, directly or indirectly (whether with or without the occurrence of any contingency), a right to subscribe for or acquire, any securities or other equity interests of the Company, and no capital stock evidencing such rights are authorized, issued or outstanding, (C) voting trusts, proxies or other agreements among the Company’s stockholders with respect to the voting or transfer of the Company’s capital stock binding on the Company, or (D) outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock of the Company. All of the issued and outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable and all of them were offered, issued, sold, and delivered in compliance with the Organizational Documents of the Company and with applicable federal and state securities Laws. None of the outstanding shares of capital stock of the Company was issued in violation of any preemptive rights, subscription rights, rights of first refusal or similar rights.

(c)            All Subsidiaries of the Company are listed in Section 3.5(c) of the Disclosure Letter. The Company owns, of record, directly or indirectly, and has good and valid title to, free and clear of all Liens (other than restrictions under applicable securities Laws and Liens pursuant to the Credit Agreements), all issued and outstanding capital stock or other equity interests of such Subsidiaries. All of the outstanding membership interests or capital stock of, or other ownership interests in, each Subsidiary of the Company are validly issued, fully paid and non-assessable, to the extent such concepts are applicable, have been offered, issued, sold, and delivered in compliance with applicable Laws and the Organizational Documents of such Subsidiary. None of the outstanding membership interests or capital stock of, or other membership interests in, each Subsidiary of the Company have been issued in violation of any preemptive rights, subscription rights, rights of first refusal or similar rights. As of the date hereof, except for the Subsidiaries set forth on Section 3.5(c) of the Disclosure Letter, the Company does not own, of record, directly or indirectly, any equity interests of any other Person, and there are no obligations, contingent or otherwise, of the Company or any of its Subsidiaries to make any investment in (in the form of a loan, capital contribution or otherwise) any Person or provide any guarantee with respect to the obligations of any Person.

(d)            Except as set forth in Section 3.5(d) of the Disclosure Letter, there are no (i) preemptive or other outstanding rights, subscriptions, options, warrants, unit or stock appreciation rights, phantom equity or similar rights, redemption rights, repurchase rights, convertible, exercisable or exchangeable securities, or other contracts, agreements, arrangements or commitments of any character relating to the issued or unissued membership interests, capital stock, or other ownership interest in the Company’s Subsidiaries or any other securities or obligations convertible or exchangeable into or exercisable for, or giving any Person, directly or indirectly (whether with or without the occurrence of any contingency), a right to subscribe for or acquire, any securities or other equity interests of the Company’s Subsidiaries, and no securities or other equity interests evidencing such rights are authorized, issued or outstanding, (ii) voting trusts, proxies or other agreements among the members or stockholders of the Company’s Subsidiaries other than the Company or any of its Subsidiaries with respect to the voting or transfer of the membership units, capital stock or other equity or ownership interests in the Company’s Subsidiaries binding on the Company or any of its Subsidiaries, or (iii) outstanding obligations of any of the Company’s Subsidiaries to repurchase, redeem or otherwise acquire any outstanding units or shares of capital stock or other ownership interests in any Subsidiary of the Company. None of the Company’s Subsidiaries owns any shares of capital stock of the Company.

(e)            Section 3.5(e) of the Disclosure Letter sets forth all shares of Company Common Stock issued and outstanding as of the date of this Agreement, the names of the holders thereof, and the class and number of shares held by each such holder. Prior to the date of this Agreement, the Original Class L Priority Amount and the Class L Yield (each, as defined in the Certificate of Incorporation) have been paid in full with respect to all issued and outstanding shares of Class L Common Stock, such that there is no remaining Unreturned Original Class L Priority Amount or Unpaid Class L Yield (each, as defined in the Certificate of Incorporation) payable in respect of any shares of Class L Common Stock.

(f)            Each Company Option was granted in accordance with the terms of the Option Plan in all material respects and in compliance in all material respects with all applicable Laws, and each Company Option has been granted, maintained and administered in a manner to cause each Company Option to be exempt from, or in compliance in all material respects with, the requirements of Section 409A of the Code. All Company Options have a per share exercise price that was not less than the Fair Market Value of such underlying share on the date of grant, as determined in all material respects in accordance with the terms of the Option Plan and, to the extent applicable, Sections 409A and 422 of the Code.

Section 3.6.      Financial Statements; Undisclosed Liabilities.

(a)            Set forth on Section 3.6 of the Disclosure Letter are true, correct, and complete copies of (i) the audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2023, and as of December 31, 2024, and the related audited consolidated statements of operations, statements of changes in stockholders’ equity, and statements of cash flows of the Company and its Subsidiaries for each of the years ended December 31, 2023, and December 31, 2024 (collectively, the “Audited Financial Statements”), and (ii) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of September 30, 2025 (the “Recent Balance Sheet” and such date, the “Recent Balance Sheet Date”) and the related unaudited income statement data and cash flow data of the Company and its Subsidiaries, in each case, for the nine months ended September 30, 2025 (clauses (i) and (ii), collectively, the “Financial Statements”).

(b)            The Financial Statements have been derived from the books and records of the Company and its Subsidiaries, and present fairly, in all material respects, the consolidated financial position, results of operations, changes in stockholders’ equity, and cash flows of the Company and its Subsidiaries as of the dates and for the periods referred to therein, in each case in accordance with GAAP consistently applied (subject, in the case of the Recent Balance Sheet, to the lack of footnote disclosures (which, if presented, would not differ materially from the footnote disclosures in the Audited Financial Statements dated December 31, 2024) and other presentation items and to normal year-end adjustments (which adjustments are not material, individually or in the aggregate, in nature or amount)). The Company and its Subsidiaries maintain systems and processes, including a system of accounting established and administered in accordance with generally accepted accounting principles and a process for the maintenance of proper books and records, designed to (i) provide reasonable assurances regarding the reliability of the Financial Statements and (ii) in a timely manner accumulate and communicate to the appropriate individuals of the Company and its Subsidiaries the type of information that would be required for the preparation of the Financial Statements, in each case, in all material respects. There are no material weaknesses or significant deficiencies (as such terms are defined in Regulation S-X under the Securities Act) in the Company’s internal controls likely to adversely affect in any material respect the Company’s and its Subsidiaries’ ability to record, process, summarize and report financial information. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, in the last three (3) years, there has not been any fraud that involves management or other employees of the Company or any of its Subsidiaries who have a significant role in the Company’s and its Subsidiaries’ internal controls over financial reporting.

(c)            Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any kind, whether accrued or unaccrued, known or unknown, contingent, absolute, determinable or otherwise (“Liabilities”), except for (i) Liabilities that are adequately reserved against on the Recent Balance Sheet or reflected in the notes thereto (provided, that any such Liabilities described in this clause (i) would not be expected to be material to the Company or any of its Subsidiaries, individually or in the aggregate), (ii) Liabilities which have arisen since the Recent Balance Sheet Date that were incurred in the Ordinary Course of Business (none of which is a liability for breach of contract, breach of warranty, tort, infringement, violation of Law, environmental matter, misappropriation, or that relates to any Action), (iii) Liabilities otherwise disclosed on Section 3.6(c) of the Disclosure Letter, (iv) Transaction Expenses, or (v) Liabilities which would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole.

(d)            All Receivables have arisen in bona fide, arm’s length transactions arising from the sale of goods or the rendering of services by the Company or any of its Subsidiaries in the Ordinary Course of Business and represent valid obligations to the Company or one or more of its Subsidiaries. The Receivables are not subject to any defenses, counterclaims, credits, or other offsets, and are collectable, net of the reserves for uncollectible accounts shown on the Recent Balance Sheet (which reserves are adequate and have been determined and calculated in accordance with GAAP consistently applied), except as would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole. The Receivables shown on the Recent Balance Sheet do not reflect any changes in the amount or methodology for applying discounts, rebates, or any other benefits offered to customers from those reflected in the balance sheets included in the Audited Financial Statements.

(e)            The Inventory of the Company and its Subsidiaries (i) has been acquired by the Company and its Subsidiaries in the Ordinary Course of Business and (ii) in the aggregate, after giving effect to reserves reflected in the Financial Statements and determined in accordance with GAAP consistently applied, is good, usable of a merchantable quality and usable and saleable in the Ordinary Course of Business, and none of such Inventory is materially damaged or obsolete. The net value of the Inventory as of the Recent Balance Sheet Date was determined consistent with past practices and in accordance with GAAP consistently applied (including, without limitation, the method of computing overhead and other indirect expenses applied to Inventory). All of such Inventory conforms and was manufactured in accordance, in each case, in all material respects, with applicable Law.

Section 3.7.      Absence of Certain Developments. Except (i) as set forth in Section 3.7 of the Disclosure Letter, or (ii) as otherwise required by this Agreement, since the Recent Balance Sheet Date and through the date of this Agreement, (a) the Company and each of its Subsidiaries have conducted business in the Ordinary Course of Business, (b) there has not been any Material Adverse Effect, and (c) there has not occurred any action or event that, had it occurred after the date of this Agreement and prior to the Closing, would have required the consent of Parent under Section 5.2(b) through Section 5.2(z).

Section 3.8.      Compliance with Law; Governmental Authorizations; Licenses; etc.

(a)            Except as set forth in Section 3.8(a) of the Disclosure Letter, the Company and its Subsidiaries are, and during the last three (3) years have been, in compliance in all material respects with all applicable Laws. For the last three (3) years, neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority asserting that the Company or any of such Subsidiaries is in violation of any Law in any material respect.

(b)            During the past five (5) years, none of the Company nor any of its Subsidiaries, their respective directors, managers, officers or employees nor, to the Company’s Knowledge, any of their respective agents acting directly or indirectly on behalf of the Company or any of its Subsidiaries, has directly or indirectly, or made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, to any Person, or taken any other action, in violation of any applicable Laws or regulations related to anti-bribery or anti-corruption, including the Foreign Corrupt Practices Act of 1977, as amended.

(c)            None of the Company, any of its Subsidiaries, or any of their respective directors, employees, officers or, to the Company’s Knowledge, agents is a Sanctioned Person. Since April 24, 2019, none of the Company nor any of its Subsidiaries, their respective directors, officers, employees, or, to the Company’s Knowledge, agents, has engaged directly or indirectly, in any dealings or transactions with any Sanctioned Person or in any Sanctioned Country, or in any activity in violation of applicable Sanctions Laws. During the past five (5) years, neither the Company nor any of its Subsidiaries has (i) made any voluntary, directed or involuntary disclosure to any Governmental Authority or similar agency with respect to any alleged act or omission arising under or relating to any material non-compliance with any Sanctions Laws or customs Laws and regulations, (ii) been the subject of a current, pending or threatened investigation, inquiry or enforcement proceedings for material violation of any Sanctions Laws or customs Laws and regulations, or (iii) violated or received any notice, request, penalty, or citation for any actual or potential material non-compliance with Sanctions Laws or customs Laws or regulations. The Company and its Subsidiaries have in place policies and procedures reasonably designed to ensure compliance with all applicable Sanctions Laws and customs Laws and regulations.

(d)            Except as set forth in Section 3.8(d) of the Disclosure Letter, each of the Company and its Subsidiaries has all material Permits and has made all material notifications, registrations, certifications and filings with all Governmental Authorities, necessary to own, lease and operate its properties and assets and for the operation of its business as currently conducted. All such Permits are valid, subsisting, and in full force and effect, no default (with or without notice, lapse of time, or both) has occurred under any such Permits, and neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority threatening to suspend, revoke, withdraw or modify any such Permits in any material respect.

Section 3.9.      Litigation. Except as set forth in Section 3.9 of the Disclosure Letter, (a) there are no, and for the last three (3) years there have not been any, Actions pending or threatened in writing or, to the Company’s Knowledge, orally against the Company or any of its Subsidiaries or any of their respective directors, officers or employees that has been or would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (b) neither the Company nor any of its Subsidiaries nor any of their respective directors, officers or employees is subject to any Order that remains in effect that is material to the Company and its Subsidiaries, taken as a whole, and (c) there are no settlements material to the Company and its Subsidiaries, taken as a whole, to which the Company or any of its Subsidiaries or any of their respective directors, officers or employees is a party, or by which any of their assets or properties are bound, under which there are outstanding material obligations of the Company or any of its Subsidiaries following the Effective Time. As of the date of this Agreement, the Company is not a party to any Action that is pending or threatened in writing or, to the Company’s Knowledge, threatened orally, which would reasonably be expected to adversely affect or prohibit the consummation of the transactions contemplated hereby.

Section 3.10.      Taxes. Except as set forth on Section 3.10 of the Disclosure Letter:

(a)            Each of the Company and its Subsidiaries has duly and timely (taking into account applicable extensions) filed all Tax Returns for taxable periods ending on or prior to December 31, 2023 and all other income and other material Tax Returns required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. All material Taxes attributable to taxable periods ending on or prior to December 31, 2023 or otherwise required to be paid by the Company or any of its Subsidiaries have been paid in full (whether or not such Taxes were shown as due on a Tax Return).

(b)            There are no Liens for Taxes upon the property or assets of the Company or its Subsidiaries, other than Permitted Liens.

(c)            The Company is, and has been since its formation, treated as a corporation for U.S. federal Income Tax purposes.

(d)            Neither the Company nor any Subsidiary is currently the subject of any audit, examination, or similar proceeding with respect to Taxes, nor has the Company or any Subsidiary received written notice that any such audit, examination, or similar proceeding is pending or threatened. Each deficiency resulting from any audit, examination, or similar proceeding with respect to Taxes has been paid.

(e)            Neither the Company nor any Subsidiary has consented to extend the time, or is the beneficiary of any extension of time, in which any Tax may be assessed or collected by any Governmental Authority (other than extension entered in the Ordinary Course of Business).

(f)            Neither the Company nor any Subsidiary is required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) change in method of Tax accounting for a Pre-Closing Tax Period, (ii) use of an improper method of accounting for a Pre-Closing Tax Period, (iii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any analogous, comparable or similar provision of state, local or foreign Law) with respect to transactions entered into prior to Closing, (iv) installment sale or open transaction disposition made prior to Closing, (v) prepaid amount received or deferred revenue accrued prior to Closing or (vi) “closing agreement” as described in Section 7121 of the Code (or any analogous, comparable or similar provision of state, local or foreign Law) executed on or prior to the Closing.

(g)            No Governmental Authority with which the Company or any of its Subsidiaries does not file Tax Returns has asserted in writing that the Company or any of its Subsidiaries is or may be required to pay Taxes to or file Tax Returns with that Governmental Authority. Neither the Company nor any of its Subsidiaries has had a permanent establishment in a country other than the country of its formation or incorporation.

(h)            Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax sharing, Tax indemnity, Tax receivable, Tax protection or similar agreement providing for the allocation or apportionment of Taxes other than customary provisions regarding Taxes in commercial contracts entered into in the Ordinary Course of Business the primary subject matter of which is other than Taxes.

(i)            No private letter rulings, technical advice memoranda or similar agreement or rulings have been requested, entered into or issued by any Governmental Authority with respect to any of the Company or any of its Subsidiaries.

(j)            Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated, consolidated, combined or unitary group (within the meaning of Section 1504(a) of the Code or any similar group defined under a similar provision of state, local, or foreign Law) filing (or that is required to file) a consolidated income Tax Return, the common parent of which is other than the Company or any of its Subsidiaries, or (ii) has any liability for the Taxes of any Person (other than the Company or any Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, or by contract.

(k)            Each of the Company and its Subsidiaries has withheld or collected and paid over to the applicable Governmental Authority all material Taxes required to have been so withheld or collected and paid.

(l)            Within the past three (3) years, neither the Company nor any of its Subsidiaries has distributed equity interests of another Person, or had its equity interest distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code.

(m)           Neither the Company nor any Subsidiary is a party to any “closing agreement” pursuant to Section 7121 of the Code (or any comparable provision, state, local or foreign Law).

(n)            The Company is not a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(o)            Neither the Company nor any Subsidiary has engaged in any “listed transaction” as defined in Treasury Regulations Section 1.6011-4.

(p)            Neither the Company nor any of its Subsidiaries has any Liability under any escheat, unclaimed or abandoned property or any another similar Law.

Section 3.11.      Environmental Matters.

(a)            Except as set forth in Section 3.11 of the Disclosure Letter, the Company and its Subsidiaries are, and for the past three (3) years have been, in compliance in all material respects with all Environmental Laws, and have and are in compliance in all material respects with all permits required by Environmental Laws for the operation of their businesses as currently conducted, except for any failures to so comply or have such permits that have been resolved.

(b)            Except as set forth in Section 3.11 of the Disclosure Letter, during the past three (3) years (or longer, if unresolved), the Company and its Subsidiaries have not received any written notice from any Governmental Authority or other Person regarding any actual or alleged material violation of or material liability pursuant to Environmental Laws.

(c)            Except as set forth in Section 3.11 of the Disclosure Letter, there are no Actions by or before any Governmental Authority or Orders in effect, pending or, to the Company’s Knowledge, threatened in writing against the Company or any Subsidiary regarding compliance with or liability under Environmental Laws or exposure to Hazardous Substances, which would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(d)            Except as set forth in Section 3.11 of the Disclosure Letter, there has not been any release of Hazardous Substances on, at, in or from the Leased Real Property, any property formerly owned or leased by the Company or any of its Subsidiaries, or any other location where Hazardous Substances generated by the Company or any of its Subsidiaries have come to be located as would reasonably be expected to give rise to material liability of the Company or any Subsidiary.

(e)            Except as made available for review, there are no Phase I or Phase II Environmental Site Assessments or Desktop Environmental Review Reports, material compliance audits, material enforcement-related notifications, or any other material environmental document in the possession of the Company or the Subsidiaries with respect to the Leased Real Property or any real property formerly owned or leased by the Company or any of its Subsidiaries or with respect to any other non-compliance matter arising pursuant to Environmental Law or otherwise relating to the release of Hazardous Substances by the Company or any Subsidiary which could form the basis of any material liability for the Company or any its Subsidiaries.

Section 3.12.      Employee Matters.

(a)            (i) Except as set forth in Section 3.12(a) of the Disclosure Letter, none of the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement or other agreement with any union, works council, labor organization or similar employee representative (a “Labor Agreement”) and no employee of the Company or any of its Subsidiaries is represented by a labor union, works council, labor organization or similar employee representative with respect to such employment, (ii) there is no labor strike, labor arbitration, labor grievance, work stoppage, slowdown, lockout, picketing, handbilling or other labor dispute pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries and during the past three (3) years there has been no such pending or, to the Company’s Knowledge, threatened action, (iii) to the Company’s Knowledge, for the past three (3) years no union organization campaign or similar organizing activity has been threatened or in progress with respect to the employment of any employees of the Company or any of its Subsidiaries, and (iv) there is no, and for the past three (3) years there has been no, unfair labor practice charge or complaint pending or, to the Company’s Knowledge, threatened before the National Labor Relations Board or any other similar labor tribunal or authority against the Company or any of its Subsidiaries.

(b)            The Company and its Subsidiaries are, and for the last three (3) years have been, in compliance in all material respects with all applicable Laws concerning labor, employment and employment practices, including all Laws governing wages, hours, employee and independent contractor classification, discrimination, retaliation, harassment, disability rights or benefits, immigration and work authorizations, workplace safety and health, child labor, equal employment opportunity, plant closures and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar Laws (the “WARN Act”)), affirmative action, workers’ compensation, labor relations, employee leave issues, automated employment decision tools and other artificial intelligence with respect to employment and unemployment insurance. Without limiting the generality of the foregoing, (a) the Company and its Subsidiaries have, for the last three (3) years, paid in all material respects all salaries, wages, commissions, bonuses, severance and termination pay and other compensation that has become due and payable to their current and former employees, independent contractors, and other non-employee service providers, and (b) all employees of the Company and its Subsidiaries are and for the last three (3) years have been properly classified in all material respects as exempt or non-exempt for purposes of the Fair Labor Standards Act and similar state and local Laws and all consultants, individual independent contractors and other non-employee service providers of the Company and its Subsidiaries are and for the last three (3) years have been properly classified in all material respects as such, as applicable.

(c)            There are no, and for the last three (3) years there have not been, any Actions pending or, to the Company’s Knowledge, threatened, with respect to any employees of the Company or any of its Subsidiaries, including related to any Actions in any court or before the Equal Employment Opportunity Commission, the National Labor Relations Board, the United States Department of Labor, the Internal Revenue Service, or any other comparable state, local or foreign Governmental Authority, in each case that have had or (for currently pending Actions) would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(d)            Except as set forth in Section 3.12(d) of the Disclosure Letter, to the Company’s Knowledge, as the date hereof, no officer or other employee of the Company or any of its Subsidiaries with annual base salary at or in excess of $225,000 has any current plans to terminate employment with the Company or any of its Subsidiaries, as applicable, prior to the Closing.

(e)            Except as set forth in Section 3.12(e) of the Disclosure Letter or except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, to the Company’s Knowledge, all employees of the Company and its Subsidiaries, as applicable, are authorized to work in the United States and the Company and its Subsidiaries have, as applicable, properly completed and maintained forms I-9 with respect to all current and former employees. During the last three (3) years, neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority asserting any violation or alleged violation, in any material respect, of any Law relating to hiring, recruiting, employing of (or continuing to employ) anyone not authorized to work in the United States.

(f)            Except as set forth in Section 3.12(f) of the Disclosure Letter or except as would not reasonably be expected to be material to the Company and its Subsidiaries, for the last three (3) years, no allegations of sexual or other harassment have been made to the Company’s human resources department against any director, officer or management-level employee of the Company or any of its Subsidiaries (in their capacity as such), and none of the Company nor any of its Subsidiaries has entered into any settlement, consent decree or other similar agreement involving such allegations.

(g)            To the Company’s Knowledge, no employee of the Company or any of its Subsidiaries is in any material respect in violation of any non-competition agreement or similar restrictive covenant to a former employer of any such employee relating (A) to the right of any such employee to be employed by the Company or any of its Subsidiaries or (B) to the use of trade secrets or proprietary information on behalf of the Company or any of its Subsidiaries.

Section 3.13.      Employee Benefit Plans.

(a)            Section 3.13(a) of the Disclosure Letter sets forth a list as of the date of this Agreement of each material Company Plan. With respect to each material Company Plan, the Company has made available to Parent true, correct, and complete copies of, as applicable, (i) the Company Plan and any material amendments thereto, (ii) any related trust agreement, insurance contract or other funding vehicle, (iii) the current summary plan description and each summary of material modifications thereto, (iv) the annual report most recently filed with any Governmental Authority (e.g., Form 5500 and all schedules thereto), and (v) the most recent determination, advisory or opinion letter received from the Internal Revenue Service.

(b)            (i) Each Company Plan has been established, maintained and administered in all material respects in accordance with its terms and in compliance with all applicable Laws, and (ii) all employer contributions, premiums and expenses to or in respect of each Company Plan have, in all material respects, been paid in full or, to the extent not yet due, have been adequately accrued on the applicable financial statements of the Company in accordance with GAAP.

(c)            With respect to each Company Plan, (i) all material reports, returns, notices and other documentation that are required to have been filed with or furnished to the IRS, the DOL, the PBGC, the SEC or any other Governmental Authority, or to the participants or beneficiaries of such Company Plan, have been filed or furnished on a timely basis and (ii) for the last three years, no individual who has performed services for the Company or any of its Subsidiaries has been improperly excluded from participation in any Plan, and neither the Company nor any of its Subsidiaries has any direct or indirect material liability, whether actual or contingent, with respect to any misclassification of any person as an independent contractor rather than as an employee, or with respect to any employee leased from another employer;

(d)            No Company Plan, or any trustee or administrator thereof nor any employee or any “fiduciary” has engaged in any material breach of fiduciary responsibility or any “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) to which Section 406 of ERISA or Section 4975 of the Code applies and which would reasonably be expected to subject any Company Plan or trustee or administrator thereof, or any party dealing with any Company Plan, to a material Tax or penalty on prohibited transactions imposed by Section 4975 of the Code;

(e)            No Company Plan is subject to the minimum funding requirements of Section 412 of the Code or Title IV of ERISA and no Company Plan is, and neither the Company nor any of its Subsidiaries maintains, contributes to or is required to contribute to (or within the past six (6) years maintained, contributed to, or was required to contribute to), or has any material liability with respect to (including on account of being treated as a single employer with another entity within the meaning of Section 414(b), (c), (m) or (o) of the Code), any (i) “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code including, without limitation, any “multiemployer plan” as defined in Section 3(37) of ERISA, (ii) any “multiple employer welfare arrangement,” as defined in Section 3(40) of ERISA or (iii) any “multiple employer plan,” as defined in Section 413(c) of the Code.

(f)            Each Company Plan that is an “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory or opinion letter as to its qualification, and, to the Knowledge of the Company, no event has occurred or circumstance exists that would reasonably be expected to adversely affect, in any material respect, the tax-qualified status of any such Company Plan or the tax-exempt status of a related trust.

(g)            With respect to each Company Plan, no Action or other claim, litigation or dispute (other than routine individual claims for benefits in the ordinary operation of the Company Plans) is pending or, to the Knowledge of the Company, threatened that reasonably would be expected to result in material liability to the Company or any of its Subsidiaries, taken as a whole. To the Knowledge of the Company, (i) no Action or other claim, litigation or dispute (other than routine individual claims for benefits in the ordinary operation) is pending or threatened that reasonably would be expected to result in a material liability to the Company or any of its Subsidiaries, taken as a whole and (ii) there are no pending audits or investigations by any Governmental Authority involving any Company Plan.

(h)            Except as set forth in Section 3.13(h) of the Disclosure Letter, neither the execution of, nor the consummation of the transactions contemplated by, this Agreement, whether alone or combined with the occurrence of any other event, will, (i) entitle any current or former officer, director, employee or individual consultant of the Company or any of its Subsidiaries to any change in control, transaction bonus, severance, termination or retention payment, or increase the amount of any such payments, under any Company Plan, (ii) accelerate the timing of any payment, funding or vesting of any amounts due, result in any forgiveness of indebtedness or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount of any payment compensation or benefit payable, to any current or former officer, director, employee or individual consultant of the Company or any of its Subsidiaries under any Company Plan, (iii) result in any other liability or obligation pursuant to any of the Company Plans, or (iv) limit or restrict the right to merge, amend, terminate or transfer the assets of any Company Plan on or following the Closing Date.

(i)             Except as set forth in Section 3.13(i) of the Disclosure Letter, neither the execution of, nor the consummation of the transactions contemplated by, this Agreement (either alone or when combined with the occurrence of any other event) will result in the receipt or retention by any person who is a “disqualified individual” (within the meaning of Section 280G of the Code) of any payment or benefit that is a “parachute payment” (within the meaning of Section 280G of the Code).

(j)             Neither the Company nor any of its Subsidiaries has incurred (whether or not assessed) or is subject to any payment, Tax, penalty or other liability under, and is and has been in material compliance with, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, including under Section 4980H of the Code, and with respect to the reporting requirements under Sections 6055 and 6056 of the Code.

(k)            No current or former employee, director, officer or other service provider is entitled to any gross-up, make-whole or other additional payment from the Company or any of its Subsidiaries or any other Person in respect of any Tax (including Taxes imposed under Section 4999 or 409A of the Code) or interest or penalty related thereto.

(l)             None of the Company Plans provides, nor have the Company or any of its Subsidiaries promised to provide, medical, life or other welfare benefits to any retired Person, or any current or former employee, director or other service provider of the Company and its Subsidiaries following such Person’s retirement or other termination of employment or engagement, except as required by applicable Law (including Section 4980B of the Code).

Section 3.14.      Intellectual Property Rights and Data Privacy.

(a)            Section 3.14(a) of the Disclosure Letter contains a true, correct, and complete list of all registrations and pending applications for the following that are included in the Company Intellectual Property Rights: (i) patents, (ii) trademarks, (iii) copyrights and (iv) domain names and social media accounts and handles, specifying as to each such item, as applicable, the name of the registered owner, jurisdiction of application and/or registration, application and/or registration number and date of application or registration.

(b)            Except as listed in Section 3.14(b) of the Disclosure Letter, the Company Intellectual Property Rights, including the Company Intellectual Property Rights identified in Section 3.14(a) of the Disclosure Letter are solely owned by the Company or a Subsidiary, free and clear of any Liens other than Permitted Liens and the Company IP Agreements listed in Section 3.15(h) of the Disclosure Letter, and except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries taken as whole, are subsisting, valid, and enforceable. The Company and its Subsidiaries own or have a right to use all material Intellectual Property Rights necessary for the conduct of the business of the Company and each of its Subsidiaries as currently conducted or as currently contemplated to be conducted per a written plan.

(c)            Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries taken as whole, (i) the products and services and the business of the Company and its Subsidiaries as currently conducted do not infringe or misappropriate or otherwise violate, and as conducted in the last three (3) years have not infringed or misappropriated or otherwise violated, the Intellectual Property Rights of any third party and (ii) to the Company’s Knowledge, no third party is infringing or misappropriating or otherwise violating, and in the last three (3) years has not infringed or misappropriated or otherwise violated, any Company Intellectual Property Right. In the last three (3) years, the Company and its Subsidiaries have not sent any written notice to any Person alleging that such Person infringed or misappropriated or violated any material Company Intellectual Property Right. There is no Action pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries and in the last three (3) years, no third party has asserted any claim in writing against the Company or any of its Subsidiaries, in each case, alleging that the Company or any of its Subsidiaries has infringed, misappropriated or otherwise violated any Intellectual Property Right of any third party.

(d)            The Company and its Subsidiaries have taken commercially reasonable steps to protect and maintain all material Company Intellectual Property Rights and to preserve the confidentiality of any trade secrets and other material non-public information comprised of or included in Company Intellectual Property Rights.

(e)            Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries taken as a whole, each present or past employee, consultant or any other Person who developed any Company Intellectual Property Rights has executed a valid and enforceable contract with the Company or one of its Subsidiaries that conveys to the Company or such Subsidiary all right, title and interest in and to all such Intellectual Property Rights developed by such Person, except to the extent that such Intellectual Property is owned by the Company or one of its Subsidiaries as a matter of Law.

(f)            All material Software that is owned by the Company and its Subsidiaries is in good working order and condition and is sufficient in all material respects for the purposes for which it is used in the business of the Company and its Subsidiaries. Neither the Company nor its Subsidiaries have experienced any material defects in design, workmanship or material in connection with the use of such Software that have not been corrected. No material Software that is comprised of or included in Company Intellectual Property Rights is subject to the terms of any (A) “open source” or other similar license in a manner that would require the public distribution or licensing of the source code to such Software by the Company or its Subsidiaries, in each case, at no charge, or (B) escrow agreement.

(g)            All material information technology hardware, systems, and Software used or held for use by or on behalf of the Company and its Subsidiaries in their businesses (the “IT Assets”) are either owned by, licensed or leased to, the Company or its Subsidiaries. The IT Assets are adequate and sufficient in all material respects to meet the Processing and other business requirements of the Company and its Subsidiaries as the business is currently conducted or currently contemplated to be conducted per a written plan. The IT Assets operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Company’s and its Subsidiaries’ businesses as currently conducted. Except as set forth in Section 3.14(g) of the Disclosure Letter, during the last three (3) years, no Person has gained unauthorized access to any IT Asset, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries taken as whole. To the Knowledge of the Company, the IT Assets do not contain any defects, bugs, vulnerabilities, design or documentation errors, faults, disabling code, virus, “trojan horse,” worm or other code, Software routine or instructions that could cause unauthorized access to, or to disable, erase or otherwise harm, the IT Assets, or Personal Information or other information collected, used, or held for use by or for the Company or any of its Subsidiaries.

(h)            Except as set forth in Section 3.14(h) of the Disclosure Letter, the Company and its Subsidiaries are and have been, during the last three (3) years, in compliance in all material respects with all Data Protection Requirements. The Company and its Subsidiaries have implemented and maintain commercially reasonable administrative, technical, and organizational safeguards consistent in all material respects with industry standards practices, to protect the availability, integrity, confidentiality and security of all IT Assets and Personal Information stored in or Processed by the IT Assets, including as required by applicable Data Protection Requirements, and reasonably and regularly monitor and perform commercially reasonable security assessments or audits with respect to the IT Assets. Neither the Company nor any of its Subsidiaries has, in the last three (3) years, received any written notice of any claim, investigation, Action or other written communication from any Governmental Authority or other Person that alleges that the Company or any such Subsidiary is not in compliance with any Data Protection Laws in any material respect. To the Knowledge of the Company, there are no facts or circumstances that could reasonably form the basis of any of the same. Except as set forth in Section 3.14(h) of the Disclosure Letter, in the last three (3) years, there have been no material Security Incident or any other compromises of the privacy, confidentiality or security of Personal Information maintained by or on behalf of the Company or its Subsidiaries that, in each case would be reasonably expected to be material to the Company or its Subsidiaries, taken as a whole, or that would require notification of individuals, law enforcement, or any Governmental Authority under any applicable Data Protection Law. The consummation of the transactions contemplated hereby will not (i) require any notice to, or consent from, any Person relating to Personal Information, the failure of which to provide or obtain, as applicable, would me material to the Company and its Subsidiaries, taken as a whole, and (ii) violate any Data Protection Requirements in any material respect.

Section 3.15.    Contracts. Section 3.15 of the Disclosure Letter sets forth a true, correct, and complete list of all contracts (except for purchase or service orders executed in the Ordinary Course of Business and Company Plans), to which, as of the date of this Agreement, the Company or any of its Subsidiaries is a party, of the type described below (the “Material Contracts”):

(a)            all contracts with Specified Customers;

(b)            all contracts with Specified Suppliers;

(c)            all contracts requiring (i) payments by the Company and its Subsidiaries in excess of $2,000,000 per annum or (ii) payments to the Company and its Subsidiaries in excess of $2,000,000 per annum, in each case other than any contract described in any other subsection of this Section 3.15;

(d)            all contracts under which the Company or any of its Subsidiaries is lessee of, or holds or operates, any machinery, equipment, or other personal property owned by another Person for which the annual rental exceeds $1,000,000;

(e)            all (i) contracts for the employment or engagement of any director, officer, employee or individual independent contractor or consultant providing for annual base compensation in excess of $150,000 per annum; and (ii) contracts with any professional employer organization or employer of record;

(f)             all Labor Agreements;

(g)            all contracts involving any resolution, conciliation or settlement of any actual or threatened Action and providing for payments by the Company or any of its Subsidiaries after the date hereof in excess of $250,000 or any material ongoing requirements or restrictions (other than customary confidentiality obligations or covenants not to sue) on the Company or any of its Subsidiaries;

(h)            all contracts constituting (i) licenses or other rights granted by the Company or any of its Subsidiaries to a third party to use or register Company Intellectual Property Rights (other than non-exclusive licenses granted by the Company and its Subsidiaries in a writing to distributors, contractors, customers, and service providers in the Ordinary Course of Business that are incidental to the transaction completed in the applicable agreement) and (ii) any Intellectual Property Rights licensed or otherwise granted by a third party to the Company or any of its Subsidiaries (other than any non-exclusive license for commercially available Software for an annual license fee of no more than $250,000 for all related licenses), including license agreements, coexistence agreements, non-assertion agreements, and option agreements (the agreements described in the foregoing clause (i) and (ii), collectively, the “Company IP Agreements”);

(i)             all contracts creating or evidencing Indebtedness in a principal amount (or with a commitment) in excess of $500,000 and all letters of credit and performance, surety or payment bonds issued in respect of obligations of the Company or any of its Subsidiaries that Parent is required to replace or collateralize at Closing pursuant to the terms thereof or pursuant to the Payoff Letters;

(j)             all contracts constituting capital expenditures by the Company or any of its Subsidiaries, for which there is an outstanding amount of unpaid obligations or commitments in excess of $750,000;

(k)            all contracts for the acquisition or disposition (whether by merger, sale of equity, sale of assets or otherwise) of any Person, business or line of business, product line, capital stock or other equity interest under which either (i) the Company or any of its Subsidiaries or (ii) any other Person (A) has any continuing indemnification obligation, contingent payment obligation (including in respect of deferred purchase price or earn-out obligations), or any other material continuing obligation or (B) restricts or prohibits any such Person from freely engaging in business, whether in a particular industry or geographic area or for a particular time period or from offering certain products or services (other than confidentiality obligations) to customers or any specific group or category of customer;

(l)            all contracts with a Governmental Authority (other than those in which the Governmental Authority is a service provider to the Company or any of its Subsidiaries in the Ordinary Course of Business);

(m)           all contracts relating to joint ventures, partnerships, profit sharing or similar agreements relating to the Company or any of its Subsidiaries;

(n)            all contracts involving amounts in excess of $1,500,000 per annum containing change-of-control provisions that would be triggered by the Merger (other than contracts otherwise disclosed in connection with this Section 3.15);

(o)            all contracts that by their terms limit, restrict or prohibit the Company and its Subsidiaries from freely engaging in business, whether in a particular industry or geographic area or for a particular time period or from offering certain products or services to customers or any specific group or category of customer (other than confidentiality or employee non-solicitation agreements entered into in the Ordinary Course of Business);

(p)            all contracts granting to a counterparty any rights of first refusal, first offer, first negotiation or similar rights, most favored customer pricing, or any contract providing for the grant of exclusive sales, distribution, marketing or other exclusive rights by the Company or any of its Subsidiaries, and any contract which requires the Company or any of its Subsidiaries to provide or purchase all or substantially all of a particular service or product from a customer or supplier or containing a minimum purchase or supply commitment;

(q)            all Leases (except that no lease, sublease, license or similar use or occupancy agreement under which the aggregate annual base rental payments do not exceed $150,000 is required to be listed even though it shall be considered a “Material Contract”);

(r)            all contracts with any investment banker, broker, financial advisor or similar party retained by the Company in connection with this Agreement and the transactions contemplated hereby;

(s)            all contracts that are indemnification agreements or similar arrangements between the Company or any of its Subsidiaries and any of its or their directors or officers;

(t)            all contracts that contain a standstill or exclusivity provision (including any confidentiality agreement) that would prohibit or restrict the Company or any of its Subsidiaries or Affiliates from engaging in any acquisition, disposition, joint venture or strategic alliance or other similar transaction or any solicitation of proxies in respect of such transactions with any third party or its Subsidiaries or Affiliates; and

(u)            all contracts with a Related Party.

Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any current or former employees, officers, directors, consultants, or agents of the Company or any of its Subsidiaries, has been excluded from participation in contracting with any Governmental Authority (including by debarment, suspension, or expulsion), nor has the Company or any of its Subsidiaries, nor, to the Knowledge of the Company, have any current or former employees, officers, directors, consultants or agents of the Company or any of its Subsidiaries, been threatened with exclusion from participation in contracting with any Governmental Authority (including by threatened debarment, suspension, or expulsion). Neither the Company nor any of its Subsidiaries is the subject of a finding of nonresponsibility or ineligibility by any Governmental Authority.

Each Material Contract is a valid and binding agreement of the Company or one of its Subsidiaries, as the case may be, and enforceable against the Company or its applicable Subsidiary in accordance with its terms, except as enforceability may be limited by the Enforceability Exceptions. None of the Company, any Subsidiary party thereto or, to the Company’s Knowledge, any other parties thereto, are in breach or material violation of or default under any of such Material Contracts, and, to the Company’s Knowledge, no event has occurred and no circumstance or condition exists that with notice or the lapse of time (or both) would (i) constitute such a breach or default under any Material Contract and, to the Company’s Knowledge, no other Person that is a party to a Material Contract has materially violated or breached, or committed any default under, such Material Contract, (ii) give any Person the right to declare a default or exercise any material remedy under any Material Contract, (iii) give any Person the right to accelerate the maturity or performance of any Material Contract, or (iv) give any Person the right to cancel, terminate or materially modify any Material Contract. During the past three (3) years, no party to any Material Contract has given written (or, to the Company’s Knowledge, oral) notice to the Company or any of its Subsidiaries that the Company or any of its Subsidiaries is in breach of or default under any such Material Contract or of its intention to cancel or otherwise terminate or not renew any such Material Contract. The Company and each of its Subsidiaries, as applicable, have not, during the last twelve (12) months, waived any of its or their material rights under any Material Contract. The Company and each of its Subsidiaries, as applicable, have, during the last twelve (12) months, materially fulfilled all obligations required to have been performed by them pursuant to each Material Contract. The Company has made available to Parent true, correct, and complete copies of each written Material Contract, as well as a written summary setting forth all of the material terms and conditions of each oral Material Contract (and, in each case, each amendment, modification, and supplement thereto and each material waiver thereunder).

Section 3.16.    Insurance. Section 3.16 of the Disclosure Letter lists all policies of fire, liability, workers’ compensation, property, casualty and other forms of insurance owned or held by, or covering the Company and its Subsidiaries, as of the date of this Agreement (the “Insurance Policies”). True and complete copies of the Insurance Policies have been made available to Parent. The Insurance Policies are in full force and effect, and all premiums that are or become due and payable covering periods up to and including the Closing Date with respect to the Insurance Policies have been or will be paid in full when due. The full policy limits in such Insurance Policies are, subject to applicable deductibles and less claims paid, available and unimpaired, and such Insurance Policies conform to all material contractual obligations of the Company and its Subsidiaries with respect to insurance (including pursuant to the Leases). The Company and its Subsidiaries are in compliance in all material respects with the terms and provisions of the Insurance Policies. During the three (3) years prior to the date hereof, no written notice of cancellation, non-renewal, termination, premium increase or reduction of coverage has been received by the Company or any of its Subsidiaries with respect to any Insurance Policy. The Company and its Subsidiaries have given proper and timely notice to the insurers of all claims known to them for which coverage is currently available under the Insurance Policies. During the three (3) years prior to the date hereof, there have been no claims as to which coverage has been questioned, denied or disputed by the insurers of such Insurance Policies (other than reservation of rights letters). As of the date hereof, there are no pending claims by the Company or any of its Subsidiaries against any Insurance Policy in excess of $250,000, whether individually or in the aggregate. As of the date hereof, none of the Company or any of its Subsidiaries has, during the last three (3) years, maintained, established, sponsored, participated in or contributed to any self-insurance plan. The representations and warranties set forth in this Section 3.16 do not apply to insurance maintained or provided in connection with any Company Plan.

Section 3.17.    Real Property.

(a)            Section 3.17(a) of the Disclosure Letter sets forth a true, correct, and complete list of all real property owned by the Company or any of its Subsidiaries (together with all buildings, structures, improvements and fixtures located thereon or thereunder, collectively, the “Owned Real Property,”), in each case, including the address, the legal name of the owner, and the primary function thereof.

(b)            Section 3.17(b) of the Disclosure Letter sets forth a true, correct, and complete list of all leases and subleases of real property, and all material licenses or similar use or occupancy agreements to which the Company or any Subsidiary thereof is a party or with respect to which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property or by which it is bound (collectively, the “Leases,” and all real property subject thereto, including all improvements, structures or fixtures located thereon or thereunder, collectively, the “Leased Real Property,” and, together with the Owned Real Property, the “Properties,” and each a “Property”) except no lease, sublease, license or similar use or occupancy agreement under which the aggregate annual base rental payments do not exceed $150,000 shall be required to be set forth on such Disclosure Letter.

(c)            Except as set forth in Section 3.17(c) of the Disclosure Letter:

(i)              the Company or one of its Subsidiaries holds (A) good, defensible, insurable and marketable fee simple title to each Owned Real Property and (B) a good and valid leasehold, subleasehold or license interest (as applicable) in each Leased Real Property, in each case of the foregoing clauses (A) and (B), free and clear of all Liens, title defects and title exceptions except Permitted Liens that would be disclosed on a title report for such Owned Real Property or Leased Real Property;

(ii)            except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, (1) each Leased Real Property is valid, binding and in full force and effect and (2) no uncured default on the part of the Company or, if applicable, a Subsidiary or, to the Knowledge of the Company, the landlord thereunder, exists under any Leased Real Property, and no event has occurred or circumstance exists which, with the giving of notice, the passage of time, or both, would constitute a material breach or default under any Leased Real Property;

(iii)            except as does not and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, there are no leases, subleases, licenses, rights or other agreements affecting any portion of the Owned Real Property or the Leased Real Property that would reasonably be expected to adversely affect the existing use of such Owned Real Property or the Leased Real Property by the Company or its Subsidiaries in the operation of its business thereon; and

(iv)            except for the transactions contemplated hereby, there are no outstanding options or purchase agreements, rights of first offer or first refusal or any other rights (whether present or future) in favor of any Person (other than the Company or one of its Subsidiaries) to acquire any interest in any Property, and neither the Company nor any Subsidiary thereof has granted to any Person the right (whether present or future) to use or occupy all or any portion of any Property, whether pursuant to a lease, assignment, sublease, license, grant or other agreement or arrangement.

(d)            Except as set forth in Section 3.17(d) of the Disclosure Letter, neither the Company nor any Subsidiary thereof has received written notice from (i) any Governmental Authority or other Person that the current use of any Property by the Company or its Subsidiaries violates in any material respect any applicable Law (including any applicable zoning, land use, or similar Laws) or any other material restriction to which such Property is subject (whether pursuant to a deed, the applicable Lease, easement, covenant, or other restriction), (ii) the lessor of any Leased Real Property that the Company or any of its Subsidiaries is in material breach of the terms of the applicable Lease or that such lessor is terminating, or intends to terminate such Lease, or (iii) from any Governmental Authority or other Person of any pending or threatened Action relating to or affecting any Property (or any portion thereof), including any Action to change or redefine the applicable zoning or land use classifications in any material respect, and any material condemnation, eminent domain or similar.

(e)            Except as set forth in Section 3.17(e) of the Disclosure Letter, neither the Company nor any of its Subsidiaries is obligated under any contract to purchase or otherwise acquire any interest in real property (whether ownership, leasehold, subleasehold or otherwise).

Section 3.18.    Title to Assets. Each of the Company and its Subsidiaries has good and valid title to, or a valid leasehold or other right to use and operate, all tangible assets and properties used in, and material to, the conduct of the Company’s business (including those reflected on the Recent Balance Sheet, but excluding any such tangible assets and properties sold, consumed, or otherwise disposed of in the Ordinary Course of Business since the Recent Balance Sheet Date), as is necessary to permit the use and enjoyment of such tangible assets and properties substantially in the manner such tangible assets and properties are utilized by the Company or its Subsidiaries in the Ordinary Course of Business, in each case, free and clear of all Liens except for Permitted Liens, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. All material properties, buildings, structures, fixtures, improvements and assets and all other physical elements of each parcel of Owned Real Property and Leased Real Property used in the operation of the business of the Company and its Subsidiaries (A) are in good operating condition and repair (except for ordinary wear and tear and routine maintenance in the Ordinary Course of Business) and, with respect to Owned Real Property, are structurally sound and free of any material defects, (B) are suitable, sufficient, appropriate and adequate and in compliance with zoning and other applicable regulations, in each case, in all material respects for the purposes for which they are currently or contemplated to be used in the conduct of the business of the Company and its Subsidiaries and are usable in a manner consistent with their current use in all material respects and (C) consist of and have the use and enjoyment of sufficient land, parking areas (including areas for delivery, loading and unloading of vehicles), access to public highways, railroad trackage and siding, driveways, drainage, storm and sanitary sewers, detention ponds, fire protection, utilities and other facilities in accordance with applicable Law and all required permits, to permit the continued use of all Owned Real Property and Leased Real Property in the manner and for the purposes to which they are presently devoted or to which they are contemplated to be devoted, in each case, other than failures that would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

Section 3.19.    Related Party Transactions. Except as set forth in Section 3.19 of the Disclosure Letter, other than in connection with such Person’s employment under any Company Plan, no Related Party or director or officer of the Company or any of its Subsidiaries or any immediate family member or Affiliate thereof owns, directly or indirectly, or has any direct or indirect financial or other interest in any material property (real or personal, tangible or intangible), asset (including by contract), or material right that is used by the Company or any of its Subsidiaries in the conduct of their respective businesses.

Section 3.20.    Specified Customers and Specified Suppliers. In the six (6) months prior to the date hereof, the Company and its Subsidiaries have not received any written (or, to the Company’s Knowledge, oral) notice from any Specified Customer or Specified Supplier to the effect that such Specified Customer or Specified Supplier desires or intends to stop, materially decrease the rate of, or materially and adversely change the terms (whether related to payment, price, delivery terms or otherwise) with respect to, purchasing (in the case of Specified Customers) or supplying (in the case of Specified Suppliers) materials, products or services from or to (as applicable) the Company or its Subsidiaries (whether as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby or otherwise).

Section 3.21.    Brokers. Except as set forth in Section 3.21 of the Disclosure Letter, no Person is or will be entitled to a broker’s, finder’s, investment bankers, financial adviser’s or similar fee from the Company or its Subsidiaries in connection with this Agreement or any of the transactions contemplated hereby based on any contract or arrangement made by the Company or any of its Subsidiaries.

Section 3.22.    Accredited Investors. No more than thirty-five (35) Former Holders receiving Parent Common Stock pursuant to Article II are, as of the date hereof and as of the Closing Date, not “accredited investors” within the meaning of Regulation D, Rule 501(a) under the Securities Act. Each Former Holder receiving Parent Common Stock pursuant to Article II is acquiring the Parent Common Stock pursuant to this Agreement for its own account for investment and not with a view to, or for sale or other disposition in connection with, any distribution of all or any part thereof, except in compliance with applicable federal and state securities Laws, nor with any present intention of distributing or selling any of the Parent Common Stock.

Article IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

Section 4.1.      Organization. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation and has all requisite corporate power and authority to own or lease, as applicable, and operate its property, rights and assets and to carry on its business as currently conducted. Each of Parent and Merger Sub has delivered or made available to the Company true and complete copies of its Organizational Documents, in each case, as amended through, and as in effect on the date of this Agreement. Merger Sub was formed solely for the purposes of consummating the transactions contemplated hereby, has not conducted any business and has no assets or liabilities. Merger Sub does not own any properties, assets, rights, or contracts related to, used in, or held for use in the business of the Company or any of its Subsidiaries.

Section 4.2.      Authorization. Each of Parent and Merger Sub has all necessary power and authority to execute and deliver this Agreement and each other Merger Document to which Parent or Merger Sub is contemplated to be a party, as applicable, and, subject to the adoption of this Agreement by Parent, in its capacity as the sole stockholder of Merger Sub, in accordance with Delaware Law, to perform its obligations hereunder and thereunder. The execution, and delivery by Parent and Merger Sub, respectively, of this Agreement and each of the other Merger Documents to which Parent or Merger Sub is a party, as applicable, and the performance by Parent and Merger Sub, respectively, of their respective obligations hereunder and thereunder, and, subject to the adoption of this Agreement by Parent, in its capacity as the sole stockholder of Merger Sub, in accordance with Delaware Law, the consummation of the transactions contemplated hereby and thereby, including the Merger, have been duly authorized by the respective Boards of Directors of Parent and Merger Sub, and no other corporate or stockholder action on the part of Parent or its stockholders is necessary to authorize the execution, delivery, or performance by Parent or Merger Sub of its obligations under this Agreement or the other Merger Documents to which Parent or Merger Sub is a party, as applicable, or the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby, including the Merger, subject to the adoption of this Agreement by Parent, in its capacity as the sole stockholder of Merger Sub, in accordance with Delaware Law. Each of this Agreement and the other Merger Documents to which Parent or Merger Sub is a party, as applicable, has been duly executed and delivered by Parent and Merger Sub and, assuming that this Agreement and the other Merger Documents to which Parent or Merger Sub is contemplated to be a party, as applicable, have been duly authorized, executed and delivered by each of the other parties hereto or thereto, constitutes a valid and binding agreement of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as enforceability may be limited by the Enforceability Exceptions. Parent, in its capacity as the sole stockholder of Merger Sub, will act by written consent to approve and adopt this Agreement and the consummation of the transactions contemplated hereby, including the Merger, promptly following the execution of this Agreement.

Section 4.3.      Non-contravention. None of the execution and delivery by Parent and Merger Sub of this Agreement, the Certificate of Merger and each other Merger Document to which Parent or Merger Sub is a party, as applicable, the consummation of the Merger and each of the other transactions contemplated hereby and thereby, or the performance of and fulfillment of by Parent and Merger Sub of their respective obligations hereunder and thereunder (i) contravenes any provision contained in such entity’s Organizational Documents, (ii) conflicts with, violates or will result in a material breach (with or without the lapse of time, the giving of notice or both) of or constitutes a material default (with or without the lapse of time, the giving of notice or both) under (x) any material contract, agreement, commitment, indenture, mortgage, lease, pledge, note, bond, license, permit or other instrument or obligation to which Parent is a party or (y) assuming satisfaction of the requirements set forth in Section 4.4 below, any Law to which Parent is subject or to which any of its assets or properties are subject, (iii) results in the acceleration of, or permit any Person to terminate, modify, cancel, accelerate or declare due and payable prior to its stated maturity any material obligation of such entity, or (iv) requires any material authorization, consent, approval, exemption or other action by or declaration or notice to any Person or Governmental Authority (except for any applicable requirements of the HSR Act), that, in the case of clauses (ii) through (iv), would reasonably be expected to prevent or prohibit the consummation of the transactions contemplated by this Agreement and the other Merger Documents to which Parent or Merger Sub is a party, as applicable, prior to the Outside Date.

Section 4.4.      Consents. Except for (a) filing of the Certificate of Merger as required by the Delaware Law, (b) filings, permits, authorizations, consents and approvals required under, and other applicable requirements of, the HSR Act, and (c) filings and approvals set forth in Section 4.4 of the Disclosure Letter, no notice to, filing with, or authorization, registration, consent or approval of any Governmental Authority is necessary for the execution and delivery by Parent and Merger Sub of this Agreement, the Certificate of Merger and each other Merger Document to which Parent or Merger Sub is a party, as applicable, the consummation of the Merger and each of the other transactions contemplated hereby and thereby, or the performance by Parent and Merger Sub of their respective obligations hereunder and thereunder. To Parent’s knowledge, there are no facts or circumstances, and it and its Affiliates have not engaged in any acts, practices or courses of conduct, that would reasonably be expected to cause a Governmental Authority to deny, object to or limit in any material respect any application or notice required to be filed or submitted by the Company and its Subsidiaries or Parent with respect to the transactions contemplated by this Agreement.

Section 4.5.      Litigation. Neither Parent nor Merger Sub is party to any pending or, to the knowledge of Parent, threatened litigation which would reasonably be expected to prevent or prohibit the consummation of the transactions contemplated by this Agreement and the other Merger Documents to which Parent or Merger Sub is a party, as applicable, prior to the Outside Date.

Section 4.6.      Brokers. Except as set forth in Section 4.6 of the Disclosure Letter, no Person is or will be entitled to a broker’s, finder’s, investment bankers, financial adviser’s or similar fee from Parent or Merger Sub in connection with this Agreement or any of the transactions contemplated hereby.

Section 4.7.      Sufficiency of Funds. Parent has, or will at Closing have, sufficient unrestricted cash on hand or proceeds available to enable Parent to pay the Merger Consideration and any other amounts due hereunder and under any other Merger Document to which Parent or Merger Sub, as applicable, is a party and otherwise to fulfill Parent’s and Merger Sub’s obligations under, and consummate the transactions contemplated by, this Agreement and other Merger Documents to which Parent or Merger Sub, as applicable, is a party. Parent acknowledges and agrees that the obligation of Parent and Merger Sub to consummate the transactions contemplated by this Agreement and other Merger Documents is not in any way contingent upon or otherwise subject to Parent’s or Merger Sub’s consummation of any financing arrangements, Parent’s or Merger Subs’ obtaining of any financing or the availability, grant, provision or extension of any financing to Parent or Merger Sub.

Section 4.8.      Solvency. As of the Closing, after giving effect to the transactions contemplated by this Agreement, including the payment of the Final Merger Consideration and the satisfaction of all Liabilities of the Surviving Company, and assuming the accuracy of the representations and warranties of the Company set forth in Article III (as qualified by the Disclosure Letter) and the performance by the Company of its obligations under this Agreement (a) Parent and its Subsidiaries, on a consolidated basis, will be Solvent and (b) the Present Fair Saleable Value of the assets of Parent and its Subsidiaries, on a consolidated basis, will exceed its debt, plus its total “capital,” as such term is determined in accordance with Section 154 of the Delaware General Corporation Law. For purposes of this Agreement, “Solvent” when used with respect to the Parent and its Subsidiaries, on a consolidated basis, means that, as of any applicable date of determination (i) the amount of the Present Fair Saleable Value of their assets will, as of such date, exceed all of their Liabilities, contingent or otherwise, as of such date, (ii) Parent and its Subsidiaries, on a consolidated basis, will not have, as of such date, an unreasonably small amount of capital for the business in which they are engaged or will be engaged and (iii) Parent and its Subsidiaries, on a consolidated basis, will be able to pay its debts as they become absolute and mature, taking into account the timing of and amounts of cash to be received by Parent and its Subsidiaries and the timing of and amounts of cash to be payable on or in respect of its indebtedness, in each case after giving effect to the transactions contemplated by this Agreement. For purposes of the definition of “Solvent,” (A) “debt” means Liability on a “claim” and (B) “claim” means (1) any right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (2) the right to an equitable remedy for breach on performance if such breach gives rise to a right to payment, whether or not such equitable remedy is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured.

Section 4.9.      Compliance with Law. Neither Parent, Merger Sub, nor any of their respective officers or directors is a Sanctioned Person.

Section 4.10.    Merger Sub. Parent owns, directly or indirectly, all of the issued and outstanding equity of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and the Merger Documents to which Parent or Merger Sub is a party, as applicable, and has not engaged in any business activities, acquired any assets, or conducted any operations other than in connection with such transactions.

Section 4.11.    Equity Consideration Matters.

(a)            Since January 1, 2023, Parent has filed with or furnished to, as applicable, the Securities and Exchange Commission (the “SEC”) each report, statement, schedule, form or other document or filing required by Law to be filed or furnished by Parent at or prior to the time so required (the documents referred to in this Section 4.11(a), together with all exhibits and other information incorporated by reference therein and all amendments and supplements thereto, are collectively referred to as the “Parent SEC Documents”).

(b)            As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such amended or superseded filing), each Parent SEC Document complied as to form in all material respects with the applicable requirements of Law.

(c)            As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), no Parent SEC Document filed with or furnished pursuant to the Exchange Act contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. No Parent SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading. As of the date hereof, (i) there are no outstanding or unresolved comments in any comment letters received by Parent from the SEC and (ii) to Parent’s knowledge, none of the Parent SEC Documents is the subject of any ongoing review by the SEC. As of the date hereof, there are no SEC inquiries or investigations pending or, to Parent’s knowledge, threatened, in each case regarding any accounting practices of Parent.

(d)            The consolidated financial statements of Parent included in the Parent SEC Documents (i) complied as to form, as of their respective filing dates with the SEC, in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with GAAP during the periods involved (except, in the case of unaudited statements, for the absence of certain information and footnotes), and (iii) fairly presented (except as may be indicated in the notes thereto) in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods presented therein (subject to normal recurring adjustments in the case of any unaudited interim financial statements). Except as has been described in the Parent SEC Documents, there are no unconsolidated Subsidiaries of Parent or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(b) of Regulation S-K promulgated by the SEC.

(e)            As of the close of business on February 9, 2026, the authorized capital stock of Parent consists solely of (i) 2,000,000 shares of Parent Common Stock and (ii) 10,000,000 shares of preferred stock, par value $0.001 per share, of Parent. At the close of business on February 9, 2026: (A) 708,511,799 shares of Parent Common Stock were issued and outstanding; (B) 1,000,000 shares of Convertible Preferred Stock, par value $0.001 per share (“Parent Convertible Preferred Stock”) were issued and outstanding; (C) 575,000 shares of Mandatory Convertible Preferred Stock, par value $0.001 per share (“Parent Mandatory Convertible Preferred Stock”)were issued and outstanding; and (D) 261,010,074 shares of Parent Common Stock were reserved for issuance upon exercise of warrants issued by Parent.

(f)            The shares of Parent Common Stock to be issued pursuant to this Agreement, when issued and delivered against payment therefor as provided herein, will be duly authorized and validly issued, fully paid and nonassessable and issued in compliance with all applicable securities registration Laws, and the issuance thereof will not be subject to any preemptive rights, rights of first refusal or similar rights, other than pursuant to this Agreement, and shall be free of any Liens, except for such transfer restrictions of general applicability as provided under the Securities Act or other applicable securities Laws. The issuance of the Parent Common Stock pursuant to this Agreement does not require the vote or approval of the stockholders of Parent under the rules of the applicable securities exchange on which the Parent Common Stock is listed, the Organizational Documents of Parent or applicable Law. The issuance and delivery at the Closing in accordance with the terms of this Agreement of the Parent Common Stock does not contravene the applicable listing and corporate governance rules and regulations of the applicable securities exchange on which the Parent Common Stock is listed. The rights, preferences, privileges and restrictions of the capital stock of Parent are as stated in Parent’s certificate of incorporation in effect as of the date hereof.

Article V

COVENANTS AND AGREEMENTS

Section 5.1.      Access and Information.

(a)            From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 7.1, (x) Parent, Merger Sub, and their respective Representatives shall be entitled to full and complete access to the Company and its Subsidiaries and their respective officers, employees, Representatives, auditors, properties, books, contracts, financial books and records and work papers (subject to the satisfactory execution of customary access letters, if requested) on which the Estimated Merger Consideration Statement is based and to the employees and agents of the Company and its Subsidiaries who were involved in the preparation of the Estimated Merger Consideration Statement, audit working papers and records as may be reasonably requested by Parent, and (y) the Company and each of its Subsidiaries, as applicable, shall furnish promptly to Parent all information concerning the Company’s or its Subsidiaries’ businesses, properties and personnel as may reasonably be requested, in each case of (x) and (y) during normal business hours, to the extent such access does not unreasonably interfere with the operations, activities, or employees of the Company or any of its Subsidiaries. The foregoing access rights shall not include the right to (i) have access to any information the disclosure of which is restricted by applicable Law or which could result in the waiver of any privilege, (ii) take any samples or conduct any invasive environmental studies, investigations or testing, or other intrusive assessment of the current or former operations, facilities or real property of the Company, or (iii) have access to any information solely to the extent related to the sale process conducted by the Company or any of its Affiliates and not related to the Ordinary Course of Business of the Company. Notwithstanding anything to the contrary, neither the Company nor any Subsidiary shall be required to disclose (or cause to be disclosed) any information to Parent, Merger Sub or any of their respective Representatives if such disclosure would (y) jeopardize any privilege, including any attorney-client or other legal privilege (provided that the Company shall use commercially reasonable efforts to afford such access and furnish such information without jeopardizing such attorney-client or other legal privilege) or (z) contravene any applicable Law; provided, that, in any such case contemplated by clause (y) or (z), the Company shall use reasonable efforts to make reasonable and appropriate substitute disclosure arrangements.

(b)            All information disclosed, whether before or after the date of this Agreement, pursuant to this Section 5.1 or in connection with the transactions contemplated by, or the discussions and negotiations preceding, this Agreement and the consummation of the Merger to Parent and Merger Sub (or their Representatives or Affiliates) shall be kept confidential by such Persons in accordance with that certain letter agreement dated June 17, 2024, by and between the Company and Parent (the “Confidentiality Agreement”) and shall not be used by any Person, other than in connection with the transactions contemplated by this Agreement. The parties agree that, notwithstanding anything to the contrary contained in the Confidentiality Agreement, the Confidentiality Agreement shall survive from the date of this Agreement in accordance with its terms, and only if the Closing shall occur, the Confidentiality Agreement will terminate at the Closing.

(c)            From and after the Effective Time until the seventh (7th) anniversary of the Closing Date, Parent shall make available and shall cause the Surviving Company and its Subsidiaries to make available, during normal business hours, and upon reasonable advance notice, to the Shareholder Representative and its Representatives any and all books, records, contracts and other information of the Company and its Subsidiaries existing at the Effective Time to the extent reasonably requested by the Shareholder Representative and reasonably required in connection with any Tax audit or other proceeding by a Governmental Authority with respect to the ownership of the Company prior to the Effective Time; provided that nothing in this Section 5.1(c) shall apply in connection with any dispute or Action between or among Parent or any of its Affiliates (including, after the Closing, the Surviving Company and its Subsidiaries), on the one hand, and the Shareholder Representative, the Former Holders, or any of their respective Affiliates, on the other hand; provided, further, that such access shall not unreasonably interfere with the normal business operations of Parent or any of its Subsidiaries; provided, further, that Parent shall have no obligation to provide such information if doing so would (y) jeopardize any privilege, including any attorney-client or other legal privilege (provided that Parent shall use commercially reasonable efforts to afford such access and furnish such information without jeopardizing such attorney-client or other legal privilege) or (z) contravene any applicable Law. Parent will cause the Surviving Company to hold all of the books and records of the Company and its Subsidiaries existing on the Closing Date and not destroy or dispose of any thereof until the expiration of the seventh (7th) anniversary of the Closing Date, provided that, if it desires to destroy or dispose of such books and records before such time, it will offer first in writing to the Shareholder Representative at least sixty (60) days prior to such destruction or disposition to surrender them to the Shareholder Representative.

Section 5.2.      Conduct of Business by the Company. From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with the terms and conditions of Section 7.1, except as (i) otherwise expressly provided herein, (ii) consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (iii) set forth in Section 5.2 of the Disclosure Letter, or (iv) required by applicable Law, the Company will and will cause each of its Subsidiaries to:

(a)            use reasonable best efforts to (i) conduct its business in the Ordinary Course of Business; provided, that the failure to take any action by the Company or any of its Subsidiaries that is specifically prohibited by any provision of Section 5.2(b) — Section 5.2(aa) shall not be construed to constitute a breach of this Section 5.2(a) unless such action would constitute a breach of such other provision, (ii) preserve intact in all material respects its business organization, assets and operations, and goodwill, (iii) maintain in effect all material Permits necessary for the lawful conduct of its businesses, (iv) maintain all leases and all personal property (reasonable wear and tear excepted) that are material to the Company and its Subsidiaries, taken as a whole, used by the Company and its Subsidiaries and necessary to conduct its business in the Ordinary Course of Business (but with no obligation to renew or extend any lease or to otherwise exercise any rights or options it may have under any lease, including but not limited to rights to purchase or increase its current properties) and (v) preserve in all material respects relationships with its customers, suppliers, employees, and with Governmental Authorities having jurisdiction over its businesses and operations;

(b)            not amend, modify, restate, replace, terminate, or waive any provision of its Organizational Documents, as applicable;

(c)            not create, incur, assume, guarantee or otherwise become liable for, or modify or amend the terms of, any indebtedness described in clauses (i)-(iv) of the definition of Indebtedness, other than Indebtedness incurred under the ABL Credit Agreement or for working capital purposes in the Ordinary Course of Business in an aggregate amount not to exceed $10,000,000, in each case, that will be repaid at Closing pursuant to a Payoff Letter;

(d)            not permit or cause any of the assets or equity securities of the Company or any of its Subsidiaries to become subject to any Lien, except for Permitted Liens;

(e)            (i) not merge, combine, divide, or consolidate the Company or any of its Subsidiaries with or into any other Person, (ii) acquire any Person or business (whether by merger, acquisition of equity or assets, or otherwise (in one or a series of related transactions)) or (iii) enter into a joint venture or partnership or similar third-party business enterprise;

(f)            not sell, transfer, lease, license, assign, abandon, allow to lapse or otherwise dispose of any of the Company’s or any of its Subsidiaries’ assets, rights (including Intellectual Property Rights), securities, properties, interests or businesses, other than (x) non-exclusive licenses to Intellectual Property Rights granted to distributors, contractors, customers and service providers in the Ordinary Course of Business, (y) expirations of registered Intellectual Property Rights in accordance with their statutory terms, for which there is no renewal right or (z) sales of Inventory and dispositions of obsolete assets, in each case, in the Ordinary Course of Business;

(g)            not authorize, adopt, publicly propose, or permit to be filed a plan of bankruptcy or any agreement or plan of complete or partial liquidation, winding-up, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(h)            not (i) enter into a new agreement that would be a Material Contract (other than any Material Contract of the type referenced in Section 3.15(a), Section 3.15(b), Section 3.15(c) or Section 3.15(d); provided, that any such Material Contract is not of the type referenced in any other clause of the definition of Material Contract and may be terminated by the Company or its applicable Subsidiary without liability upon ninety (90) days’ notice); or (ii) amend or modify, extend the term of, or terminate or waive any material rights of the Company or any Subsidiary or any material obligations of any other Person under, any Material Contract;

(i)             not (i) commence any Action against any Specified Customer or Specified Supplier of the Company or any of its Subsidiaries; (ii) release, assign, compromise, pay, discharge, settle, agree to settle, satisfy or compromise, or waive any right related to, any pending or threatened Actions against the Company or any of its Affiliates or its or their respective directors, officers, managers, employees, agents or other Representatives (including any Action relating to this Agreement or the transactions contemplated by this Agreement) or (iii) waive any claims of substantial value, other than settlements, compromises or waivers (A) (x) where all amounts are satisfied in full by payment of cash prior to the Purchase Price Measurement Time or included as a current liability in the calculation of Net Working Capital and are less than $300,000, (y) which do not impose any post-Closing restrictions on the operations of the Company or any of its Subsidiaries (other than customary confidentiality, non-disparagement obligations and covenants not to sue), and (z) do not include an admission of liability or fault on the part of the Company or any of its Subsidiaries or (B) in connection with collection notices or demands in the Ordinary Course of Business that do not exceed $100,000 individually or $500,000 in the aggregate;

(j)             maintain its books of account and records consistent with its past practice in all material respects;

(k)            not change its fiscal year;

(l)             except any issuance of Company Common Stock pursuant to the exercise of Company Options outstanding on the date of this Agreement, not issue, deliver or reissue, or sell, grant, award, dispose of, transfer, or pledge or encumber any equity securities or equity interests, any securities convertible or exchangeable into, or exercisable for, any shares of its capital stock, or any option, warrant, phantom equity interest, stock appreciation right, or other right to acquire or receive any equity securities, or issue or become a party to any subscriptions, warrants, rights, options, convertible securities, derivative securities, phantom equity interests, stock appreciation rights, or other agreements or commitments of any character relating to its issued or unissued equity interests, or grant or award any unit or stock appreciation or similar rights;

(m)           not authorize, declare, set aside or pay any non-cash or, following the Purchase Price Measurement Time, cash dividend or make any other non-cash or, following the Purchase Price Measurement Time, cash distribution of tangible or intangible assets (including in cash, stock or other equity, property, or otherwise) to its members or stockholders, as applicable, in respect of its capital stock or other equity interests or redeem, repurchase or otherwise reacquire any capital stock or other equity interests;

(n)            not adjust, split, combine, subdivide or reclassify, or redeem, repurchase or otherwise acquire any of its equity interests, or effect any like change in the capitalization of the Company or any of its Subsidiaries, in each case, other than with respect to (i) repurchases of equity interests in connection with termination of employment in the Ordinary Course of Business or (ii) to the extent required pursuant to the terms of the Option Plan;

(o)            not make any material change in any method, practice, principles, or policies of accounting, including with respect to acceptance of customer deposits or any working capital procedures or practices, other than changes required as a result of changes after the date of this Agreement in GAAP or applicable Law (including changes in interpretations thereof first made after the date of this Agreement);

(p)            not terminate or permit to lapse without replacing such policy with comparable coverage, or amend or cancel any material insurance policy in any manner materially adverse to Parent or to the Company and its Subsidiaries, taken as a whole;

(q)            not incur or pay any individual (i.e., not a category of expense customarily included in a balance sheet) expense in excess of $3,000,000;

(r)             not (i) change any Tax accounting method, principles or policies, (ii) make, change or revoke any entity classification or other material Tax election, (iii) amend any Income Tax Tax Return or any other material Tax Return, (iv) prepare or file any Tax Returns in a manner which is inconsistent with past practices, (v) consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment in respect of Taxes, (vi) enter into or initiate any discussions with any taxing authority concerning any closing or voluntary disclosure agreement or any ruling from any taxing authority with respect to a material amount of Taxes, (viii) surrender any right to claim a Tax credit or a refund of material Taxes, (ix) settle any material Tax claim or assessment relating to the Company or its Subsidiaries or (x) incur any material amount of liability for Taxes outside the Ordinary Course of Business;

(s)            except as may be required by Law or the terms of any Company Plan as in effect on the date of this Agreement, not (i) increase the compensation or benefits payable to any officer, director, employee or individual consultant of the Company or any of its Subsidiaries other than annual base salary increases made in the Ordinary Course of Business, consistent with past practice, for any employee whose annual base compensation is less than $150,000 per year (after giving effect to such increase); (ii) grant any severance, retention, stay, change-in-control, or other similar payment to any current or former officer, director, employee, or individual consultant of the Company or any of its Subsidiaries; (iii) hire, promote or terminate (other than for “cause”) the employment or engagement of any officer, director, employee, or individual consultant of the Company or any of its Subsidiaries with annual base compensation of more than $150,000 per year; (iv) grant any equity or equity-based awards; (v) loan or advance money (other than advances of cash for business expenses incurred in the Ordinary Course of Business) to any officer, director, employee, or individual consultant of the Company and its Subsidiaries; (vi) take any action to accelerate the vesting, exercisability, or payment of or to fund any benefit or payment to any officer, director, employee, or individual consultant of the Company and its Subsidiaries; or (vii) adopt any new employee benefit plan or arrangement or amend, modify, terminate or increase the coverage or benefits available under any existing Company Plan, in each case, other than offer letters delivered to new hires in the Ordinary Course of Business, consistent with past practice, with newly hired employees with annual base compensation not in excess of $150,000 that do not provide for any severance benefits or amendments required to maintain the tax-qualified status of any Company Plan;

(t)             not (i) voluntarily recognize or certify any labor union works council, labor organization or similar entity or employee representative or (ii) enter into, modify, renew, negotiate, amend, or terminate any Labor Agreement;

(u)            not waive or release the restrictive covenant obligations of any current or former employee, independent contractor, officer or director of the Company or any of its Subsidiaries;

(v)            not implement or announce any employee layoffs, furloughs, office or plant closings, reductions in force or other workforce actions that would require notice under the WARN Act;

(w)            not make any loans or advances or capital contributions to any Person, other than (i) trade credit or otherwise in the Ordinary Course of Business not to exceed $1,000,000 in the aggregate, and (ii) loans and capital contributions to wholly owned Subsidiaries of the Company;

(x)            not (A) purchase (or enter into any agreement obligating the Company or any of its Subsidiaries to purchase) any real property having a fair market value in excess of $1,000,000 individually or $5,000,000 in the aggregate; (B) sell, lease, or otherwise dispose of (or enter into any agreement in furtherance of any such purposes) any Owned Real Property; (C) enter into any new lease, sublease, license, easement, or similar agreement with respect to real property that is not leased, subleased, licensed, or otherwise occupied by the Company or one of its Subsidiaries as of the date of this Agreement and that provides for annual payments by the Company or any of its Subsidiaries exceeding $100,000 individually or $500,000 in the aggregate; (D) with respect to any Lease, (1) waive, release, assign, sublease, or sublicense any material rights or claims thereunder, (2) materially amend or modify the terms thereof, (3) terminate such agreement, including by virtue of failure to exercise any extension option pursuant to the terms thereof, or (4) extend the term thereof, as in effect on the date hereof, unless such extension is on market terms;

(y)            not make or authorize any payments of, or commitments for, any capital expenditures, other than capital expenditures that are made in the Ordinary Course of Business, consistent with the Company’s existing capital budget or do not exceed $500,000 individually or $2,000,000 in the aggregate;

(z)            not fail to take any action required to renew or maintain any material Permit; terminate, suspend, or abrogate any material Permit; or amend, or modify any material Permit, in each case in a manner material and adverse to the Company or any of its Subsidiaries, taken as a whole;

(aa)          not agree or commit to do any of the foregoing referred to in clauses (b) – (i) and (k) – (z) of this Section 5.2.

For the further avoidance of doubt, nothing contained in this Section 5.2 shall give Parent, Merger Sub or any of their respective Affiliates the right to control or direct the operations of the Company or any of its Subsidiaries prior to the Closing in violation of applicable Law.

Section 5.3.      Closing Documents. The Company shall, prior to or on the Closing Date, execute and deliver, or cause to be executed and delivered to Parent and Merger Sub, the documents or instruments described in Section 6.2. Parent and Merger Sub shall, prior to or on the Closing Date, execute and deliver, or cause to be executed and delivered, to the Company, the documents or instruments described in Section 6.3.

Section 5.4.      Governmental Filings and Authorizations; Consents.

(a)            Parent, on the one hand, and the Company, on the other hand, shall use their respective reasonable best efforts to obtain and to cooperate in obtaining the HSR Approval required to consummate the transactions contemplated by this Agreement as promptly as practicable (and in any event prior to the Outside Date, as the same may be extended in accordance with the terms of this Agreement) in accordance with the terms and subject to the conditions of this Section 5.4. Parent and the Company agree to make an appropriate filing pursuant to the HSR Act with respect to the transactions contemplated by this Agreement within fifteen (15) Business Days after the date of this Agreement, and, unless otherwise agreed to by Parent and the Company, the filing fees for such filing shall be borne by Parent. Parent and the Company shall use their respective reasonable best efforts to obtain all (i) Governmental Approvals (other than HSR Approval, which is, for the avoidance of doubt, governed by other applicable provisions in this Section 5.4) required under applicable Law and (ii) subject to Section 5.4(d), consents or waivers of third parties, including counterparties to any of the Material Contracts, if and to the extent such consent or waiver is required (including under the terms of such Material Contracts) to consummate the transactions contemplated hereby (collectively, the “Required Consents”).

(b)            Parent and the Company shall respond as promptly as practicable to all customary inquiries and requests for additional information or documentation received (i) from the DOJ or FTC in connection with obtaining HSR Approval, or (ii) any other Governmental Authority in connection with obtaining any Required Consent (excluding HSR Approval), in each case, subject to the terms and conditions of this Section 5.4.

(c)            In using its “reasonable best efforts” to obtain the HSR Approval to consummate the transactions contemplated by this Agreement, Parent shall, and shall cause its Subsidiaries to, take any and all steps necessary, proper, or advisable to avoid, address and eliminate any objection to consummation of the Merger asserted, on the basis of the HSR Act or other antitrust Law, by the DOJ, FTC, any other Governmental Authority, or any private party, so as to enable the consummation of the Merger to occur as expeditiously as practicable, including proposing, negotiating, committing to and agreeing to undertake, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of such assets, businesses, services, products, product lines, relationships or contractual rights of the Company or its Subsidiaries or otherwise taking or committing to take any action (including any behavioral remedies or prior approval requirements) that limits the freedom of action with respect to, or the ability to retain, any assets, businesses, services, products, product lines, relationships, or contractual rights of the Company or its Subsidiaries (each a “Regulatory Action”) as may be advisable in order to obtain any clearance under the HSR Act or to avoid the entry of, or to effect the dissolution of, any Order issued in any Action, which would otherwise have the effect of preventing or materially delaying the consummation of the transactions contemplated by this Agreement; provided that, for the avoidance of doubt, (x) Parent and its Subsidiaries shall not be obligated to take, or cause to be taken, any Regulatory Action, unless the taking of such Regulatory Action is (i) expressly conditioned upon the consummation of the transactions contemplated by this Agreement and (ii) limited to assets, businesses, services, products, product lines, relationships or contractual rights of the Company and its Subsidiaries and (y) if more than one Regulatory Action would enable the consummation of the Merger to occur as soon as possible, Parent may choose which of such Regulatory Actions to take in its sole discretion; provided, further, that in no event shall Parent or any of its Subsidiaries be required to take, or cause to be taken, any Regulatory Action with respect to any assets, businesses, services, products, product lines, relationships or contractual rights of the Company or any of its Subsidiaries that in the aggregate, as of the date on which such requirements are proposed to be taken, (y) accounted for more than $20,000,000 of the Company’s consolidated EBITDA for the most recently completed period of four (4) consecutive fiscal quarters as of such date or (z) are projected to account for more than $20,000,000 of the Company’s consolidated projected EBITDA for the period of four (4) consecutive fiscal quarters commencing with the fiscal quarter commencing immediately after the quarter in which the Effective Time shall occur.

(d)            Subject to the terms and conditions set forth in this Agreement (including Section 5.4(a)-Section 5.4(c) with respect to HSR Approval), from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Section 7.1, the parties hereto shall, and shall cause their respective Subsidiaries to, use their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, or reasonably advisable on its part under this Agreement and applicable Law to satisfy the conditions to Closing, and to consummate and make effective the transactions contemplated by this Agreement as soon as possible; provided, however, that unless otherwise expressly required by the provisions of this Section 5.4, none of Parent, the Company, or any of their respective Affiliates shall be required, in connection with obtaining any Required Consent, to (i) commence or pursue any litigation, arbitration or other Action or waive or surrender any right under, or modify the terms of, any contract (including any Material Contract) or (ii) offer or grant any accommodation or concession (financial or otherwise) to any third party. For the avoidance of doubt, nothing in this Section 5.4(d) will require any party hereto to waive any condition to such party’s obligation to consummate the transactions contemplated by this Agreement set forth in Article VI or limit any such party’s rights to terminate this Agreement pursuant to and in accordance with Article VII.

(e)            Parent and the Company shall, upon request by the other and subject to the provisions of the Confidentiality Agreement, promptly furnish the other with all documentation concerning the Company and/or its Subsidiaries, or, in the case of Parent, Parent and/or its Subsidiaries (including Merger Sub), and such other matters as, in each case, may be necessary or reasonably advisable in connection with preparing any notices, reports, statements, applications or other filings made by or on behalf of the Company, Parent, Merger Sub or any of their respective Affiliates to or with the DOJ or FTC in connection with obtaining the HSR Approval to consummate the transactions contemplated by this Agreement; provided that any such documentation requested by one party to another may be (i) redacted to the extent required to protect information or to remove information relating to the valuation of the Company (or its Subsidiaries), that it reasonably determines is competitively sensitive or privileged information, or (ii) provided on an “outside counsel only” basis.

(f)            Subject to restrictions imposed by applicable Law, the Company and Parent shall keep the other apprised of the status of matters relating to HSR Approval and any Required Consents by Governmental Authorities, including promptly furnishing the other with copies of notices or other communications received by the Company or Parent, as the case may be, from DOJ, FTC or any other Governmental Authority with respect to the transactions contemplated by this Agreement; provided that any such notices furnished by the Company or Parent, to one another may be (i) redacted to protect competitively sensitive information or to remove information relating to the valuation of the Company or its Subsidiaries, (ii) provided on an “outside counsel only” basis. The Company and Parent will jointly consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of the Company or Parent in connection with proceedings under or relating to the HSR Act or any Governmental Authority with respect to the transactions contemplated by this Agreement. Neither the Company nor Parent shall, or shall permit any of their respective Affiliates or Representatives to, make any written submissions to DOJ or the FTC with respect to the transactions contemplated hereby without first providing the other the opportunity to review reasonably in advance any such written submissions and taking into account, in good faith, the comments or suggestions from the other. Neither the Company nor Parent shall permit any of its Representatives to participate in any meeting with the DOJ or the FTC with respect to any filings, investigation or other inquiry relating to the transactions contemplated hereby unless it consults with the other reasonably in advance and, to the extent permitted by the DOJ or the FTC, as applicable, gives the other the opportunity to attend and participate thereat. Notwithstanding any other provision of this Agreement, Parent shall control and lead all communications, submissions and strategy relating to the HSR Act, including all communications with the DOJ and the FTC, after considering in good faith the views expressed by the Company and its advisors, and in a manner consistent with Parent’s obligations under this Section 5.4.

(g)            From and after the date of this Agreement, Parent shall prepare and file all notices, reports, statements, applications and other filings as required to be filed by applicable Law with any Governmental Authority in connection with the consummation of the transactions contemplated hereby; provided, however, that prior to filing all such notices, reports, statements, applications and other filings, Parent shall provide drafts thereof reasonably in advance to the Company and shall consider in good faith the Company’s comments on such notices, reports, statements, applications and other filings.

(h)            Neither Parent nor the Company shall (i) agree to extend any waiting period under the HSR Act without the prior written consent of the Company (in the case of Parent) or Parent (in the case of the Company) or (ii) enter into any agreement with the DOJ or the FTC (or any other Governmental Authority) not to consummate the transactions contemplated by this Agreement without the prior written consent of the Company (in the case of Parent) or Parent (in the case of the Company). If the Company requests Parent to withdraw the initial filing under the HSR Act within thirty (30) days after Parent’s initial filing under the HSR Act, then Parent shall withdraw the initial filing under the HSR Act prior to such thirty (30) days elapsing and refile within two (2) Business Days of such withdrawal.

(i)             Notwithstanding anything to the contrary herein, in connection with the exercise of any reasonable best efforts or other standard of conduct pursuant to this Agreement, no Former Holder nor, prior to the Closing, the Company, nor any of their respective Affiliates shall be required, pursuant to any provision of this Agreement, to pay any fees, expenses or other amounts to any Governmental Authority or any other third-party in seeking any Governmental Approvals or consents of such third parties to the consummation of the transactions contemplated hereby (excluding, for the avoidance of doubt, fees and expenses of their respective attorneys, consultants, investment bankers and other advisors and filing fees in the Ordinary Course of Business (excluding the HSR filing fee payable by Parent pursuant to Section 5.4(a))).

Section 5.5.      Exclusivity. From the date hereof until the earlier of the Effective Time or the termination of this Agreement, the Company (x) shall not, shall cause its controlled Affiliates not to, and shall not authorize its and their respective officers, directors, financial advisors and other Representatives to, directly or indirectly, (a) solicit, accept, initiate, or knowingly facilitate or knowingly encourage any inquiry, proposal, offer or contact from any Person (other than Parent and its Affiliates and Representatives) relating to any direct or indirect transaction concerning any merger, consolidation or other business combination involving the Company or its Subsidiaries, any sale of the equity of the Company or its Subsidiaries, a material portion of the assets of the Company or its Subsidiaries or any similar transaction involving the Company or its Subsidiaries (other than sales of Inventory and obsolete assets in the Ordinary Course of Business) (in each case, an “Alternative Proposal”), (b) participate in any discussion or negotiation regarding, or furnish, or continue to furnish, any information or enter into any agreement with respect to, or take any other action to assist or knowingly facilitate in any manner, any attempt to make an Alternative Proposal, or (c)  enter into any agreement with respect to any Alternative Proposal; and (y) shall immediately cease, and shall direct its Representatives and Affiliates to cease, any and all existing contacts, discussions, and negotiations with third parties (including by terminating all access to the Data Room and requiring all such third parties to return or destroy any confidential information previously provided by or on behalf of the Company or any of its Subsidiaries) regarding an Alternative Proposal.

Section 5.6.      Public Announcements. Except as otherwise set forth in this Agreement, prior to the Closing, the timing and content of all public announcements regarding any aspect of this Agreement or the Merger shall be mutually agreed upon in advance by the Shareholder Representative and Parent; provided that each party hereto may make any such public announcement which it in good faith believes, based on advice of counsel, is required by Law or any applicable securities exchange rules or regulations; provided, further, however, that, notwithstanding the foregoing, (a) each party shall, to the extent permitted by applicable Law, use its reasonable best efforts to consult with the other parties prior to any such announcement to the extent practicable, and shall in any event promptly provide the other parties hereto with copies of any such announcement (it being understood that any announcement or other materials filed by a party with the United States Securities and Exchange Commission and available on the EDGAR system shall be deemed to have been provided to the other party) and (b) the Former Holders and the Company’s direct and indirect investors and their respective Affiliates may (i) identify the Company as a former portfolio company and indicate that it was sold to Parent on their investors’ websites, in their marketing materials and in their press releases and (ii) make internal announcements and engage in ordinary course communications (including announcements to any investor, financing sources or potential investors or financing sources) regarding the Company or the Merger with their current and prospective members, partners, investors, directors, managers, limited or general partners, equityholders, officers, employees, agents, counsel, advisors or other representatives, including outside legal counsel, accountants, financial advisors and insurers, as applicable, in each case who have an obligation to keep such information confidential. For the avoidance of doubt, each Former Holder, each party hereto and each of their respective Representatives shall be permitted to make statements or communications to advisors with a need to know the information contained in such statements or communications without the consent of the Company (or Surviving Company after the Closing), Parent or Merger Sub. Further, each Former Holder, each party hereto and each of their respective Affiliates shall have the right to discuss this Agreement and the transactions contemplated hereby with their Affiliates and existing and prospective advisors, accountants, auditors, insurance providers, partners, members, investors, sources of financing and clients, in each case who have an obligation to keep such information confidential.

Section 5.7.      Employee Benefits.

(a)            For a period of one (1) year following the Closing Date, but not beyond the date on which a Continuing Employee’s (as defined below) employment with the Company or any of its Subsidiaries terminates for any reason (the “Continuation Period”), Parent shall, or shall cause one of its Subsidiaries (including, after the Closing, the Company and its Subsidiaries) to, provide to each individual employed by the Company or any of its Subsidiaries immediately prior to the Closing who continues such employment immediately following the Closing (each, a “Continuing Employee”) (i) a base salary or hourly wage rate and cash annual bonus target opportunities that are substantially similar in the aggregate to the base salary or hourly wage rate and cash annual bonus target opportunities that were provided to the Continuing Employee immediately prior to the Closing and accurately disclosed to Parent in the Data Room, and (ii) all other employee benefits (excluding defined benefit pension, retiree medical, equity or equity-based plans, severance, annual bonus, retention and change in control benefits) that are substantially similar in the aggregate to the employee benefits (excluding defined benefit pension, retiree medical, equity or equity-based plans, severance, annual bonus, retention and change in control benefits) provided to the Continuing Employee immediately prior to the Closing and accurately disclosed to Parent in the Data Room. Notwithstanding anything to the contrary in this Agreement, and without limiting the generality of the foregoing, Parent shall, or shall cause its Affiliates (including, after the Closing, the Company and its Subsidiaries) to, provide severance pay to each Continuing Employee that is terminated during the Continuation Period that is no less than the severance pay that would be provided to similarly situated employees of Parent and its Affiliates. Parent shall, or shall cause one of its Subsidiaries (including, after the Closing, the Company and its Subsidiaries) to, honor the provisions relating to severance for Continuing Employees that are included in individual employment agreements with Continuing Employees that have been provided to Parent and provide for severance benefits thereunder, as such agreements are presently in effect, or as may be amended hereafter, subject to Section 5.2 and the amendment and termination provisions of such agreements. Notwithstanding the foregoing, nothing herein shall prevent Parent or any of its Subsidiaries (including, after the Closing, the Company or any of its Subsidiaries) from terminating the employment of any Continuing Employee during (or after) the Continuation Period in compliance with applicable Law.

(b)            With respect to any employee benefit plan, policy, program or arrangement of Parent or any of its Affiliates (including, after the Closing, the Company and its Subsidiaries) in which Continuing Employees are eligible following the Closing (each, a “Parent Plan”), Parent shall, or shall cause one of its Affiliates (including, after the Closing, the Company and its Subsidiaries) to use commercially reasonable efforts to, credit each Continuing Employee with all service with the Company and its Subsidiaries (and their respective predecessors) for purposes of eligibility, vesting, level of benefits and benefit accruals (other than defined benefit pension plans, retiree medical, equity- and equity-based plans), to the same extent as such Continuing Employee was entitled immediately prior to the Closing to credit for such service under any similar Company Plan; provided, however, that such service shall not be credited to the extent that it would result in a duplication of benefits.

(c)            Without limiting the other provisions of this Section 5.7, with respect to each Parent Plan that provides health and welfare benefits to Continuing Employees following the Closing Date, to the extent applicable, Parent shall, or shall cause one of its Affiliates (including, after the Closing, the Company and its Subsidiaries) to use commercially reasonable efforts to, (i) for purposes of each Parent Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, waive all limitations as to pre-existing conditions exclusions and all actively at work requirements and waiting periods with respect to participation and coverage requirements that apply to such Continuing Employee (and his or her eligible dependents) to the extent that such requirements were satisfied by, or did not apply to, such Continuing Employee under the corresponding Company Plan in which such Continuing Employee participated immediately prior to the Closing; and (ii) credit each Continuing Employee for any co-insurance, deductibles and out-of-pocket expenses paid by the Continuing Employees and their eligible dependents under the corresponding Company Plan during the portion of the plan year of the corresponding Company Plan up to (and including) the Closing Date for purposes of satisfying applicable deductible, co-insurance and maximum out-of-pocket expenses for the plan year of such Parent Plan in which participation in such Parent Plan commences, but only to the extent (x) such payments in respect of co-insurance, deductibles and out-of-pocket expenses would have been recognized under the corresponding Parent Plan and (y) that such crediting would not result in a duplication of benefits.

(d)            If requested by Parent no later than ten (10) Business Days prior to the Closing Date, effective as of the day immediately prior to the Closing Date and contingent upon the occurrence of the Closing, the Company shall terminate or cause the termination of each Company Plan that is a U.S. tax-qualified defined contribution plan and is provided to current and former employees of the Company and its Subsidiaries (each, a “Company Qualified Plan”). In such event, prior to the Closing Date and thereafter (as applicable), the Company and Parent shall take any and all action as may be required, including amendments to a U.S. tax-qualified defined contribution plan maintained by Parent or one of its Subsidiaries (each, a “Parent Qualified Plan”), to permit each Continuing Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 402(c)(4) of the Code) in cash or notes (representing plan loans from the Company Qualified Plan that are not in default) in an amount equal to the eligible rollover distribution portion of the account balance distributable to such Continuing Employee from such Company Qualified Plan to the corresponding Parent Qualified Plan. All resolutions or notices to participants issued, adopted, or executed in connection with the termination of any Company Qualified Plan described herein shall be provided to Parent at least five (5) Business Days prior to their issuance, adoption or execution, as applicable, for Parent’s reasonable review and comment.

(e)            Notwithstanding any other provision of this Agreement, nothing contained in this Section 5.7 shall (i) be deemed to be the adoption of, or an amendment to, any employee benefit plan, as that term is defined in Section 3(3) of ERISA, (ii) be construed to, or limit the right of the Company, any of its Subsidiaries, Parent or any of their respective Affiliates, to amend, modify or terminate any employee benefit plan, program or arrangement or (iii) give any Continuing Employee (or dependent or beneficiary thereof) or any other Person who is not a party to this Agreement any right to enforce the provisions of this Section 5.7. After the Closing, nothing contained in this Section 5.7 shall interfere with the right of the Company, any of the Company’s Subsidiaries, Parent or the Surviving Company to amend, modify or terminate any Company Plan or Parent Plan (subject, in each case, to the provisions of Section 5.7(a)-(c) above) or to terminate the employment of any individual employed by the Company or any of its Subsidiaries for any reason.

Section 5.8.      Indemnification of Directors and Officers.

(a)            To the full extent permitted by applicable Law, Parent agrees that all rights to indemnification for acts or omissions occurring prior to the Closing now existing in favor of the current or former directors, managers, or officers of the Company and its Subsidiaries (collectively, the “Covered Persons”) provided (x) in the Organizational Documents of the Company and its Subsidiaries, or (y) in any indemnity or indemnification agreement between the Company or any of its Subsidiaries, on one hand, and any such Covered Person, on the other hand (in each case, as in effect as of the date of this Agreement and to the extent set forth in copies of such Organizational Documents or agreements that have been provided to Parent) ((x) and (y) collectively, the “Company Indemnification Agreements”), shall survive the Closing and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Closing Date, or such shorter period (if any) as is set forth in the applicable Company Indemnification Agreement.

(b)            From and after the Closing, to the fullest extent permitted by applicable Law, Parent shall cause the Surviving Company and its Subsidiaries to honor all of their respective obligations pursuant to the Company Indemnification Agreements to indemnify (and any obligations to advance funds for expenses) the Covered Persons against all damages, losses, charges, liabilities, claims, demands, actions, suits, judgments, settlements, costs and expenses (including reasonable attorneys’ fees and disbursements), to the extent arising from, relating to, or otherwise in respect of, any actual or threatened litigation in respect of actions or omissions occurring prior to the Closing in connection with such Covered Person’s duties as a Covered Person of the Company or any of its Subsidiaries, to the extent that such obligations of the Company or its Subsidiaries exist on the date of this Agreement (collectively, “Covered Losses”), pursuant to the Company Indemnification Agreements.

(c)            Parent hereby acknowledges that the Covered Persons may have certain rights to indemnification, advancement of expenses or insurance provided by Former Holders or Affiliates of Former Holders (the “Other Indemnitors”). Except with respect to the “tail” insurance obtained pursuant to Section 5.8(d), Parent hereby agrees that (i) the Company is the indemnitor of first resort (i.e., its obligations to the Covered Persons are primary and any obligation of such Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by any such Covered Person are secondary) and (ii) the Company shall be required to advance the full amount of expenses incurred by any such Covered Person (provided that, in the case of advancement of expenses, any Covered Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Covered Person is not entitled to indemnification) and shall be liable for the full indemnifiable amounts, without regard to any rights any such Covered Person may have against any such Other Indemnitor, in each case to the extent required under this Section 5.8. Except with respect to the “tail” insurance obtained pursuant to Section 5.8(d), each of Parent and the Surviving Company irrevocably waives, relinquishes and releases such Other Indemnitors from any and all claims against any such Other Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. Each of Parent and the Company further agree that no advancement or payment by any of such other Persons on behalf of any such Covered Person with respect to any claim for which such Covered Person has sought indemnification from the Company shall affect the foregoing.

(d)            At the Closing, the Company will obtain, at Parent’s expense, and maintain irrevocable “tail” insurance policies naming the Covered Persons as direct beneficiaries with a claims period of at least six (6) years from the Closing Date from an insurance carrier(s) with the same or better credit rating as the Company’s current insurance carrier(s) with respect to directors’ and officers’ liability, employment practices liability and fiduciary liability insurance in an amount and scope at least as favorable to all insured thereunder as the Company’s and its Subsidiaries’ existing directors’ and officers’ liability, employment practices liability and fiduciary liability insurance policies with respect to matters existing or occurring at or prior to the Closing; provided that Parent will not be required to pay an aggregate premium for such “tail” insurance in excess of 300% of the last annual premium paid by (or on behalf of) the Company under such existing policies prior to the date of this Agreement and, if the Company is unable to obtain the “tail” insurance required by this clause, it will obtain as much comparable “tail” insurance as possible for an aggregate premium equal to such maximum amount. Following the Closing, Parent shall not, and shall not cause or permit any of its Subsidiaries, including the Company, to cancel, waive, modify or change such insurance policies in any respect, except in the event (and to the extent) Parent or the Company replaces such insurance policies with other insurance policies that otherwise satisfy the requirements of this Section 5.7(c). From and after the Effective Time, the Company shall, and Parent shall cause the Company, as applicable, to timely submit any and all claims that may be covered by the tail insurance. The “tail” insurance obtained pursuant to this Section 5.8(c) shall be the primary source of coverage and recovery for any Covered Person with respect to acts or omissions occurring at or prior to the Closing.

(e)            Notwithstanding anything herein to the contrary, if any Action (whether arising before, at or after the Closing) is made against any Covered Person on or prior to the sixth (6th) anniversary of the Closing Date, the provisions of this Section 5.8 shall continue in effect until the final disposition of such Action.

(f)            The provisions of this Section 5.8 are (i) intended to be for the benefit of, and shall be enforceable by, each Covered Person, and each such Covered Person’s heirs, legatees, personal representatives (e.g., an executor or administrator), and successors, it being expressly agreed that such Persons shall be third party beneficiaries of this Section 5.8, and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. If Parent or, after the Closing Date, the Company or any of their respective successors or assigns shall (A) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (B)  transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that their respective successors and assigns shall assume their respective obligations set forth in this Section 5.8.

Section 5.9.      Merger Sub. Parent will (a) cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and subject to the conditions set forth in this Agreement and (b) ensure that, prior to the Effective Time, Merger Sub shall not conduct any business or make any investments other than entering into, and taking such actions as specifically contemplated by, this Agreement and will not have any assets (other than a de minimis amount of cash paid to Merger Sub for the issuance of its stock to Parent). Whenever this Agreement requires Merger Sub or the Surviving Company to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause Merger Sub or the Surviving Company to take such action.

Section 5.10.    Tax Matters.

(a)            Straddle Period Allocation. For all purposes of apportioning Taxes under this Agreement (including for purposes of determining the Current Income Tax Liability and amount of current non-Income Tax liabilities to be included in Net Working Capital), Taxes shall be computed consistent with the past practices of the Company, unless otherwise required by applicable Law, and to the extent such past practices are supported at a “more-likely-than-not” or higher level of confidence, and the portion of any Tax for a Straddle Period that is allocable to the Pre-Closing Tax Period shall be: (a) in the case of ad valorem Taxes or other Taxes similarly imposed on a periodic basis, deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days of such Straddle Period in the Pre-Closing Tax Period and the denominator of which is the number of calendar days in the entire Straddle Period, and (b) in the case of all other Taxes (including income, capital gains and similar Taxes), determined as though the applicable taxable year terminated at the close of business on the Closing Date; provided that all transactions outside the Ordinary Course of Business taking place after the Closing at the direction of Parent shall be allocated to the period beginning after the Closing Date.

(b)            Tax Year End. Parent shall cause the Company to join Parent’s “consolidated group” (as defined in Treasury Regulations Section 1.1502-1(h)) (the “Parent Consolidated Group”) effective on the day after the Closing Date. Following the Closing, Parent shall not, and shall cause the Company and its Subsidiaries to not, take any action, or permit any action to be taken, that may prevent the taxable year of the Company or its Subsidiaries from ending for U.S. federal and (to the extent applicable) state, or local Income Tax purposes at the end of the day on which the Closing occurs and shall, to the extent permitted by applicable Law, elect with the relevant taxing authority to treat for all Income Tax purposes the Closing Date as the last day of a taxable period of the Company and its Subsidiaries.

(c)            Certain Tax Actions. Unless otherwise required by applicable Law, none of Parent, the Surviving Company or any of their respective Affiliates shall be permitted to (i) make an election under Treasury Regulation Section 1.1502-76(b)(2)(ii)(D) to ratably allocate items (or make any similar election or ratably allocate items under any corresponding provision of state or local Law) or (ii) apply the “next day” rule of Treasury Regulations Section 1.1502-76(b)(1)(ii)(B) with respect to any of the Transaction Tax Deductions.

(d)            Payments for Tax Benefits.

(i)             To the extent that Parent, its Affiliates or the Surviving Company realizes any Tax Benefit pursuant to the principles of this Section 5.10(d) with respect to any of the first two (2) Taxable Years of the Parent Consolidated Group that end after the Closing Date (the “Tax Benefit Payment Period”) as a result of (x) any Transaction Tax Deduction deductible in a taxable period (or portion thereof) beginning after the Closing Date, or (y) any net operating loss carryforward from a Pre-Closing Tax Period resulting, directly or indirectly, from any Transaction Tax Deduction, Parent shall within ten (10) days of realizing such Tax Benefit (if in the form of a Tax refund) or filing the Tax Return claiming such Tax Benefit (if and to the extent it is in the form of a Tax credit, offset or reduction in cash Taxes paid), pay to the Shareholder Representative the amount of such Tax Benefit (net of (A) any reasonable third-party expenses incurred in obtaining such Tax Benefit, and (B) any Pre-Closing Taxes) by wire transfer of immediately available funds in accordance with instructions specified by the Shareholder Representative, provided, that Parent and its Affiliates shall submit any claims for losses in respect of Pre-Closing Taxes for coverage under the R&W Insurance Policy and use commercially reasonable efforts to recover such losses under the R&W Insurance Policy.

(ii)            A Tax Benefit will be deemed to be realized by the Parent Consolidated Group in a Taxable year during the Tax Benefit Payment Period if, and to the extent that, the Parent Consolidated Group’s liability for Income Taxes for such Taxable year, calculated by excluding the relevant items in clauses (x) and (y) of Section 5.10(d)(i), exceeds the Parent Consolidated Group’s actual liability for Income Taxes for such Taxable year, calculated by taking into account such items, and assuming, in each case, that Parent, the Surviving Company and their Affiliates, as applicable, recognize all other items of income, gain, loss, deduction or credit and use all net operating loss carryforwards (other than any that may be created or increased as a result of the Transaction Tax Deductions), whether now existing or hereafter available, before realizing or utilizing any Transaction Tax Deductions or realizing any Tax Benefit as a result of or attributable to any Transaction Tax Deductions.

(e)            Until all of the consolidated income Tax Returns for each of the Taxable years during the Tax Benefit Payment Period of the Parent Consolidated Group have been filed with the applicable Governmental Authority, Parent shall deliver to the Shareholder Representative, upon the Shareholder Representative’s reasonable request, a certificate executed by an officer of Parent setting forth a reasonably detailed calculation of the Tax Benefit (including if it is zero dollars) that it realized with respect to any Transaction Tax Deductions in the most recent taxable year and the amount of Transaction Tax Deductions that have not yet been utilized and any other information reasonably requested by the Shareholder Representative to determine the utilization (or lack thereof) of any remaining Transaction Tax Deductions (each, a “Tax Benefit Certificate”). Parent will use commercially reasonable efforts to make available to the Shareholder Representative all documents that the Shareholder Representative reasonably requests as part of its review of the Tax Benefit Certificate. For the avoidance of doubt, any reasonable out-of-pocket expenses incurred by Parent or its Affiliates pursuant to this Section 5.10(e) shall be borne by the Shareholder Representative on behalf of the Former Holders.

(f)             Notwithstanding anything to the contrary contained in this Agreement, none of Parent, the Surviving Company or any of their Affiliates shall be required to disclose any Tax Returns to the Shareholder Representative; provided, that Parent shall disclose excerpts of any Tax Returns with respect to the Tax Benefit Payment Period and reasonable supporting documentation in connection therewith to KPMG (or any other nationally recognized independent public accounting firm), as a Representative of the Shareholder Representative, in each case, to the extent necessary to verify compliance with this Section 5.10. Unless otherwise required by applicable Law, any payment made pursuant to this Section 5.10 shall be treated by all parties as an adjustment to the purchase price for all federal, state, local and foreign Tax purposes, and the parties shall file their Tax Returns accordingly.

Section 5.11.    R&W Insurance Policy. Each of Parent and Merger Sub acknowledges and agrees that the buy-side representations and warranties insurance policy obtained in connection with this Agreement and the transactions contemplated hereunder (the “R&W Insurance Policy”), shall be obtained by Parent (or an Affiliate thereof) and bound on and as of the date hereof. Each of Parent and Merger Sub acknowledges and agrees that on or prior to the date of this Agreement, Parent has delivered to the Company a copy of the R&W Insurance Policy. Each of Parent and Merger Sub acknowledges and agrees that the R&W Insurance Policy provides that the insurer may not seek to or enforce any subrogation rights it might have against any Former Holder, any of their direct or indirect owners, any Affiliate of any of the foregoing, or any former, current or future direct or indirect equityholders, Affiliates, directors, officers, employees, agents, incorporators, representatives, members, managers, general or limited partners or assignees of any of the foregoing (each, a “Company Related Party”) as a result of any alleged breach of any representation or warranty or otherwise (except for claims for Fraud) (the “R&W Subrogation Provision”). Parent agrees that it (or an Affiliate thereof) shall pay the premium and all broker fees, costs and expenses due and payable under the terms of the R&W Insurance Policy. For the avoidance of doubt, each party to this Agreement acknowledges and agrees that the obtaining of an R&W Insurance Policy is not a condition to the Closing, and that each party to this Agreement shall remain obligated, subject only to the satisfaction or waiver of the applicable conditions set forth in Article VI, to consummate the Merger and the transactions contemplated by this Agreement. Parent shall not permit the R&W Insurance Policy’s R&W Subrogation Provision to be amended or modified, or any term therein waived, in a manner that would be materially adverse to any of the Company Related Parties without the Shareholder Representative’s express prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). Prior to the Closing, the Company shall, and shall cause its Subsidiaries and Representatives to, reasonably assist Parent, Merger Sub and their Affiliates and Representatives in the binding and issuance of the R&W Insurance Policy, including by providing any reasonably requested information and documents to reasonably assist in removing or narrowing any transaction-specific exclusions or limitations under such R&W Insurance Policy.

Section 5.12.    WARN Act. For a period of ninety (90) days following the Closing, Parent shall cause the Surviving Company and its Subsidiaries to comply with the WARN Act and shall not implement, or permit the Surviving Company or any of its Subsidiaries to implement, any plant closings, mass layoffs, employee layoffs, or similar events that, individually or in the aggregate, would give rise to any obligations or liabilities on the part of any Former Holder, the Shareholder Representative, or any of their respective Affiliates or Non-Recourse Parties under the WARN Act. For a period of ninety (90) days following the Closing, Parent shall cause the Surviving Company and each of its Subsidiaries to provide any required notice under the WARN Act and to otherwise comply with the WARN Act.

Section 5.13.    Section 280G Approval. No later than five (5) Business Days prior to the Closing, the Company shall (a) use its reasonable best efforts to secure from each “disqualified individual” (within the meaning of Section 280G of the Code) who has a right to any payments or benefits that are “contingent” (within the meaning of Section 280G of the Code) on the transactions contemplated by this Agreement and that would be deemed to constitute “parachute payments” (within the meaning of Section 280G of the Code), subject to the approval described in clause (b), a written agreement irrevocably waiving such Person’s rights to the portion of all such parachute payments that in the aggregate exceed $1.00 less than 3.0 times such Person’s “base amount” (within the meaning of Section 280G of the Code) (the “Waived 280G Benefits”) and (b) to the extent such waivers are obtained, solicit the approval of the holders of Company Common Stock, to the extent and in the manner required under Section 280G(b)(5)(B) of the Code and the regulations promulgated thereunder, of any such Waived 280G Benefits. The Company shall provide Parent and its counsel with drafts of the form of waiver agreement and the disclosure statement contemplated by this Section 5.13 (as well as the Section 280G calculations relating to such documentation) at least five (5) Business Days prior to delivery to each “disqualified individual” and the Company’s eligible members of such waiver agreement and disclosure statement, respectively, and the Company shall consider in good faith any changes to such documents and calculations reasonably requested by Parent or its counsel. No later than three (3) Business Days prior to the Closing, the Company shall deliver to Parent evidence reasonably satisfactory to Parent that a vote of the Company’s eligible stockholders was solicited in accordance with the foregoing provisions of this Section 5.13 and that either (i) the requisite vote was obtained with respect to the Waived 280G Benefits (the “280G Approval”) or (ii) the 280G Approval was not obtained and, as a consequence, the Waived 280G Benefits have not been and shall not be made or provided, and any previously paid or provided Waived 280G Benefits shall be returned or recovered. No later than ten (10) Business Days prior to Closing, Parent shall inform the Company of any arrangements that Parent or any of its Affiliates intend to enter into with any “disqualified individual” in connection with the transactions contemplated by this Agreement, and if Parent or any of its applicable Affiliates fail to timely provide any such arrangements (or a description thereof) to the Company, the failure by the Company to take any such potential arrangements into account shall not constitute a breach of its obligations under this Section 5.13. Nothing contained in this Section 5.13 shall be deemed to require any specific outcome of the vote described in this Section 5.13.

Section 5.14.    Notice to Stockholders.

(a)            The Company shall take all action necessary in accordance with Delaware Law and the Company’s Organizational Documents (including the Securityholders Agreement) to seek and obtain the Written Consent within twenty-four (24) hours of the execution and delivery of this Agreement. Promptly following the Company’s receipt of the Written Consent, the Company shall provide a copy thereof to Parent. Parent shall promptly acknowledge receipt thereof.

(b)            In accordance with Section 228 of the Delaware Law, following the Company’s receipt of the Written Consent, the Company shall deliver notice to any holders of Company Common Stock who did not execute the Written Consent of the adoption of this Agreement and the approval of the Merger (either themselves or pursuant to the Power of Attorney granted pursuant to the Securityholders Agreement). Such notice shall include a copy of this Agreement and either a copy of Section 262 of the Delaware Law or a hyperlink to a publicly available electronic resource at which Section 262 of the Delaware Law may be accessed without subscription or cost. The Company shall give Parent at least three (3) Business Days to review and comment on such notice, and the Company shall in good faith reflect in such notice all reasonable comments proposed by Parent and its counsel. The notice shall comply with applicable Law, including the applicable information requirements of Rule 502 of Regulation D. Parent shall provide such information as the Company may reasonably request for inclusion in such notice.

Section 5.15.    Payoff Letters. The Company shall deliver to Parent (i) at least five (5) Business Days prior to the Closing Date, drafts of, and (ii) at least two (2) Business Days prior to the Closing Date, final copies of customary payoff letters, release and termination documentation (including any termination statements on Form UCC-3, mortgage releases, account control agreement terminations, intellectual property security agreement releases or other applicable release) in form and substance reasonably agreed by Parent (and, in the case of clause (ii), executed by the lenders (or an agent or other representative authorized to act on their behalf)) in connection with the repayment of the Closing Debt to be Discharged, evidencing (x) the amount required to repay in full all principal, accrued and unpaid interest, fees, penalties, premiums, breakage costs and all other amounts, as applicable, required to be paid under the terms of such Closing Debt to be Discharged in order to repay in full all Indebtedness thereunder on the Closing Date (collectively, the “Payoff Amount”) and (y) upon the repayment in full of the Payoff Amount on the Closing Date, (i) the termination of all commitments to extend credit under such Closing Debt to be Discharged, (ii) the termination or release, as of the Closing Date, of any and all payment obligations guarantees and Liens entered into or granted to guarantee or secure, as applicable, such Closing Debt to be Discharged (other than any provisions thereof that by the express terms of such Closing Debt to be Discharged shall survive such termination), (iii) termination of all related loan documents and agreements (other than any provision thereof by the express terms of which shall survive such termination) and (iv) the authorization for the Company (or its designees) to file UCC financing statements, mortgage releases, intellectual property security agreement releases and other applicable security interest terminations to effect the release of such Liens securing such Closing Debt to be Discharged and providing for the return of all possessory collateral in the applicable secured party’s possession (the “Payoff Letters”). If and to the extent there are any letters of credit issued and outstanding under any Credit Agreement that provides credit support for any obligations of the Company or any of its Subsidiaries, at or prior to the Closing, Parent shall enter into new letters of credit to replace or backstop any such letters of credit outstanding under the Credit Agreements or post cash collateral in respect of any such letters of credit, in each case, to the extent required by the Payoff Letters.

Section 5.16.    Termination of Agreements. If requested by Parent in writing at least ten (10) Business Days prior to the Closing Date, effective at or prior to the Closing, without any cost to or continuing obligation or any other Liability of the Company or any of its Subsidiaries, the Company shall cause all contracts between or among the Company and any Related Party, other than any employment agreements or similar arrangements, Company Plans, Company Options, any Organizational Documents, or contracts set forth on Section 5.16 of the Disclosure Letter, to be terminated. The Company shall be responsible for making any payments required in connection with any such termination and shall reflect such payment or other consideration incurred by the Company as of the Closing Date or anticipated to be incurred or payable after the Closing in the Estimated Merger Consideration Statement as a Transaction Expense if unpaid as of Closing. The Company shall provide Parent with drafts of all Contracts effecting such termination at least five (5) Business Days prior to the Closing Date and shall consider in good faith Parent’s reasonable comments with respect thereto.

Section 5.17.    Financing.

(a)            From the date of this Agreement until the Effective Time or earlier termination of this Agreement in accordance with its terms, the Company shall use its reasonable best efforts, and shall cause its Subsidiaries and the Representatives of the Company and its Subsidiaries to use their respective reasonable best efforts, at Parent’s sole cost and expense, to cooperate with Parent to provide Parent with such customary assistance as may be reasonably requested by Parent in connection with Parent’s efforts to obtain Financing, including using reasonable best efforts to:

(i)              provide customary assistance to Parent and any of Parent’s financing sources in connection with the preparation of any offering memorandum, prospectus, bank books, ratings agency materials or presentations, lender presentations and similar documents used in connection with the marketing or syndication of any portion of the Financing;

(ii)             provide Parent with the Required Financial Information in accordance with Section 5.22 and other information regarding the Company and its Subsidiaries (including any projections of the Company and its Subsidiaries that have been prepared in the Ordinary Course of Business) as is reasonably requested by Parent as necessary for Parent to consummate any Financing;

(iii)            request and use reasonable best efforts to facilitate (including by providing customary representation letters) its independent auditors to (A) provide customary accountant’s comfort letters (including “negative assurance” comfort and change period comfort) with respect to financial information regarding the Company and its Subsidiaries contained in materials relating to the Financing, together with drafts of such comfort letters that such independent auditors are prepared to deliver upon the “pricing” of any equity or high-yield bonds being issued in connection with any Financing, and consents from the Company’s independent auditors with respect to financial information regarding the Company and its Subsidiaries, in each case, as reasonably requested by Parent and necessary or customary for financings similar to the Financing, and (B) attend a reasonable and customary number of accounting due diligence sessions and drafting sessions, which sessions shall be telephonic or held by videoconference and held at reasonable and mutually agreed times, and respond to reasonable and customary diligence inquires;

(iv)            cause the Company’s senior management to participate in a reasonable number of lender presentations, due diligence sessions, “road show meetings,” sessions with ratings agencies and telephone conferences with prospective Financing sources, in each case, upon reasonable advance notice, during normal business hours, and at mutually agreed times;

(v)            assist with Parent’s preparation of pro forma financial statements, by furnishing Parent with historical financial information and other data with respect to the Company and its Subsidiaries to the extent reasonably available to the Company and respond to reasonable and customary diligence inquires as may be necessary in order for Parent to prepare pro forma financial statements (it being agreed that Parent, and not the Company or its Subsidiaries or their respective Representatives, shall be responsible for the preparation of the pro forma financial statements and any other pro forma information);

(vi)            provide, at least three (3) Business Days prior to Closing, all documentation and other information about the Company as is reasonably requested by Parent which Parent’s Financing sources reasonably determine is required with respect to applicable “know your customer” and anti-money laundering rules and regulations (including the USA PATRIOT Act), to the extent requested in writing at least eight (8) Business Days prior to the Closing;

(vii)           (A) execute and deliver as of the Closing (but not prior to the Closing) definitive financing documents, including any pledge and security documents, credit or loan agreements, indentures or supplemental indentures, guarantees, certificates or documents, in each case, as reasonably required in connection with the Financing, (B) assist with the preparation of applicable schedules and other disclosures and information regarding the Company and its Subsidiaries necessary in connection therewith and (C) otherwise reasonably cooperate to facilitate the pledging of, and the granting of security interests in, collateral owned by the Company and its Subsidiaries in connection with the Financing; provided that, in each case of this clause (v), such agreements or documents will not take effect until the Closing and no obligation of the Company or any Subsidiary or any of their Representatives under any such document or agreement shall be effective until the Closing; and

(viii)          provide customary authorization and representation letters authorizing the distribution of information relating to the Company and its Subsidiaries to prospective lenders and investors.

(b)            Notwithstanding anything to the contrary set forth in this Section 5.17, none of the Company or any of its Subsidiaries shall be required to: (i) waive or amend any terms of this Agreement, cause any condition to the Closing set forth in Article VI not to be satisfied or cause any breach of any of the representations and warranties or covenants of this Agreement; (ii) pay or agree to pay any commitment or other fee or reimburse any expenses prior to the Closing; (iii) incur any liability or give any indemnity in connection with the Financing that would be effective prior to the Closing; (iv) take any action that would require any director, officer or employee of the Company to execute any document, agreement, certificate or instrument that would be effective prior to the Closing (other than representation letters and authorization letters referred to above) (and none of the directors of the Company, acting in such capacity, shall be required to adopt any resolutions to approve the Financing or enter into any definitive agreement with respect to the Debt Financing effective prior to the Closing other than representation letters and authorization letters referred to above); (v) take any action that would be reasonably likely to unreasonably interfere with the ongoing business or operation of the Company or any of its Subsidiaries; (vi) take any action that would cause any director, officer or employee of the Company to incur any actual or potential personal liability; (vii) take any action that would conflict with or violate the Company’s or any of its Subsidiaries’ Organizational Documents or any applicable Law or result in breach of, or a default under, any Material Contract of the Company or any of its Subsidiaries; (viii) deliver or obtain opinions of internal or external counsel; (ix) provide access to or disclose information that the Company reasonably determines would be detrimental to the operation of the business, waive any attorney-client, work product or similar privilege of the Company or any of its Subsidiaries or which is restricted or prohibited under applicable Law; or (x) (1) prepare any pro forma financial statements or information, or (2) provide information regarding any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments desired to be incorporated into any information used in connection with the Financing.

(c)            Parent shall: (i) promptly, upon request by the Company, reimburse the Company and its Affiliates for all costs and expenses (including attorneys’ fees and accountants’ fees) incurred by the Company and any of its Affiliates in connection with its compliance with Section 5.17(a); and (ii) indemnify and hold harmless the Company, its Affiliates, and their respective Representatives from and against all claims, losses, damages, injuries, liabilities, judgments, awards, penalties, fines, costs (including cost of investigation) and reasonable and documented expenses (including attorneys’ fees and accountants’ fees) (collectively, “Losses”) suffered or incurred by any of them in connection with this Section 5.17, except to the extent that such Losses arise from the Company’s, its Affiliates’ or their respective Representatives’ fraud, gross negligence or willful misconduct or any information supplied by such Persons pursuant to this Section 5.17 not being true or accurate.

(d)            Notwithstanding anything to the contrary herein, (x) Parent acknowledges and agrees that obtaining the Financing is not a condition to the Closing and even if the Financing is not obtained, Parent will continue to be obligated to consummate the transactions contemplated hereby and (y) the Company shall not be deemed to be in breach of the covenants set forth in this Section 5.17 so long as it has acted in good faith to comply and has not committed any Willful Breach of this Section 5.17.

Section 5.18.    Certain Resignations. If Parent notifies the Company in writing at least ten (10) Business Days prior to the Closing that it requests that any directors, managers or officers of the Company’s Subsidiaries resign from their respective positions as such, effective as of the Closing, the Company shall use its reasonable best efforts to deliver or cause to be delivered to Parent at or prior to the Closing such resignations, which resignations shall be effective as of the Effective Time.

Section 5.19.    Transaction Litigation. The Company shall promptly notify Parent of any stockholder demands, litigations, arbitrations or similar Action (including any derivative claim) against the Company or its directors, officers or employees relating to the this Agreement or any transaction contemplated by this Agreement (collectively, the “Transaction Litigation”), including by providing copies of all pleadings with respect thereto, and keep Parent fully informed on a prompt basis regarding any Transaction Litigation and all material developments relating thereto. The Company shall give Parent the opportunity to participate in the defense or settlement of any Transaction Litigation and consult with Parent in connection with material strategic decisions relating to the defense or settlement of any such Action. Without limitation to Section 5.2(i), the Company agrees that it shall not settle or offer to settle any Transaction Litigation without the prior written consent of Parent, not to be unreasonably withheld conditioned or delayed.

Section 5.20.    Title Insurance. The Company and its Subsidiaries shall reasonably cooperate with Parent, at Parent’s cost and expense, and its title insurer in connection with the issuance of such title insurance as Parent may reasonably request in connection with any Owned Real Property and/or Leased Real Property, including executing and delivering, effective no earlier than the Closing, such owner’s title affidavits, gap indemnities and other documentation as may be reasonably required by such title insurer in accordance with its customary practice.

Section 5.21.    Equity Consideration Matters.

(a)            From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with the terms and conditions of Section 7.1, except as (x) otherwise expressly provided herein, (y) consented to in writing by the Company (which consent shall not be unreasonably withheld, conditioned or delayed), or (z) required by applicable Law, Parent will and will cause each of its Subsidiaries to:

(i)             not amend, modify, restate, replace, terminate, or waive any provision of Parent’s Organizational Documents in a manner that would materially affect the Former Holders (as holders of Parent Common Stock following the Effective Time) adversely relative to other holders of Parent Common Stock;

(ii)            not take any action or activity that would require the transactions contemplated hereby to be subject to the vote or approval of the stockholders of Parent under the rules of the applicable securities exchange on which Parent Common Stock is listed, the Organizational Documents of Parent or applicable Law; or

(iii)            not agree or commit to do any of the foregoing clauses of this Section 5.21(a);

(b)            As soon as practicable after the Closing, Parent shall use reasonable best efforts to prepare and file with the SEC a prospectus supplement pursuant to Rule 424(b) that constitutes part of Parent’s effective shelf registration statement on Form S-3ASR (File No. 333-281084) (such registration statement, or the registration statement described in the next succeeding sentence, as applicable, the “Resale Registration Statement”) covering the resale of all of the Registrable Securities. To the extent Parent does not have an effective shelf registration statement on Form S-3ASR, Parent shall use reasonable best efforts to file with the SEC an initial Registration Statement on Form S-1 (or if Parent is then-eligible to use Form S-3, Parent may elect to file the initial Registration Statement on Form S-3) covering the resale of all of the Registrable Securities. Parent shall use its reasonable best efforts to (x) if applicable, have the Resale Registration Statement declared effective by the SEC as soon as practicable, but in no event later than the applicable Effectiveness Deadline for such Resale Registration Statement, and (y) keep each such Resale Registration Statement continuously effective under the Securities Act (in the case of a Resale Registration Statement on Form S-3, for a period of three (3) years from the filing date of such registration statement) in order to permit the prospectus forming a part thereof to be usable by the Former Holders for the sale of Registrable Securities. The Resale Registration Statement (or any prospectus or prospectus supplement forming a part of such Resale Registration Statement), as initially filed, shall include the Registrable Securities of the Former Holders and any permitted transferee thereof and naming the Former Holders or any permitted transferees as selling securityholders (subject to receipt of information reasonably requested by Parent necessary to complete such prospectus supplement).

(c)            Parent shall promptly notify the Shareholder Representative upon the occurrence of any material event if it would materially violate applicable Law for the Resale Registration Statement to either become effective or remain effective for as long as such Resale Registration Statement otherwise would be required to remain effective unless Parent made public disclosure of such event (a “Disclosure Event”). Notwithstanding Section 5.21(b), if Parent furnishes to the Shareholder Representative a certificate signed by an authorized officer of Parent stating that in the good faith judgment of Parent public disclosure of the Disclosure Event would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving Parent; (ii) require premature disclosure of material information that Parent has a bona fide business purpose for preserving as confidential; or (iii) render Parent unable to comply with requirements under the Securities Act or Exchange Act, then Parent shall have the right to defer taking action with respect to such filing or to otherwise suspend the use of the Resale Registration Statement, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly; provided that there shall be no deferral or suspension on more than three (3) occasions or for more than ninety (90) consecutive calendar days, or more than one hundred eighty (180) total calendar days, in each case, during any twelve (12) month period. For the avoidance of doubt, Parent shall not be required to provide any information regarding such Disclosure Event other than its existence to initiate such deferral or suspension.

(d)            Parent shall notify the Shareholders Representative promptly upon discovery that, or upon the discovery of the happening of any event as a result of which, the Resale Registration Statement or any supplement to any prospectus forming a part of the Resale Registration Statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading in the light of the circumstances under which they were made, and, as promptly as practicable, use commercially reasonable efforts to supplement or amend such prospectus so that such prospectus will not contain an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein not misleading in the light of the circumstances under which they were made. After the Resale Registration Statement becomes effective, Parent shall notify the Shareholders Representative of any request by the SEC that Parent amend or supplement such Resale Registration Statement or prospectus, and Parent shall use commercially reasonable efforts to prepare and file with the SEC such amendments and supplements to the Resale Registration Statement and the prospectus used in connection therewith as may be reasonably necessary to keep the Resale Registration Statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by the Resale Registration Statement.

(e)            All of the expenses incurred in connection with any registration of Registrable Securities pursuant to this Agreement, including all SEC fees, blue sky registration and filing fees, listing notices and filing fees, printing fees and expenses, transfer agents’ and registrars’ fees and expenses and all fees and expenses of Parent’s outside counsel and independent accountants of Parent shall be paid by Parent. Parent shall not be responsible for any selling expenses of any Former Holder in connection with the Resale Registration Statement.

(f)             Parent shall use reasonable best efforts to cause the Parent Common Stock issued pursuant to this Agreement to be approved for listing (subject, if applicable, to notice of issuance) for trading on the New York Stock Exchange at or prior to the Closing.

(g)            All shares of Parent Common Stock to be issued under this Agreement shall be newly issued shares or shares held in treasury by Parent, shall have been duly authorized and validly issued and shall be fully paid and nonassessable, issued in compliance with all applicable securities registration Laws, and not be subject to any preemptive rights, rights of first refusal or similar rights, other than pursuant to this Agreement, and shall be free of any Liens, except for such transfer restrictions of general applicability as provided under the Securities Act or other applicable securities Laws.

(h)            The parties acknowledge and agree that the Parent Common Stock to be issued pursuant to this Agreement will not initially be registered under the Securities Act or the securities laws of any other jurisdiction, and the offer and sale of such Parent Common Stock is being made in reliance on one or more exemptions for private offerings under Section 4(a)(2) of the Securities Act and other applicable securities Laws. The parties further acknowledge and agree that such Parent Common Stock constitutes “restricted securities” as such term is defined in Rule 144 under the Securities Act. The parties acknowledge and agree that this Agreement and the Letter of Transmittal set forth additional transfer restrictions with respect to such Parent Common Stock. For purposes of Rule 144(d), the parties intend for the holding period of all of such Parent Common Stock, to the extent permitted by applicable Law (including applicable interpretations by the SEC), to commence on the Closing Date.

(i)             The parties agree that the book-entry notation representing the Parent Common Stock to be issued pursuant to this Agreement shall contain legends substantially in the form of the following, as well as any additional legends that may be required by applicable Law:

The securities have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) or the securities laws of any state or other jurisdiction. The securities may not be offered, sold, pledged or otherwise transferred except (1) pursuant to an exemption from registration under the Securities Act or (2) pursuant to an effective registration statement under the Securities Act, in each case, in accordance with all applicable state securities laws and the securities laws of other jurisdictions.

THE SECURITIES ARE SUBJECT A REPURCHASE RIGHT OF THE ISSUER AND CERTAIN TRANSFER RESTRICTIONS PURSUANT TO THAT CERTAIN AGREEMENT AND PLAN OF MERGER, DATED AS OF FEBRUARY 10, 2026, AMONG KODIAK BUILDING PARTNERS INC., QXO, INC., JUNO MERGER SUB, INC. AND CSC SHAREHOLDER SERVICES LLC.

Upon the written request of a holder of Consideration Shares, Parent shall facilitate the removal of the first such legend with respect to any Consideration Shares in connection with a sale under the Resale Registration Statement or when such Consideration Shares are eligible for resale under Rule 144 under the Securities Act, subject to receipt from such holder by Parent and its transfer agent of customary representations and/or other documentation reasonably requested by Parent and its transfer agent in connection therewith.

Parent shall facilitate the removal of the second such legend with respect to any Consideration Shares in connection with a Third-Party Sale.

(j)            The Former Holders acknowledge and agree that in no event shall any Former Holder, together with such Former Holder’s Affiliates, be permitted to sell or otherwise transfer (other than sale or other transfer to an Affiliate), on any given day, shares of Parent Common Stock issued pursuant to this Agreement (the “Consideration Shares”) in excess of ten percent (10%) of the average daily trading volume of Parent Common Stock measured over the thirty (30) trading days immediately preceding the date of such sale or transfer, as reported by Bloomberg.

(k)            Parent Repurchase Right.

(i)              Parent shall have the right, but not the obligation (the “Repurchase Right”), to repurchase (a “Repurchase”) at any time, or from time to time, all or a portion of the Consideration Shares for the Repurchase Price, in accordance with and subject to the other provisions of this Section 5.21.

(ii)             Parent may exercise the Repurchase Right with respect to any Former Holder’s Consideration Shares by delivering written notice (a “Repurchase Notice”) to the applicable holder via e-mail to the applicable holder’s e-mail address on the books of Parent’s transfer agent at any time prior to such holder providing a notice to Parent’s transfer agent of such holder’s intent to enter into a Third-Party Sale (a “Sale Notice”), specifying the number of Consideration Shares to be repurchased (the “Repurchased Shares”) and the repurchase date, which date shall not be more than five (5) Business Days following the date of the Repurchase Notice (the “Repurchase Date”).

(iii)            Upon delivery of a Repurchase Notice with respect to any Repurchased Shares prior to the delivery of Sale Notice with respect to such Repurchased Shares, (A) the holder shall not be permitted to transfer the holder’s Repurchased Shares and (B) the holder’s rights as a holder of such shares will cease as of the Repurchase Date, other than the right to receive the Repurchase Price and other than as set forth in the immediately succeeding sentence. If the record date for any dividend or distribution on the Repurchased Shares occurs after a Repurchase Notice is delivered for such shares and before the applicable Repurchase Date, then, for any dividend or distribution with a record date prior to the Repurchase Date, the holder of such Repurchased Shares immediately prior to the Repurchase Date will be entitled to receive such dividend or distribution with respect to such Repurchased Shares being repurchased.

(iv)            On a Repurchase Date, (A) each holder of Repurchased Shares subject to the Repurchase Notice shall deliver the Repurchased Shares subject to such Repurchase Notice to the Company, together with any instrument of assignment or other documentation reasonably required by Parent’s transfer agent to effect the transfer of such Repurchased Shares (including the stock power attached to the Letter of Transmittal) and (B) subject to receipt of such instrument of transfer, Parent shall pay, or shall cause to be paid (including through a paying agent) to each holder of Repurchased Shares the Repurchase Price for each Repurchased Share in cash by wire transfer of immediately available funds to an account designated by such holder in writing at least two (2) Business Days prior to such date; provided, however, that in the event a Former Holder fails to deliver wire instructions in writing to Parent, Parent may, at its election, pay, or may cause the paying agent to pay, such amount by delivering a check by first class mail to the address of such Former Holder in the records of Parent’s transfer agent for the Parent Common Stock. Upon such payment, the Repurchased Shares shall be automatically retired and canceled.

(v)             Parent (or the paying agent, if applicable) will be entitled to deduct and withhold from any amounts payable in respect of a repurchase such amounts as Parent (or the paying agent, as applicable) is required to deduct and withhold under applicable Tax law. Any amounts so deducted or withheld and paid over to the applicable Governmental Authority shall be treated for all purposes as having been paid to the Person in respect of which such deduction or withholding was made.

(vi)            All Consideration Shares shall remain in book-entry form on the books and records of Parent’s transfer agent until such shares have been transferred in a Third-Party Sale. Upon the consummation of a Third-Party Sale with respect to any Consideration Shares, such Consideration Shares shall cease to be Consideration Shares and subject to this Section 5.21 and thereafter shall not become subject to this Section 5.21 as a result of any subsequent transfer (except, in each case, with respect to any remaining transfer restrictions required by Law for a Third-Party Sale that is not registered under the Securities Act or exempt under Rule 144 under the Securities Act).

Section 5.22.    Financial Statements.

(a)            The Company and its Subsidiaries shall use reasonable best efforts to:

(i)              as promptly as reasonably practicable, and in any event by February 23, 2026, prepare and deliver to Parent the 2025 Company Audit and as promptly as reasonably practicable following the written request of Parent, such other Required Financial Information for the fiscal year ending December 31, 2025;

(ii)             as promptly as reasonably practicable, prepare and deliver to Parent the Required Financial Information that is Compliant as of the end of and for the year-to-date period ending on the last day of any fiscal quarter ending after December 31, 2025 (other than for any fiscal quarter ending on December 31) with comparative financial information for the equivalent period of the prior year, not later than 40 days after the end of such quarter; and

(iii)            periodically update any Required Financial Information provided to Parent as may be necessary so that such Required Financial Information (i) is Compliant and (ii) meets the applicable requirements set forth in the definition of “Required Financial Information.”

Section 5.23.    Retention Bonus Payments.

(a)            Promptly following each Retention Bonus Release Date, and in any event on the next regular payroll run following such Retention Bonus Release Date, Parent shall (or shall cause its applicable Subsidiary to) pay to each Retention Bonus Recipient the applicable Retention Bonus Payment to the extent required under such corresponding Retention Bonus Agreement and notify the Shareholder Representative of the amount of the applicable Retention Bonus Payment paid (or not required to be paid).

(b)            Within the later of five (5) Business Days following Parent’s delivery of written notice to the Shareholder Representative in accordance with Section 5.23(a) that the applicable Retention Bonus Payments have been made and setting forth the aggregate amount of such Retention Bonus Payment (or were not required to be made), Parent and the Shareholder Representative shall deliver joint written instructions to the Escrow Agent instructing it to:

(i)              disburse by wire transfer of immediately available funds to Parent (or its designee) from the CCA Retention Bonus Escrow Account or the New River Retention Bonus Escrow Account, as applicable, an amount equal to the aggregate amount of Retention Bonus Payments made set forth in the written notice contemplated by this Section 5.23(b); and

(ii)             following the disbursement pursuant to clause (i), disburse by wire transfer of immediately available funds to the Paying Agent or the Surviving Company (or one of its Subsidiaries), as the case may be, for further distribution to the Former Holders in accordance with Section 2.7(e):

(1)            with respect to the CCA Retention Bonus Payments, an amount equal to (A) the Aggregate Retention Bonus Payment Amount for such Retention Bonus Release Date minus (without duplication) (B) the amount disbursed to Parent with respect to such Retention Bonus Release Date pursuant to the preceding clause (i); provided that following the last Retention Bonus Release Date, such amount shall equal the then remaining funds in the CCA Retention Bonus Escrow Account, for the avoidance of doubt, following the disbursement contemplated by the foregoing clause (i); and

(2)            with respect to the New River Retention Bonus Payments, an amount equal to the then remaining funds in the New River Retention Bonus Escrow Account.

Section 5.24.    Severance Escrow Release. In the event any severance becomes payable to any employee of the Company or any of its Subsidiaries as a result of such employee’s resignation for “Good Reason” (as defined in such employee’s Specified Employment Agreement) pursuant to a Specified Employment Agreement between the Closing Date and the date that is ninety (90) days following the Closing Date (the “Severance Escrow Release Date”), Parent shall promptly deliver written notice to the Shareholder Representative thereof, which notice shall include the amounts and recipients of such severance and reasonable supporting documentation relating thereto. Promptly following the Severance Escrow Release Date, and in any event within five (5) Business Days thereafter, Parent and the Shareholder Representative shall deliver joint written instructions to the Escrow Agent instructing it to disburse by wire transfer of immediately available funds to (a) Parent (or its designee) from the Severance Escrow Account, an amount equal to fifty percent (50%) of the aggregate amount of severance payments made to employees of the Company or any of its Subsidiaries as a result of such employee’s resignation for “Good Reason” (as defined in such employee’s Specified Employment Agreement) on or prior to the Severance Escrow Release Date, and (b) following the disbursement pursuant to clause (a), the Paying Agent or the Surviving Company (or one of its Subsidiaries), as the case may be, for further distribution to the Former Holders in accordance with Section 2.7(e).

Article VI

CONDITIONS TO CLOSING

Section 6.1.      Mutual Conditions. The respective obligations of each party to consummate the transactions contemplated by this Agreement, including the Merger, shall be subject to the fulfillment at the Effective Time of each of the following conditions, any and all of which may be waived, in whole or in part, by each of Parent and the Company to the extent permitted by applicable Law:

(a)            No Injunction. At the Effective Time there shall be no effective injunction, writ or preliminary restraining order or any Order of any nature issued by a court or Governmental Authority of competent jurisdiction to the effect that the Merger may not be consummated as herein provided.

(b)            Waiting Period. The waiting period (including any extension thereof and any timing agreement entered into by the Company and Parent with a Governmental Authority to delay or not to consummate the transactions entered into in connection therewith) under the HSR Act shall have expired or shall have been terminated.

Section 6.2.      Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the transactions contemplated by this Agreement, including the Merger, shall be subject to the fulfillment at the Effective Time of each of the following conditions, any and all of which may be waived, in whole or in part, by each of Parent and Merger Sub to the extent permitted by applicable Law:

(a)            Representations and Warranties; Covenants. (i) (x) The Company Fundamental Representations shall be true and correct in all respects as of the date hereof and as of the Closing Date (or as of the specific date referred to therein for any such representation or warranty made as of a specific earlier date), except for de minimis failures to be true and correct, (y) the representation and warranty set forth in clause (b) of Section 3.7 shall be true and correct in all respects as of the date hereof and as of the Closing Date, and (z) all other representations and warranties of the Company contained in Article III shall be true and correct in all respects (without giving effect to any “materiality” or “Material Adverse Effect” qualifications contained therein) as of the date hereof and as of the Closing Date (or as of the specific date referred to therein for any such representation or warranty made as of a specific earlier date), except in the case of the foregoing clause (z), for breaches or inaccuracies of representations or warranties that, individually or in the aggregate, have not had and would not reasonably be expected to result in, a Material Adverse Effect, and (ii) the Company shall have duly performed or complied with, in all material respects, all of the covenants, obligations and conditions to be performed or complied with by it under the terms of this Agreement prior to or at the Closing.

(b)            Closing Certificate. Prior to or at the Closing, the Company shall have delivered a certificate executed by a duly authorized officer of the Company, substantially in the form of Exhibit F attached hereto, dated the Closing Date, to the effect that the conditions specified in Section 6.2(a) and Section 6.2(c) have been satisfied.

(c)            No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect.

(d)            Restrictive Covenant and Support Agreement. The Restrictive Covenant and Support Agreement shall remain in full force and effect.

(e)            Dissenting Shares. No more than three percent (3%) of the outstanding shares of Company Common Stock shall be Dissenting Shares.

(f)            2025 Company Audit. The Company shall have delivered to Parent a copy of the completed 2025 Company Audit.

(g)            Stockholder Approval. This Agreement shall have been adopted by the Company’s stockholders in accordance with Delaware Law, pursuant to the Written Consent or otherwise, and such adoption shall be in full force and effect.

Section 6.3.      Conditions to the Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement, including the Merger, shall be subject to the fulfillment at or prior to the Closing of each of the following conditions, any and all of which may be waived in whole or in part by the Company to the extent permitted by applicable Law:

(a)            Representations and Warranties; Covenants. (i) (x) The Parent Fundamental Representations shall be true and correct in all respects as of the date hereof and as of the Closing Date (or as of the specific date referred to therein for any such representation or warranty made as of a specific earlier date) except for de minimis failures to be true and correct, and (y) all other representations and warranties of Parent or Merger Sub in Article IV shall be true and correct in all respects (without giving effect to any “materiality” qualifications contained therein) as of the date hereof and as of the Closing Date (or as of the specific date referred to therein for any such representation or warranty made as of a specific earlier date), except to the extent of changes or developments contemplated by the terms of this Agreement or caused by the transactions contemplated hereby and except in each case to the extent the failure of such representations and warranties to be true and correct as of such dates does not have a material adverse effect on the ability of Parent or Merger Sub to perform its obligations under this Agreement or to consummate the transactions contemplated hereby, and (ii) Parent and Merger Sub shall have performed, in all material respects, all of the covenants and obligations which are to be performed by each of them under the terms of this Agreement prior to or at the Closing.

(b)            Closing Certificate. Prior to or at the Closing, Parent and Merger Sub shall have delivered to the Company a certificate executed by a duly authorized officer of Parent and Merger Sub, substantially in the form of Exhibit F attached hereto, dated the Closing Date, to the effect that the conditions specified in Section 6.3(a) have been satisfied.

Section 6.4.      Waiver of Closing Conditions. If the Closing occurs, all closing conditions set forth in this Article VI that have not been fully satisfied as of the Closing will be deemed to have been waived by the Company, Parent and Merger Sub.

Article VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1.      Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to Closing, notwithstanding the approval thereof by the stockholders of the Company, as follows:

(a)            by mutual written consent of the Company and Parent;

(b)            by either the Company or Parent, upon written notice to the other delivered after 5:00 p.m., Eastern Time, on the Outside Date, if, at or prior to such date and time, the Closing shall not have occurred; provided that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party hereto if the failure of such party to fulfill any obligation under this Agreement has been the primary cause of, or shall have resulted in, the failure of the Closing to occur on or prior to the Outside Date;

(c)            by either the Company or Parent, upon written notice to the other, if any court of competent jurisdiction or other competent Governmental Authority shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such Order or other action shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to either party if such party is in material breach of this Agreement, such that any of the conditions set forth in Section 6.2 (in the case of Parent) or Section 6.3 (in the case of the Company) could not be satisfied; or

(d)            by written notice of the Company to Parent if (i) Parent or Merger Sub shall have breached any of the covenants or agreements contained in this Agreement to be complied with by it such that the condition set forth in Section 6.3(a) could not be satisfied and such breach is not cured (if and to the extent curable) by Parent or Merger Sub within thirty (30) days (or by the Outside Date, if sooner) of receipt of notice thereof from the Company, or (ii) there exists a breach of any representation or warranty of Parent or Merger Sub contained in this Agreement such that the condition set forth in Section 6.3(a) could not be satisfied at the Closing; provided, however, that the right to terminate this Agreement under this Section 7.1(d) shall not be available to the Company if the Company is in material breach of this Agreement, such that any of the conditions set forth in Section 6.2 could not be satisfied;

(e)            by written notice of Parent to the Company if (i) the Company shall have breached any of the covenants or agreements contained in this Agreement to be complied with by the Company such that the condition set forth in Section 6.2(a) could not be satisfied and such breach is not cured (if and to the extent curable) by the Company within thirty (30) days (or by the Outside Date, if sooner) of receipt of notice thereof from Parent, or (ii) there exists a breach of any representation or warranty of the Company contained in this Agreement such that the condition set forth in Section 6.2(a) could not be satisfied at the Closing; provided, however, that the right to terminate this Agreement under this Section 7.1(e) shall not be available to Parent at any time during which Parent is in material breach of this Agreement such that any of the conditions set forth in Section 6.3 could not be satisfied; or

(f)            by written notice of Parent to the Company if the Company shall have failed to deliver the Written Consent to Parent within two (2) Business Days following the execution and delivery of this Agreement.

Section 7.2.      Effect of Termination. In the event of the valid termination of this Agreement in accordance with Section 7.1, this Agreement shall be deemed to be void and have no force or effect, and no party shall have any liability or obligation to the other parties or their respective Affiliates, or the respective directors, officers, employees, shareholders, partners, equityholders, managers, members, controlling Persons, attorneys, accountants, agents of any of the foregoing, or any of the foregoing’s heirs, successors or permitted assigns; provided that, the termination of this Agreement shall not relieve any party from liability for a Willful Breach. The provisions of Section 5.1(b), this Section 7.2, Section 8.3, Section 10.1, Section 10.4, Section 10.5, Section 10.6, Section 10.13, Section 10.16, Section 10.17, Section 10.18, Section 10.21 and Article IX (and any related definitional provisions set forth in Article I) shall survive such termination in accordance with their respective terms and remain valid and binding obligations of the parties hereto in accordance with their respective terms and the parties hereto shall be entitled to all rights and remedies provided by Law in respect of such surviving provisions.

Article VIII

SURVIVAL

Section 8.1.      Generally. The parties, intending to modify any applicable statute of limitations, agree that except for the covenants set forth in Section 5.1(c), Section 5.6, Section 5.7, Section 5.8, Section 5.10, Section 5.11, Section 5.12, Section 5.17(c), Section 5.21, Article II, Article VIII, Article IX and Article X (and any related definitions set forth in Article I), which will survive in accordance with their terms, each other representation, warranty, covenant and obligation contained herein or in any document, certificate or instrument delivered pursuant to this Agreement shall expire at the Effective Time with the consummation of the Merger and shall not survive the Closing, and none of the Company, Parent, Merger Sub, the Former Holders, or their respective Non-Recourse Parties shall have any liability whatsoever with respect to any such representation, warranty, covenant or obligation (it being understood and agreed that none of Parent, Merger Sub, the Former Holders, the Shareholder Representative, any direct or indirect owner of any of the foregoing, any Affiliate of any of the foregoing (including, after the Closing Date, the Company and its Subsidiaries), and any Non-Recourse Parties of any of the foregoing shall have recourse under this Agreement following the Closing for any breach of or inaccuracy in any such representation or warranty or any breach or nonfulfillment of covenant, condition or agreement required to be performed or fulfilled at or prior to the Closing).

Section 8.2.      Sole and Exclusive Remedy. Parent and Merger Sub hereby irrevocably and unconditionally acknowledge and agree that, from and after the Closing, the sole and exclusive source of recovery and remedy (in lieu of any and all other rights and remedies any such Person otherwise may have had) of Parent and Merger Sub or any of their respective Affiliates for any loss, liability, cost, expense or damage sustained, suffered or incurred by Parent or Merger Sub or any of their respective Affiliates resulting from any breach of, or misstatement, misrepresentation, inaccuracy, or omission in any representation or warranty contained in Article III or in any certificate delivered by the Company pursuant to this Agreement or from any failure to perform any covenant or agreement of the Company or any of its Subsidiaries that is required to be performed at or prior to the Closing contained in this Agreement shall be recovery against the R&W Insurance Policy in accordance with the terms thereof or a claim for Fraud, subject in all respects to the terms of this Agreement (including Section 5.11, this Article VIII, Section 10.5, Section 10.13 and Section 10.21). Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall limit the rights of Parent, Merger Sub or any Affiliates thereof under the R&W Insurance Policy, which shall be solely governed by the rights set forth thereunder.

Section 8.3.      Parent Acknowledgement. Each of Parent and Merger Sub acknowledges and agrees that:

(a)            Parent and Merger Sub have conducted an independent investigation of the financial condition, results of operations, assets, liabilities, properties and operations of the Company and its Subsidiaries, and, in making their determination to proceed with the transactions contemplated by this Agreement and the other Merger Documents, Parent, Merger Sub and their respective Affiliates (i) have relied solely on the results of their own respective independent investigation and on the representations and warranties of the Company expressly and specifically set forth in Article III (as qualified by the Disclosure Letter) and in the other Merger Documents and the certificate delivered pursuant to Section 6.2(b), and (ii) have not relied on the accuracy or completeness of any other information provided to (or otherwise acquired by) Parent or Merger Sub or any of their respective Affiliates or Non-Recourse Parties. Parent and Merger Sub are knowledgeable about the industries in which the Company and its Subsidiaries operate and are capable of evaluating the merits and risks of the transactions contemplated by this Agreement. Parent and Merger Sub have been furnished the opportunity to ask questions of the officers and management employees and to acquire additional information about the business and financial condition of the Companies and its Subsidiaries.

(b)            In connection with its investigation of the Company and its Subsidiaries and their business, Parent and Merger Sub may have received from the Company, its Subsidiaries or their respective Affiliates and agents certain projections, forward looking statements or other forecasts or estimates, including projected financial statements, cash flow items, certain business plan information or other data of the business of the Company or its Subsidiaries. Without limiting the representations and warranties expressly and specifically set forth in Article III (as qualified by the Disclosure Letter) and in the other Merger Documents and the certificate delivered pursuant to Section 6.2(b), each of Parent and Merger Sub, both for itself and each of its Affiliates and Non-Recourse Parties, acknowledges that (i) there are uncertainties inherent in attempting to make such projections, forward looking statements, forecasts, estimates or plans and, accordingly, it is not relying on them, (ii) it is familiar with such uncertainties and is making its own evaluation of the adequacy and accuracy of all projections, forward looking statements, forecasts, estimates and plans so furnished to it and (iii) it shall have no claim against anyone with respect to any of the foregoing, except as set forth in Section 8.2 or for Fraud.

(c)            Except for the representations and warranties expressly set forth in Article III (as qualified by the Disclosure Letter) and in the other Merger Documents and the certificate delivered pursuant to Section 6.2(b), (i) Parent and Merger Sub are not relying on any representations or warranties of any kind or nature (whether written or oral, express or implied) relating to the Company, the Company’s Subsidiaries, the business of the Company or any of its Subsidiaries or otherwise in connection with the transactions contemplated hereby, including with respect to the accuracy or completeness of any information regarding the Company or any of its Subsidiaries furnished or made available to Parent or Merger Sub, any projections or other information provided by or on behalf of the Company in connection with the transactions contemplated by this Agreement, the other Merger Documents or otherwise (for the avoidance of doubt, including as set forth in the Company’s Confidential Information Memorandum delivered to Parent prior to the date of this Agreement or other similar document or management presentations relating to the transactions contemplated hereby and including any information provided pursuant to Section 5.1) and (ii) any other representations and warranties of any kind or nature, express or implied, are specifically disclaimed by the Company, on its own behalf and on behalf of the Company Related Parties.

Article IX

REPRESENTATIVE OF THE SHAREHOLDERS OF THE COMPANY

Section 9.1.      Authorization of Shareholder Representative.

(a)            The Shareholder Representative (and any successor or any assign thereof) is hereby appointed, authorized and empowered to act, for the benefit of the Former Holders, as the sole and exclusive representative, agent and attorney-in-fact to act on behalf of each Former Holder, in connection with and to facilitate the consummation of the transactions contemplated hereby, which shall include the exclusive power and authority:

(i)              to execute and deliver the Escrow Agreement and the Paying Agent Agreement (with such modifications or changes therein as to which the Shareholder Representative, in its sole discretion, shall have consented) and to agree to such amendments or modifications thereto as the Shareholder Representative, in its sole discretion, determines to be desirable;

(ii)             to execute and deliver such amendments, waivers and consents in connection with this Agreement, the Escrow Agreement or the Paying Agent Agreement or the consummation of the transactions contemplated hereby or thereby as the Shareholder Representative, in its sole discretion, may deem necessary or desirable;

(iii)            to determine, negotiate and agree upon (x) the Net Working Capital Adjustment and (y) the Estimated Merger Consideration and the Final Merger Consideration pursuant to Section 2.4;

(iv)            as Shareholder Representative, to enforce and protect the rights and interests of the Former Holders and to enforce and protect the rights and interests of the Shareholder Representative arising out of or under or in any manner relating to this Agreement, the Escrow Agreement or the Paying Agent Agreement, or any other agreement, document, instrument or certificate referred to herein or therein or the transactions provided for herein or therein, and to take any and all actions which the Shareholder Representative believes are necessary or appropriate under the Escrow Agreement, the Paying Agent Agreement or this Agreement for and on behalf of the Former Holders, including, without limitation, asserting or pursuing any claim, Action, proceeding or investigation against Parent, Merger Sub or the Surviving Company, defending any claims, consenting to, compromising or settling any such claims, conducting negotiations with Parent, Surviving Company or their respective representatives regarding such claims, and, in connection therewith, to (A) assert any claim or institute any Action, proceeding or investigation; (B) investigate, defend, contest or litigate any claim, Action, proceeding or investigation initiated by Parent, the Surviving Company or any other Person, or by any federal, state or local Governmental Authority against the Shareholder Representative or any of the Former Holders, or the Adjustment Escrow Funds, the Severance Escrow Funds or the Retention Bonus Escrow Funds, and receive process on behalf of any or all of the Former Holders in any such claim, Action, proceeding or investigation and compromise or settle on such terms as the Shareholder Representative shall determine to be appropriate, and give receipts, releases or discharges with respect to, any such claim, Action, proceeding or investigation; (C) file any proofs of debt, claims or petitions as the Shareholder Representative may deem advisable or necessary; (D) settle or compromise any claims asserted under this Agreement, the Escrow Agreement or the Paying Agent Agreement; and (E) file and prosecute appeals from any decision, judgment or award rendered in any such Action, proceeding or investigation, it being understood that the Shareholder Representative shall not have any obligation to take any such actions, and shall not have any liability for any failure to take any such actions;

(v)             to refrain from enforcing any right of the Former Holders or any of them or the Shareholder Representative arising out of or under or in any manner relating to this Agreement, the Escrow Agreement, the Paying Agent Agreement or any other agreement, instrument or document in connection with the foregoing; and

(vi)            to make, execute, acknowledge and deliver all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, assignments, letters and other writings, and, in general, to do any and all things and to take any and all action that the Shareholder Representative, in its sole and absolute discretion, may consider necessary or proper or convenient in connection with or to carry out the transactions contemplated by this Agreement, the Escrow Agreement, the Paying Agent Agreement or any other agreements, documents or instruments referred to herein or therein or executed in connection herewith or therewith.

(b)            The Shareholder Representative shall not be entitled to any fee, commission or other compensation for the performance of its services hereunder, but shall be entitled to payment from the Former Holders of all its costs and expenses incurred as the Shareholder Representative. In connection with the foregoing, the Shareholder Representative shall be entitled to cover or recover the costs and expenses incurred by the Shareholder Representative in its capacity as the Shareholder Representative under this Agreement from the Expense Reserve. In addition, to the extent that the Expense Reserve is at any time insufficient (as determined by the Shareholder Representative in its sole discretion) to cover all of the costs and expenses incurred by the Shareholder Representative in its capacity as the Shareholder Representative under this Agreement, then the Shareholder Representative may, at its option, (i) retain such amount of the proceeds received by the Former Holders after the Closing Date under any term or provision of this Agreement (such amount together with the Expense Reserve, the “Expense Funds”) or (ii) seek reimbursement of such costs and expenses directly from the Former Holders. Once the Shareholder Representative determines, in its sole discretion, that the Shareholder Representative will not incur any additional expenses in its capacity as the Shareholder Representative, then the Shareholder Representative will distribute the remaining unused Expense Funds (if any) (i) to the Paying Agent (for further distribution to the Former Holders of Company Common Stock in accordance with Section 2.7(f)), an amount in cash equal to (A) the unused Expense Funds multiplied by (B) a fraction, the numerator of which is the total number of shares of Company Common Stock outstanding immediately prior to the Effective Time and the denominator of which is the Fully Diluted Share Number, and (ii) to the Surviving Company or one of its Subsidiaries (for further distribution to the Former Holders of Company Options in accordance with Section 2.7(f)), an amount in cash equal to (A) the unused Expense Funds multiplied by (B) a fraction, the numerator of which is the total number of all Class A Common Stock underlying the Company Options and the denominator of which is the Fully Diluted Share Number. In connection with this Agreement, the Escrow Agreement and any instrument, agreement or document relating hereto or thereto, and in exercising or failing to exercise all or any of the powers conferred upon the Shareholder Representative hereunder (i) the Shareholder Representative shall incur no responsibility whatsoever to any Former Holders by reason of any error in judgment or other act or omission performed or omitted hereunder or in connection with the Escrow Agreement or any such other agreement, instrument or document, excepting only responsibility for any act or failure to act which represents bad faith or willful misconduct, and (ii) the Shareholder Representative shall be entitled to rely in good faith on the advice of counsel, public accountants or other experts experienced in the matter at issue, and any error in judgment or other act or omission of the Shareholder Representative pursuant to such advice shall in no event subject the Shareholder Representative to liability to any Former Holders. Each Former Holder shall indemnify (pro rata based on the aggregate amount of the Closing Cash Consideration and any Distribution to which such Former Holder is entitled pursuant to this Agreement) the Shareholder Representative against all losses, damages, liabilities, claims, obligations, costs and expenses, including reasonable attorneys’, accountants’ and other experts’ fees and the amount of any judgment against them, of any nature whatsoever (including any and all expense whatsoever reasonably incurred in investigating, preparing or defending against any litigation, commenced or threatened or any claims whatsoever), arising out of or in connection with any claim, investigation, challenge, Action or proceeding or in connection with any appeal thereof, relating to the acts or omissions of the Shareholder Representative hereunder, or under the Escrow Agreement or otherwise; provided, however, that the foregoing indemnification shall not apply in the event of any Action or proceeding which finally adjudicates the liability of the Shareholder Representative hereunder for its bad faith or willful misconduct. Any amount payable to the Shareholder Representative pursuant to this Section 9.1 shall (I) first be paid from the Expense Funds and (II) thereafter be paid to the Shareholder Representative by the Former Holders pro rata based on the aggregate amount of the Closing Cash Consideration and any Distribution to which such Former Holder is entitled pursuant to this Agreement. In the latter case, upon written notice from the Shareholder Representative to the Former Holders as to the existence of a deficiency toward the payment of any such indemnification amount, each Former Holder shall promptly deliver to the Shareholder Representative full payment of his, her or its ratable share of the amount of such deficiency; provided that no such Former Holder shall be liable for any claim of indemnification which is, individually or in the aggregate, in excess of such Former Holder’s pro rata portion of the Closing Cash Consideration and any Distribution to which such Former Holder is entitled pursuant to this Agreement.

(c)            Notwithstanding the provisions of Article VIII, all of the indemnities, immunities and powers granted to the Shareholder Representative under this Agreement shall survive the Effective Time or any termination of this Agreement or the Escrow Agreement.

(d)            The grant of authority provided for herein (i) is coupled with an interest and shall be irrevocable and survive the death, incompetency, bankruptcy or liquidation of any Former Holder; and (ii) shall survive the consummation of the Merger. The appointment of Shareholder Representative as the sole and exclusive agent of its stockholders shall be irrevocable and binding on all such stockholders pursuant to Section 261(a)(2) of Delaware Law from and after the adoption of this Agreement by the stockholders pursuant to Section 251(c) of Delaware Law.

(e)            For the avoidance of doubt and without limiting the generality of the foregoing, the Company is hereby designated as the sole and exclusive agent of its stockholders for the purposes of pursuing and recovering damages on behalf of its stockholders in the event of Parent’s or Merger Sub’s breach of this Agreement, which right is hereby acknowledged by Parent and Merger Sub (subject to the limitations of this Agreement). The Company shall be entitled to retain the amount of any damages received from or on behalf of Parent in respect of such breach or termination. The appointment of the Company as the sole and exclusive agent of its stockholders in connection herewith shall be irrevocable and binding on all such stockholders from and after the adoption of this Agreement by the stockholders pursuant to Section 251(c) of Delaware Law. In the event of any breach by Parent or Merger Sub, Parent may be liable for any and all damages, costs, expenses, liabilities of any kind suffered by the Company and its stockholders, which the parties acknowledge and agree may include, in addition to any other remedies available at law or in equity, damages based on the loss of, the benefit of the bargain lost by the Company and its stockholders, including the premium the stockholders of the Company would be entitled to receive pursuant to the terms of this Agreement if the Merger were consummated in accordance with the terms hereof, as contemplated by Section 261(a)(1) of the Delaware General Corporation Law.

(f)            Notwithstanding anything to the contrary in this Agreement, Parent, Merger Sub, and any other Person may conclusively and absolutely rely, without inquiry and without any liability whatsoever, upon any action of the Shareholder Representative in all matters referred to in this Agreement. The Company and the Shareholder Representative acknowledge and agree that neither Parent nor any of Parent’s Subsidiaries, Affiliates, or Representatives will be liable to the Company, the Shareholder Representative, any Former Holder, any of their respective Affiliates, or any other Person as a result of, in connection with, or relating to the performance of the Shareholder Representative’s duties and obligations under this Agreement, the Escrow Agreement, or the Paying Agent Agreement, including with respect to any errors in judgment, negligence, oversight, breach of duty or otherwise of the Shareholder Representative. From and after the Effective Time, neither Parent, the Surviving Company, nor any of Parent’s Subsidiaries, Affiliates, or Representatives shall have any liability to the Shareholder Representative, any Former Holder, or any other Person for (i) any of the Shareholder Representative’s calculations or allocations of amounts under Section 2.4, (ii) any Expense Funds, or (iii) any expenses of the Shareholder Representative or funds, security, or indemnities provided by the Former Holders pursuant to this Section 9.1.

Article X

MISCELLANEOUS

Section 10.1.    Notices. Any notice, request, instruction, consent, claim, demand, waiver, or other communication hereunder shall be in writing and shall be deemed given if delivered personally (with a copy sent by electronic mail), sent by electronic mail, sent by nationally recognized overnight courier (with a copy sent by electronic mail), or mailed by registered or certified mail (return-receipt requested and with a copy sent by electronic mail), postage prepaid, to the parties at the addresses set forth below or to such other address as the party to whom notice is to be given may have furnished to the other parties in writing in accordance with this Section 10.1, which will not constitute an amendment for the purpose of Section 10.15. Any such notice or communication will be deemed to have been delivered and received (a) in the case of personal delivery, on the date of such delivery; (b) in the case of electronic mail, on the date of transmittal; (c) in the case of a nationally recognized overnight courier in circumstances under which such courier guarantees next Business Day delivery, on the next Business Day after the date sent; and (d) in the case of mailing, on the third Business Day after that on which the piece of mail containing such communication is posted. A party receiving any notice hereunder shall promptly acknowledge receipt of such notice.

If to Parent and Merger Sub:

QXO, Inc.

Five American Lane

Greenwich, CT 06831

Attention: Chris Signorello, Chief Legal Officer

Email: [***]

with a copy to (which shall not constitute notice):

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Attention: Scott A. Barshay; Nickolas Bogdanovich

Email:      sbarshay@paulweiss.com;

nbogdanovich@paulweiss.com

If to the Company prior to Closing:

Kodiak Building Partners Inc.

9780 Pyramid Court, Suite 300

Englewood, CO 80112

Attn: Steve Swinney

E-mail: [***]

with a copy to (which shall not constitute notice):

Dechert LLP

2929 Arch Street

Philadelphia, PA 19104-2808

Attention: Eric Siegel; Stephanie L. Haas

Email:      eric.siegel@dechert.com;

stephanie.haas@dechert.com

and

CSC Shareholder Services LLC

c/o Court Square Capital Partners 299 Park

Avenue, 35th Floor

New York, New York 10171

Attn: Joseph Silvestri

E-mail: JSilvestri@courtsquare.com

If to the Shareholder Representative:

CSC Shareholder Services LLC

c/o Court Square Capital Partners 299 Park

Avenue, 35th Floor

New York, New York 10171

Attn: Joseph Silvestri

E-mail: [***]

with a copy to (which shall not constitute notice):

Dechert LLP

2929 Arch Street

Philadelphia, PA 19104-2808

Attention: Eric Siegel; Stephanie L. Haas

Email:      eric.siegel@dechert.com;

stephanie.haas@dechert.com

Section 10.2.    Exhibits and Disclosure Letter. All exhibits and the Disclosure Letter hereto, or documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement; provided that notwithstanding anything to the contrary, as contemplated by Section 268(b) of the DGCL, the Disclosure Letter shall not be deemed part of this Agreement for purposes of any provision of the DGCL but shall have the effects expressly provided in this Agreement. For the purposes of this Agreement, any matter that is disclosed in one Section of the Disclosure Letter shall be deemed to have been included in the other Sections of the Disclosure Letter so long as the relevance of such matter to such other Sections is reasonably apparent on the face of such disclosure. Disclosure of any fact or item in any Section of the Disclosure Letter shall not by itself be construed as an admission, acknowledgement, representation or indication that such fact or item is required by this Agreement to be set forth in the Disclosure Letter or is material to the Company or its Subsidiaries individually or taken as a whole. In particular, (a) certain matters may be disclosed in the Disclosure Letter that may not be required to be disclosed because of certain minimum thresholds or materiality standards set forth in this Agreement, (b) the disclosure of any such matter does not by itself mean that it meets or surpasses any such minimum thresholds or materiality standards and (c) no disclosure in the Disclosure Letter relating to any possible breach or violation of any contract or Law shall by itself be construed as an admission or indication that any such breach or violation exists or has actually occurred. Such facts and items may be disclosed for informational purposes only. Except to the extent expressly provided in this Agreement, the Disclosure Letter is not intended to constitute, and shall not be construed as constituting, representations or warranties of the Company or any of its Subsidiaries and shall not be deemed to expand in any way the scope or effect of any of such representations or warranties.

Section 10.3.    Computation of Time. Whenever the last day for the exercise of any privilege or the discharge or any duty hereunder shall fall upon a day that is not a Business Day, the party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding Business Day.

Section 10.4.    Expenses. Regardless of whether the transactions provided for in this Agreement are consummated, except as otherwise provided in this Agreement, each party hereto shall pay its own expenses and costs, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby; provided, however, that notwithstanding the foregoing or anything to the contrary contained in this Agreement: (a) any transfer, documentary, sales, use, stamp, registration and other such Taxes (“Transfer Taxes”), and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement shall be borne fifty percent (50%) by Parent, on the one hand, and fifty percent (50%) by the Former Holders as Transaction Expenses, and all Tax Returns and other documentation with respect to such Transfer Taxes shall be prepared and filed by the party that is legally responsible for filing such Tax Returns under applicable Law; provided, that the parties shall, and shall cause their respective Affiliates to, cooperate to timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes, (b) all filing fees to be paid in connection with the parties’ initial filing pursuant to the HSR Act shall be paid by Parent and shall be borne fifty percent (50%) by Parent and fifty percent (50%) by the Former Holders as Transaction Expenses, (c) the premium and any related broker fees and expenses to obtain the “tail” insurance as set forth in Section 5.8(d) shall be paid by Parent, (d) the fees and expenses of the Escrow Agent and the Paying Agent shall be paid by Parent (or its applicable Affiliate) and shall be borne fifty percent (50%) by Parent and fifty percent (50%) by the Former Holders as Transaction Expenses, and (e) Parent shall be responsible for the premium and any related broker fees and expenses to obtain the R&W Insurance Policy. Parent understands and acknowledges that all out of pocket fees and expenses incurred or to be incurred by the Company in connection with the transactions contemplated hereby (including, without limitation, the Transaction Expenses) may be paid by the Company in cash at or prior to the Closing, in which case (for the avoidance of any doubt) such cash shall be excluded from Closing Date Cash and Cash Equivalents.

Section 10.5.    Governing Law.

(a)            This Agreement and all claims or causes of Action based upon, arising out of, or related to this Agreement or any document, certificate or instrument delivered in connection herewith or therewith, or the transactions contemplated hereby or thereby, including the negotiation, execution or performance of this Agreement (whether in contract, tort or otherwise) (each, a “Transaction Related Claim”), shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to any applicable conflicts of Law principles that would require the application of the substantive Laws of another jurisdiction.

(b)            Subject to Section 2.4(e) (which shall govern any dispute arising thereunder), each party hereto agrees that it will bring any Action or proceeding in respect of any Transaction Related Claim exclusively in the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware, or in the event (but only in the event) that such Court of Chancery declines to accept jurisdiction over such Action or proceeding, any federal court within the State of Delaware or the Complex Commercial Litigation Division of the Superior Court of the State of Delaware located in New Castle County (the “Chosen Courts”), and, in connection with claims based upon, arising under or related to this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such Action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such Action or proceeding will be effective if notice is given in accordance with Section 10.1.

(c)            Notwithstanding anything herein to the contrary, each of the parties hereto expressly agree (i) that it will not bring or support any Action, whether in Law or in equity, whether in contract or in tort or otherwise, against the financial institutions that have committed to provide or arrange or otherwise entered into agreements in connection with any the Debt Financing and the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective Affiliates involved in any such Financing, and their Affiliates’ respective officers, directors, managers, controlling Persons, employees, agents and Representatives involved in any such Financing and their respective successors and assigns (collectively, the “Financing Sources”) arising out of, or relating to, this Agreement, any definitive documentation related to the Debt Financing, the performance thereof or the transactions contemplated hereby or thereby, in each case, in any forum other than any state or federal court sitting in the Borough of Manhattan in the State of New York and any appellate court thereof, (ii) that it irrevocably submits itself and its property with respect to any such Action, suit or proceeding to the exclusive jurisdiction of such court, (iii) that it irrevocably waived, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Action, suit or proceeding in any such court, (iv) to waive and hereby waives to the fullest extent permitted by applicable Law any right or claim to trial by jury in respect of any such Action, and (v) that any such Action shall be governed by, and construed in accordance with, the Laws of the state of New York, without regard to the Laws that might otherwise govern under applicable principles of conflicts of Law thereof. Notwithstanding the foregoing, each of the parties hereto agrees that this Section 10.5(c) shall not limit any claims brought against or liability of Parent or any of its Affiliates arising out of, or relating to, this Agreement.

Section 10.6.    Assignment; Successors and Assigns; No Third Party Rights.

(a)            This Agreement may not, without the prior written consent of the other parties hereto, be assigned, and any attempted assignment shall be null and void ab initio; provided that, notwithstanding the foregoing, Parent may assign this Agreement and/or transfer the outstanding shares of Merger Sub to one or more wholly owned Subsidiaries of Parent; provided, further, that no such assignment or transfer shall relieve Parent of its obligations under this Agreement. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, permitted assigns and legal representatives.

(b)            This Agreement shall be for the sole benefit of the parties to this Agreement and their respective heirs, successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the parties hereto and their respective heirs, successors and assigns, any legal or equitable right, remedy or claim hereunder, except that (i) the Covered Persons shall be intended third party beneficiaries of (and may enforce as if direct parties to this Agreement) Section 5.8, (ii) the Former Holders shall be intended third party beneficiaries of (and may enforce as if direct parties to this Agreement) Article VIII, Section 9.1, this Section 10.6, Section 10.16, Section 10.17, Section 10.18 and Section 10.19, (iii) the Non-Recourse Parties shall be intended third party beneficiaries of (and may enforce as if direct parties to this Agreement) Section 10.21, (iv) the Company Related Parties shall be intended third party beneficiaries of (and may enforce as if direct parties to this Agreement) Section 5.11, (v) Dechert LLP shall be an intended third party beneficiary of (and may enforce as if a direct party to this Agreement) Section 10.16 and this Section 10.6(b), and (vi) the Financing Sources are hereby made third-party beneficiaries, and may enforce, Section 10.5(c), this second sentence of Section 10.6(b), Section 10.15 and Section 10.22.

Section 10.7.    Counterparts. This Agreement may be executed in two or more counterparts for the convenience of the parties hereto, each of which shall be deemed an original and all of which together will constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by portable document format or other electronic means shall be effective as delivery of a manually executed counterpart to this Agreement.

Section 10.8.    Titles and Headings. The titles, captions and table of contents in this Agreement are for reference purposes only, and shall not in any way define, limit, extend or describe the scope of this Agreement or otherwise affect the meaning or interpretation of this Agreement.

Section 10.9.    Entire Agreement. This Agreement, including the exhibits and the Disclosure Letter, the other Merger Documents and the Confidentiality Agreement constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersede all prior and contemporaneous representations, warranties, understandings and agreements, whether written, oral or implied, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement, the exhibits and Disclosure Letter (other than an exception expressly set forth as such in the Disclosure Letter), the statements in the body of this Agreement will control. Exhibits and the Disclosure Letter annexed hereto or referred to hereby are “facts ascertainable” as such term is used in Section 251(b) of the Delaware Law and do not form a part of this Agreement solely for purposes of the Delaware Law and not for any other purpose under this Agreement, but instead operate on the terms of this Agreement as provided herein.

Section 10.10.  Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 10.11.  No Strict Construction. Each of the parties hereto acknowledges that this Agreement has been prepared jointly by the parties hereto and shall not be strictly construed against either party. As a consequence, the parties do not intend that the presumptions of any Laws or rules relating to the interpretation of contracts against the drafter of any particular clause should be applied to this Agreement and therefore waive their effects.

Section 10.12.  Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the parties hereto in accordance with their specific terms or were otherwise breached. It is accordingly agreed that Parent, on the one hand, and the Company, on the other hand, shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction and that this shall include the right of the Company to cause Parent, on the one hand, and the right of Parent to cause the Company and the Shareholder Representative, on the other hand, to fully perform the terms of this Agreement to the fullest extent permissible pursuant to this Agreement and applicable Law and to thereafter cause this Agreement and the transactions contemplated hereby to be consummated on the terms and subject to the conditions thereto set forth in this Agreement. Such remedies shall be cumulative and not exclusive and shall be in addition to any other remedies which any party may have under this Agreement or otherwise. The parties hereto agree that the right of specific performance and other equitable relief is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor Parent would have entered into this Agreement. Each of the parties hereto hereby (i) waives the defense that a remedy at Law would be adequate, (ii) agrees not to raise any objections to the availability of the equitable remedy of specific performance and (iii) waives any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief. In no event shall the exercise of any party’s right to seek specific performance pursuant to this Section 10.12 reduce, restrict or otherwise limit such party’s right to terminate this Agreement pursuant to Article VII or to pursue other applicable remedies at Law, subject to the terms of this Agreement.

Section 10.13.  Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE OTHER MERGER DOCUMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER MERGER DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (II) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.13.

Section 10.14.  Failure or Indulgence not Waiver; Waiver. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single party’s or parties’ exercise of any such right preclude any other or further exercise thereof or any other right. Except as set forth herein, all rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available. Any failure of Parent or Merger Sub, on the one hand, or the Company, on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived by the Company (with respect to any failure by Parent or Merger Sub) or by Parent or Merger Sub (with respect to any failure by the Company), respectively, only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 10.15.      Amendments. This Agreement may be amended, modified or supplemented only by an agreement in writing signed by (a) Parent, Merger Sub and the Company at any time prior to the Effective Time and (b) Parent and the Shareholder Representative after the Effective Time; provided, that this proviso, Section 10.5(c), the second sentence of Section 10.6(b), Section 10.15 and Section 10.22 shall not be modified, waived or amended without the consent of the Financing Sources party to the agreements evidencing the Debt Financing.

Section 10.16.  Conflict Waiver. Each of the parties to this Agreement hereby agrees, on its own behalf and on behalf of its directors, equityholders, partners, officers, employees and Affiliates, and each of their successors and assigns (all such parties, the “Waiving Parties”), that (a) Dechert LLP may represent the Shareholder Representative, the Former Holders and their Affiliates (collectively, the “Seller Group”), on the one hand, and the Company and its Subsidiaries, on the other hand, in connection with the negotiation, preparation, execution and delivery of this Agreement and the other Merger Documents and the consummation of the transactions contemplated hereby and thereby (such representation, the “Current Representation”), and (b) Dechert LLP (or any successor) may represent the Shareholder Representative, any and all members of the Seller Group or any director, member, partner, officer, employee or Affiliate of the Seller Group in connection with any dispute, litigation, claim, proceeding or obligation arising out of or relating to this Agreement, the other Merger Documents, or the transactions contemplated hereby or thereby (any such representation, the “Post-Closing Representation”). Notwithstanding such representation (or any continued representation) of the Company and/or any of its Subsidiaries, each of Parent, Merger Sub and the Company on behalf of itself and the Waiving Parties hereby consents thereto and waives (and will not assert) any conflict of interest or any objection arising therefrom or relating thereto. Each of Parent, Merger Sub and the Company, for itself and the Waiving Parties, hereby irrevocably acknowledges and agrees that all communications among the Company (prior to the Closing), the Seller Group and their counsel, including Dechert LLP, made in connection with, and to the extent relating to, the negotiation, preparation, execution, delivery and performance under, or any dispute or proceeding arising out of or relating to, this Agreement, any other Merger Documents, or the transactions contemplated hereby or thereby are privileged communications (the “Protected Communications”) between the Seller Group and such counsel. From and after the Closing, each of Parent, Merger Sub and the Surviving Company, on behalf of itself and the Waiving Parties, waives and will not assert any attorney-client privilege with respect to any Protected Communication.

Section 10.17.  Protected Communication. Each of the parties to this Agreement hereby agrees that, immediately prior to the Closing, without the need for any further action (a) all right, title and interest of the Company and its Subsidiaries in and to all Protected Communications shall thereupon transfer to and be vested solely in the Former Holders and their successors in interest, and (b) any and all protections from disclosure, including, but not limited to, attorney client privileges and work product protections, associated with or arising from any Protected Communications that would have been exercisable by the Company or its Subsidiaries shall thereupon be vested exclusively in the Former Holders and their successors in interest and shall be exercised or waived solely as directed by the Former Holders or their successors in interest. None of the Company or its Subsidiaries, Parent or any Person acting on any of their behalf shall, without the prior written consent of the Former Holders or their successors in interest, assert or waive or attempt to assert or waive any such protection against disclosure, including, but not limited to, the attorney-client privilege or work product protection, or to discover, obtain, use or disclose or attempt to discover, obtain, use or disclose any Protected Communications in any manner, including in connection with any dispute or legal proceeding relating to or in connection with this Agreement, the events and negotiations leading to this Agreement, or any of the transactions contemplated herein, provided, however, the foregoing shall neither prohibit Parent from seeking proper discovery of such documents nor the Former Holders from asserting that such documents are not discoverable to the extent that applicable attorney client privileges and work product protections have attached thereto.

Section 10.18.  No Waiver of Privilege; Protection from Disclosure or Use. The parties hereto understand and agree that nothing in this Agreement, including the foregoing provisions set forth in Section 10.16 and Section 10.17 regarding the assertions of protection from disclosure and use, privilege and conflicts of interest, shall be deemed to be a waiver of any applicable attorney-client privilege or other protection from disclosure or use. Each of the parties understands and agrees that it has undertaken reasonable efforts to prevent the disclosure of Protected Communications. Notwithstanding those efforts, the parties understand and agree that the consummation of the transactions contemplated by this Agreement could result in the inadvertent disclosure of information that may be confidential, eligible to be subject to a claim of privilege, or otherwise protected from disclosure. The parties further understand and agree that any disclosure of information that may be confidential, subject to a claim of privilege, or otherwise protected from disclosure will not constitute a waiver of or otherwise prejudice any claim of confidentiality, privilege, or protection from disclosure, including, but not limited to, with respect to information involving or concerning the same subject matter as the disclosed information.

Section 10.19.  Release.

(a)            Effective as of the Closing, each of the Former Holders, on the Former Holder’s own behalf and on behalf of anyone claiming by, through or under the Former Holder (including their respective heirs, legal representatives, successors and assigns) (each a “Seller Releasor”), hereby irrevocably releases, acquits and forever discharges, to the fullest extent permitted by law, each of Parent and the Surviving Company, each of the past, present and future direct and indirect owners of the foregoing, and each of the past, present and future general partners, directors, managers, officers, employees, agents, representatives and advisors (each a “Parent Releasee”) of, from and against any and all Actions and liabilities to the extent arising out of or relating to the direct or indirect ownership of equity interests in the Company and its Subsidiaries (collectively “Matters”) which such Seller Releasor ever had, now has or may have on or by reason of any matter, cause or thing whatsoever from the beginning of time through the Closing. Each Seller Releasor agrees not to, and agrees to cause its respective controlled Affiliates not to, assert any such Matter against the Parent Releasees. Notwithstanding the foregoing, each Seller Releasor retains, and does not release (i) its rights and interests under the terms of this Agreement or any of the other Merger Documents, (ii) any right (A) to insurance or indemnification, advancement or exculpation, to the extent required to be preserved in accordance with this Agreement, (B) to compensation or benefits as an employee or other individual service provider to the Company or any of its Subsidiaries, (C) that cannot be waived as a matter of Law, including those arising under workers’ compensation and unemployment Laws or (iii) any claim for Fraud.

(b)            Effective as of the Closing, each of Parent, the Surviving Company and their respective Subsidiaries, on its own behalf and on behalf of anyone claiming by, through or under it (including their respective heirs, legal representatives, successors and assigns) (each a “Parent Releasor”), hereby irrevocably releases, acquits and forever discharges, to the fullest extent permitted by law, each of the Former Holders, each of the past, present and future direct and indirect owners of the foregoing, and each of the past, present and future general partners, directors, managers, officers, employees, agents, representatives and advisors of any of the foregoing (each a “Seller Releasee”) from and against any and all Actions and liabilities to the extent arising out of or relating to any Matters which such Parent Releasor ever had, now has or may have from the beginning of time through the Closing. Each Parent Releasor agrees not to, and agrees to cause its respective controlled Affiliates not to, assert any such Matter against the Seller Releasees. Notwithstanding the foregoing, each Parent Releasor retains, and does not release (i) its rights and interests under the terms of this Agreement or any of the other Merger Documents, (ii) its rights and interests under the terms of any employment contract or other contract or Plan to which a Former Holder and the Surviving Company or one of its Subsidiaries are bound, (iii) any right that cannot be waived as a matter of Law, or (iv) any claim for Fraud.

Section 10.20.  No Right of Setoff. No party hereto nor any Affiliate thereof may deduct from, set off, holdback or otherwise reduce in any manner whatsoever any amount owed to it hereunder against any amounts owed hereunder by such Persons to any other party hereto or any of such other party’s Non-Recourse Parties.

Section 10.21.  Non Recourse; No Recission. Notwithstanding anything that may be express or implied in this Agreement, but without limiting any rights of Parent or Merger Sub under any other Merger Document or in any document, certificate, or instrument delivered in connection herewith or therewith, each party hereto acknowledges and agrees, on behalf of itself and its Non-Recourse Parties, that this Agreement may only be enforced against, and any Transaction Related Claim may only be brought against, the Persons that are parties hereto, and then only with respect to the specific obligations set forth herein with respect to such Person. For the avoidance of doubt, except to the extent such Person is a signatory party to this Agreement, any other Merger Document or any document, certificate or instrument delivered in connection herewith or therewith (and then only to the extent of the specific obligations undertaken by such signatory party herein or therein and not otherwise), Parent, Merger Sub, the Company and the Shareholder Representative (each on behalf of itself and their respective Non-Recourse Parties) covenant and agree that no recourse under this Agreement (including any representation, warranty or covenant made in or in connection with this Agreement, the Merger Documents or any other documents or instruments delivered in connection with this Agreement or other obligation or liabilities of any one or more of Parent, Merger Sub, the Company or the Shareholder Representative under this Agreement) or the transactions contemplated hereby shall be had, whether through theories pertaining to agency, control, instrumentality, alter ego, domination, unjust enrichment, sham, single business enterprise, piercing the veil, unfairness, undercapitalization or otherwise, against any Non-Recourse Party (excluding, for the avoidance of doubt, parties to this Agreement, any other Merger Document or any document, certificate or instrument delivered in connection herewith or therewith (and then only to the extent of the specific obligations undertaken by such signatory party herein or therein and not otherwise)), whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, it being expressly agreed and acknowledged that, except as expressly set forth in this Agreement, any Merger Document or any document, certificate or instrument delivered in connection herewith or therewith (and then only to the extent of the specific obligations undertaken by such signatory party herein or therein and not otherwise), no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Non-Recourse Party for any obligation under this Agreement, any Merger Document or pursuant to any documents, certificates or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation. In furtherance of the forgoing, each party hereto hereby covenants and agrees, on behalf of itself and their respective Non-Recourse Parties and Representatives, that it and they shall not institute, and it and they shall cause their respective Affiliates not to institute, any litigation or bring any other claim arising under, related to or in connection with, this Agreement, any Merger Document or any document, certificate or instrument delivered in connection herewith or therewith, or the transactions contemplated hereby or thereby against any Non-Recourse Parties (excluding, for the avoidance of doubt, parties to this Agreement, any other Merger Document or any document, certificate or instrument delivered in connection herewith or therewith (and then only to the extent of the specific obligations undertaken by such signatory party herein or therein and not otherwise)). Notwithstanding anything to the contrary in this Section 10.21, nothing in this Section 10.21 or otherwise in this Agreement shall, or shall be deemed to, waive or release any claim or remedy (i) for Fraud or (ii) under the terms of any employment contract or other contract or plan to which a Non-Recourse Party is bound. Notwithstanding anything in this Agreement to the contrary, no breach of any representation, warranty, covenant or agreement contained in this Agreement will give rise to any right on the part of any party, after the Closing, to rescind this Agreement or any of the transactions contemplated by this Agreement and each party hereby waives any and all rights to pursue such remedy.

Section 10.22.  Waiver of Claims Against Debt Financing Sources. None of the Financing Sources shall have any liability to the Company, its Subsidiaries or its Affiliates arising out of, or relating to, this Agreement, any definitive documentation related to the Debt Financing, the performance thereof or the transactions contemplated hereby or thereby, whether at Law or equity, in contract, in tort or otherwise, and neither the Company nor any of its Subsidiaries or Affiliates will have any rights or claims against any Financing Sources under, arising out of, or relating to, this Agreement, any definitive documentation related to the Debt Financing, the performance thereof or the transactions contemplated hereby or thereby. Notwithstanding the foregoing, nothing in this Section 10.22 shall in any way limit or modify the rights and obligations of Parent and its Subsidiaries and Affiliates (which shall exclude, prior to the Closing, the Company and its Subsidiaries and shall include, from and after the Closing, the Company and its Subsidiaries) under this Agreement. Notwithstanding the foregoing, each of the parties hereto agrees that this Section 10.22 shall not limit any claims brought against or liability of Parent or any of its Affiliates arising out of, or relating to, this Agreement.

* * * * * * *

IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be duly executed as of the day and year first above written.

QXO, INC.

By:	/s/ Christopher Signorello
Name: Christopher Signorello
Title: Chief Legal Officer

JUNO MERGER SUB, INC.

By:	/s/ Christopher Signorello
Name: Christopher Signorello
Title: Secretary

[Signature Page to Agreement and Plan of Merger]

KODIAK BUILDING PARTNERS INC.

By:	/s/ Steve Swinney
Name: Steve Swinney
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

CSC SHAREHOLDER SERVICES LLC

By:	/s/ Joseph Silvestri
Name: Joseph Silvestri
Title: Managing Partner

[Signature Page to Agreement and Plan of Merger]